
realnetworks
SEC
Mail Processing
Section
OCT 18 2011
Washington, DC
105

RealNetworks, Inc.

Proxy Statement

and

2010 Annual Report on Form 10-K


11008602

realnetworks.

RealNetworks, Inc. 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121

October 21, 2011

Dear Shareholder:

I cordially invite you to attend the RealNetworks, Inc. 2011 Annual Meeting of Shareholders (the "Annual Meeting"). Our focus is already on plans for 2012 and I have decided to refrain from reviewing the history of last year's operations in a shareholder's letter. Your company's management team will discuss our strategy for growth and improved performance at the Annual Meeting.

The Annual Meeting will be held at 11:00 a.m., Pacific Standard Time, on Wednesday, November 16, 2011 at the World Trade Center, 4th Floor, 2200 Alaskan Way, Seattle, Washington 98121 for the following purposes:

1. To elect Janice Roberts and Michael B. Slade as Class 2 directors, each to serve for a three-year term;

2. To consider an advisory vote on executive compensation;

3. To consider an advisory vote on whether a shareholder advisory vote regarding executive compensation should be held every year, every two years or every three years;

4. To ratify the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2011; and

5. To transact any other business properly presented at the meeting.

Detailed information as to the business to be transacted at the Annual Meeting is contained in the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement.

We encourage you to join us and participate in the meeting. If you are unable to do so, you have the option to vote in one of three ways:

1. Sign and return the enclosed proxy card as soon as possible in the envelope provided;

2. Call the toll-free telephone number shown on your proxy card; or

3. Vote via the Internet as described in the accompanying proxy statement.

I would like to express our appreciation for your support of RealNetworks. We look forward to seeing you at the meeting.

Sincerely,

MICHAEL LUNSFORD
Interim Chief Executive Officer

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]

REALNETWORKS, INC.
2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON

November 16, 2011
11:00 a.m. Pacific Standard Time

To the Shareholders of RealNetworks, Inc.:

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of Shareholders of RealNetworks, Inc., a Washington corporation, will be held on Wednesday, November 16, 2011, at 11:00 a.m., Pacific Standard Time, at the World Trade Center, 4th Floor, 2200 Alaskan Way, Seattle, Washington 98121 for the following purposes, as more fully described in the accompanying proxy statement (the "Proxy Statement"):

1. To elect Janice Roberts and Michael B. Slade as Class 2 directors, each to serve for a three-year term;
2. To consider an advisory vote on executive compensation;
3. To consider an advisory vote on whether a shareholder advisory vote regarding executive compensation should be held every year, every two years or every three years;
4. To ratify the appointment of KPMG LLP as RealNetworks, Inc.'s independent registered public accounting firm for the fiscal year ending December 31, 2011; and
5. To transact any other business properly presented at the meeting.

The accompanying Proxy Statement is being issued in connection with the solicitation of a proxy on the enclosed form by the Board of Directors of RealNetworks, Inc. for use at RealNetworks, Inc.'s 2011 Annual Meeting of Shareholders. You are entitled to vote at the Annual Meeting if you were a shareholder of record at the close of business on October 4, 2011. A list of shareholders as of that date will be available at the meeting and for ten days prior to the meeting at the principal executive offices of RealNetworks, Inc. located at 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121.

The 2010 Annual Report and this Proxy Statement can be viewed at http://www.RRDEZProxy.com/2011/RealNetworks in accordance with the rules of the U.S. Securities and Exchange Commission.

BY ORDER OF THE BOARD OF DIRECTORS

TRACY D. DAW
Chief Legal Officer and Corporate Secretary

Seattle, Washington
October 21, 2011

YOUR VOTE IS IMPORTANT!

All shareholders are cordially invited to attend the Annual Meeting in person. Regardless of whether you plan to attend the meeting, please vote by telephone or Internet, as described in the accompanying Proxy Statement, or complete, date, sign and return the enclosed proxy card as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) is enclosed for that purpose. You may still vote in person if you attend the meeting, even if you have given your proxy. Please note, however, that if a broker, bank or other nominee holds your shares of record and you wish to vote at the meeting, you must obtain from the record holder a proxy card issued in your name.

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]

REALNETWORKS, INC.

2011 PROXY STATEMENT

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

General

The enclosed proxy is solicited on behalf of the Board of Directors of RealNetworks, Inc. for use at the Annual Meeting of Shareholders to be held Wednesday, November 16, 2011, at 11:00 a.m., Pacific Standard Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the World Trade Center, 4th Floor, 2200 Alaskan Way, Seattle, Washington 98121.

These proxy solicitation materials and RealNetworks' Annual Report to Shareholders for the fiscal year ended December 31, 2010, including financial statements, were mailed on or about October 21, 2011, to all shareholders entitled to vote at the Annual Meeting.

Record Date and Quorum

Shareholders of record at the close of business on October 4, 2011, the record date, are entitled to notice of and to vote their shares at the Annual Meeting. At the record date, 34,206,624 shares of RealNetworks' common stock, $0.001 par value per share, were issued and outstanding. The common stock is listed for trading on the Nasdaq Global Select Market under the symbol RNWK. The presence in person or by proxy of the holders of record of a majority of the outstanding shares of common stock entitled to vote is required to constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes (which occur when a broker indicates on a proxy card that it is not voting on a matter) are considered as shares present at the Annual Meeting for the purpose of determining a quorum.

How to Vote

Registered shareholders can vote by telephone, by the Internet or by mail, as described below. If you are a beneficial shareholder, please refer to your proxy card or the information forwarded by your broker, bank or other holder of record to see what options are available to you.

Registered shareholders may cast their vote by:

(1) Signing, dating and promptly mailing the proxy card in the enclosed postage-paid envelope;

(2) Accessing the Internet website *www.proxyvoting.com/rnwk* and following the instructions provided on the website; or

(3) Calling 1-866-540-5760 and voting by following the instructions provided on the phone line.

We encourage you to vote your shares in advance of the Annual Meeting date even if you plan on attending the Annual Meeting.

Vote Required, Abstentions and Broker Non-Votes

Each holder of record of common stock on the record date is entitled to one vote for each share held on all matters to be voted on at the Annual Meeting.

If a quorum is present at the Annual Meeting, the two candidates for director who receive the highest number of affirmative votes will be elected. Shareholders are not entitled to cumulate votes for the election of directors.

Proposal 2 asks for a non-binding, advisory vote on executive compensation. If a quorum is present at the Annual Meeting, Proposal 2 will be approved, on an advisory basis, if the number of votes cast in favor of this proposal exceeds the number of votes cast against this proposal. Although an advisory vote, the Company values the opinions expressed by its shareholders, and the Compensation Committee, which is responsible for overseeing and administering the Company's executive compensation programs, will consider the outcome of the advisory vote when designing the Company's compensation programs and making future compensation decisions for the Company's named executive officers.

Proposal 3 also calls for a non-binding, advisory vote on the frequency of future advisory votes on the compensation of named executive officers. If a quorum is present at the Annual Meeting, the frequency that receives the most votes will be approved on an advisory basis. The Company's Board of Directors has recommended that an advisory vote on the compensation of named executive officers be held every year. If another frequency receives more votes, the Company's Board of Directors will take the result into account when making its decision on how often to hold executive compensation advisory votes.

If a quorum is present at the Annual Meeting, Proposal 4 will be approved if the number of votes cast in favor of such proposal exceeds the number of votes cast against such proposal.

Brokers who hold shares for the accounts of their clients may vote such shares either as directed by their clients or, in the case of "uninstructed shares," in their own discretion if permitted by the stock exchange or other organization of which they are members. Certain types of proposals are "non-discretionary," however, and brokers who have received no instructions from their clients do not have discretion to vote such uninstructed shares on those items. At this year's meeting, brokers will have discretion to vote uninstructed shares on the ratification of the appointment of the independent registered accounting firm only (Proposal 4). Brokers do not have discretionary voting authority to vote uninstructed shares in the election of directors or to vote on Proposals 2 or 3 absent voting instructions from their clients. Therefore, if you do not provide voting instructions to your broker with respect to the election of directors (Proposal 1) or with respect to Proposals 2 or 3, your broker cannot vote your shares on these proposals.

The failure of a brokerage firm or other intermediary to vote its customers' shares at the Annual Meeting will have no effect on voting on the nominees for director or on Proposals 2, 3 or 4 because the approval of those proposals is based on the number of votes actually cast for or against such proposal (as applicable).

Shareholders may abstain from voting on the nominees for director and on Proposals 2, 3 and 4. Abstention from voting on the nominees for director and on Proposals 2, 3 and 4 will have no effect, because the approval of each matter is based solely on the number of votes actually cast for or against the proposal (as applicable).

Votes cast by proxy or in person at the Annual Meeting will be tabulated by the inspector of election appointed for the Annual Meeting. The inspector of election will determine whether or not a quorum is present at the Annual Meeting.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Corporate Secretary of RealNetworks at RealNetworks' principal offices as set forth above in the Notice of Annual Meeting a written notice of revocation or a duly executed proxy bearing a later date or by attending the Annual Meeting and voting in person.

Proxy Solicitation

The expense of preparing, printing and mailing this Proxy Statement and the proxies solicited hereby will be borne by RealNetworks. Proxies will be solicited by mail and may also be solicited by RealNetworks' directors, officers and other employees, without additional remuneration, in person or by telephone, electronic mail or facsimile transmission. RealNetworks will also request brokerage firms, banks, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of common stock as of the record date and will reimburse such persons for the cost of forwarding the proxy materials in accordance with customary practice. Your cooperation in promptly voting your shares and submitting your proxy by telephone, Internet or by completing and returning the enclosed proxy card will help to avoid additional expense.

Shareholder Proposals for 2012 Annual Meeting

An eligible shareholder who desires to have a qualified proposal considered for inclusion in the proxy statement and form of proxy prepared in connection with RealNetworks' 2012 annual meeting of shareholders must deliver a copy of the proposal to the Corporate Secretary of RealNetworks, at the principal offices of RealNetworks, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to RealNetworks' shareholders, or, if the date of RealNetworks' 2012 Annual Meeting has been changed by more than 30 days from the date of RealNetworks' 2011 Annual Meeting, then no later than a reasonable time before RealNetworks begins to print and mail its proxy materials. To be eligible to submit a proposal for inclusion in our proxy statement, a shareholder must have continually been a record or beneficial owner of shares of common stock having a market value of at least $2,000 (or representing at least 1% of the shares entitled to vote on the proposal), for a period of at least one year prior to submitting the proposal, and the shareholder must continue to hold the shares through the date on which the meeting is held.

A shareholder of record who intends to submit a proposal at the 2012 annual meeting of shareholders that is not eligible or not intended for inclusion in RealNetworks' proxy statement must provide written notice to RealNetworks, addressed to the Corporate Secretary at the principal offices of RealNetworks, not less than one hundred twenty (120) days prior to the first anniversary of the date that this Proxy Statement was released to RealNetworks' shareholders, or, if the date of RealNetworks' 2012 Annual Meeting has been changed by more than 30 days from the date of RealNetworks' 2011 Annual Meeting, then no later than a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must also satisfy certain additional requirements specified in RealNetworks' Bylaws. A copy of the Bylaws will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks.

Shareholder Communication with the Board of Directors

Shareholders who wish to communicate with RealNetworks' Board of Directors, or with any individual member of the Board, may do so by sending such communication in writing to the attention of the Corporate Secretary at the address of our principal executive office with a request to forward the same to the intended recipient. Shareholder communications must include confirmation that the sender is a shareholder of RealNetworks. All such communications will be reviewed by RealNetworks' Corporate Secretary or Chief Financial Officer in order to create an appropriate record of the communication, to assure director privacy, and to determine whether the communication relates to matters that are appropriate for review by RealNetworks' Board of Directors or by any individual director. Communications will not be forwarded to Board members that (i) are unrelated to RealNetworks' business, (ii) contain improper commercial solicitations, (iii) contain material that is not appropriate for review by the Board of Directors based upon RealNetworks' Bylaws and the established practice and procedure of the Board, or (iv) contain other improper or immaterial information.

Householding Information

If you share an address with another shareholder, each shareholder may not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials. Shareholders who do not receive a separate copy of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials, but would like to receive a separate copy or additional copies, may request these materials by calling 1-206-892-6320 or writing to: Investor Relations, RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Shareholders who share an address and receive multiple copies of our Annual Report, proxy materials or Notice of Internet Availability of Proxy Materials may also request to receive a single copy by following the instructions above. Current and prospective investors can also access our Form 10-K, proxy statement and other financial information on the "Financial Information" section of our website at *http://investor.realnetworks.com.*

PROPOSAL 1 — ELECTION OF DIRECTORS

RealNetworks' Amended and Restated Bylaws provide for a Board of Directors that consists of not less than two and no more than nine members. RealNetworks' Amended and Restated Articles of Incorporation, as amended, provide that when the Board of Directors consists of four or more members, the directors will be divided into three classes (each class being as nearly equal in number as possible), with directors serving for staggered, three-year terms. The authorized number of directors is currently set at eight, and eight directors currently serve on the Board. After the Annual Meeting, if the two Class 2 nominees described further below are elected, the Board of Directors will consist of six directors and the size of the Board will be reduced to six effective immediately following the Annual Meeting.

The current Class 2 directors, Edward Bleier, Pradeep Jotwani and Jonathan Klein, are not standing for re-election to the Board at the Annual Meeting. Michael B. Slade and Janice Roberts are the nominees for election as Class 2 directors to serve until the 2014 annual meeting of shareholders, and each director elected will serve until the expiration of his or her term or until his or her earlier retirement, resignation, removal, or the election of his or her successor.

Mr. Slade is a new nominee to the Company's Board of Directors. Ms. Roberts presently serves as a Class 1 director with a term expiring at the annual meeting of shareholders in 2013. However, in order to maintain classes that are as equal in number as possible as required under Washington law and the Company's Amended and Restated Articles of Incorporation, as amended, the Board has approved a reclassification of Ms. Roberts from Class 1 to Class 2, subject to and effective upon the election of Ms. Roberts as a Class 2 director at the Annual Meeting. If Ms. Roberts is not elected to serve as a Class 2 director at the Annual Meeting, she will continue as a Class 1 director. If elected as Class 2 directors at the Annual Meeting, Mr. Slade and Ms. Roberts will each be elected to serve a three-year term expiring at the 2014 annual meeting of shareholders.

Kalpana Raina and Dominique Trempont are the two remaining Class 1 directors whose terms expire at the 2013 annual meeting of shareholders. Eric Benhamou and Robert Glaser are Class 3 directors whose terms expire at the 2012 annual meeting of shareholders.

Mr. Slade and Ms. Roberts have been nominated by the Nominating and Corporate Governance Committee of the Board of Directors, comprised of non-management directors, and recommended to the shareholders by the Board of Directors for election at the Annual Meeting. The accompanying proxy will be voted **FOR** the election of Mr. Slade and Ms. Roberts to the Board of Directors, except where authority to so vote is withheld. Proxies may not be voted for a greater number of persons than the number of nominees named. The nominees have consented to serve as directors of RealNetworks if elected. If at the time of the Annual Meeting a nominee is unable or declines to serve as a director, the discretionary authority provided in the enclosed proxy will be exercised to vote for a substitute candidate designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable, or will decline, to serve as a director.

Nominees for Director

Class 2 Director Nominees

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Michael B. Slade **Age 54**	Michael B. Slade has been nominated to serve as a Class 2 director and his term will commence subject to, and effective upon, his election as a director at the Annual Meeting. Mr. Slade is a co-founder of Second Avenue Partners, a provider of management, strategy and capital for early stage companies, where he has served as a partner since 2000. From 2005 to October 2006, Mr. Slade served as a Strategic Advisor for RealNetworks. From 2002 to May 2007, Mr. Slade served as a director of aQuantive, Inc., a publicly traded digital marketing service and technology company that was acquired by Microsoft Corporation in May 2007. From 1998 to 2004, Mr. Slade served as a consultant and member of the executive team at Apple Inc. From 1993 to 1998, Mr. Slade was Chairman and Chief Executive Officer of Starwave Corp., a Paul Allen-funded startup that was sold to The Walt Disney Corp. From 1992 to 1998, Mr. Slade held various executive and leadership positions with technology companies including Microsoft Corporation, Central Point Software, NeXT Computer, Inc. and Asymetrix Corp. Mr. Slade holds a B.A. in Economics from Colorado College and an M.B.A. from the Stanford University Graduate School of Business.	Senior executive leadership and business strategy experience with a variety of technology companies Management advisory experience Experience through service as a director of public and private companies
Janice Roberts **Age 55** **Director since 2010**	Janice Roberts has served as a Managing Director of Mayfield Fund, a Silicon Valley-based venture capital firm, since 2000. Ms. Roberts' current areas of investment interest include mobility, wireless communications, networking and consumer companies. From 1992 to 2002, Ms. Roberts was employed by 3Com Corporation, a network management company that was acquired by Hewlett Packard in April 2010, where she held various executive positions, most recently serving as President of 3Com Ventures, the investment division of 3Com Corporation, and Senior Vice President, Business Development and Global Marketing. Ms. Roberts managed a number of the new business initiatives at 3Com, including its Palm Computing subsidiary. Previously, Ms. Roberts was managing Director and President of BICC Data Networks Ltd., a network management company that was acquired by 3Com in 1992. Ms. Roberts' early career was based in Europe and included various technology-related marketing and general management positions. Ms. Roberts serves on the boards of ARM Holdings, plc, a technology and software company, several private companies and the advisory boards of Illuminate Ventures and SALT Branding. Ms. Roberts teaches Entrepreneurship and Venture Capital at the Stanford School of business. She holds a Bachelor of Commerce degree (Honours) from the University of Birmingham in the United Kingdom.	Senior leadership experience Management advisory experience Executive-level experience with technology companies, including companies focused on mobile and wireless communications technologies

Director Independence

The Board has determined that (i) Mr. Slade and Ms. Roberts are independent under the Nasdaq listing standards and (ii) all directors who are not standing for election at the Annual Meeting, other than Mr. Glaser, are independent under the Nasdaq listing standards and the applicable rules promulgated by the Securities and Exchange Commission (the "SEC").

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES NAMED IN PROPOSAL 1.

BOARD OF DIRECTORS

The business of RealNetworks is managed under the direction of a Board of Directors, which has responsibility for establishing broad corporate policies and for the overall performance of RealNetworks. It is not, however, involved in operating details on a day-to-day basis.

Identification, Evaluation and Qualification of Director Nominees

In general, the Nominating and Corporate Governance Committee reviews director candidates identified by Board members and any third-party search firms engaged by the Committee as part of the director nomination process. The Committee will consider candidates presented, and those candidates that meet the criteria for serving as determined by the Committee will be interviewed and evaluated by members of the Committee who will review each nominee's qualifications and references and such other information as the Committee may deem relevant. The other directors and the third party search firm, if one is engaged, are also given the opportunity to meet with and interview the candidates. The Committee will then recommend to the full Board the nominees that it has determined best suit the Board's needs. The Board ultimately makes all nominations for directors to be considered and voted upon at RealNetworks' annual meetings of shareholders.

One new director nominee is being presented to the shareholders for election at the Annual Meeting. Michael B. Slade was initially identified as a potential nominee by one of the Company's directors. The Nominating and Corporate Governance Committee evaluated Mr. Slade as a director nominee as part of a broader search process for potential candidates overseen by the Committee. As part of this search process, the Nominating and Corporate Governance Committee engaged a third-party search firm to assist the Committee in identifying and screening potential director nominees, including Mr. Slade, and to coordinate interview schedules and other logistics relating to the evaluation of candidates, including interviews with the Company's Chairman and other directors. Following this process, Mr. Slade was recommended for appointment to the Board of Directors by the Nominating and Corporate Governance Committee.

Qualifications required of individuals who are considered as board nominees will vary according to the particular areas of expertise being sought as a complement to RealNetworks' existing board composition at the time of any vacancy. All directors should possess the background, skills, expertise, and commitment necessary to make a significant contribution to RealNetworks. Relevant qualifications for RealNetworks' directors include: (1) exemplary personal and professional ethics and integrity; (2) the ability to engage in objective, fair and forthright deliberations; (3) operating experience at a policy-making level in business(es) relevant to RealNetworks' current and future plans; (4) independent judgment; (5) adequate time and personal commitment to provide guidance and insight to management; (6) a commitment to provide long-term value to RealNetworks' shareholders; (7) sophisticated business skills to enable rigorous and creative analysis of complex issues; and (8) understanding and experience in relevant markets, technology, operations, finance or marketing in the context of an assessment of the perceived needs of the Board as determined from time to time.

While RealNetworks does not have a formal policy or guidelines regarding diversity of membership of its Board of Directors, the Board recognizes the value of having a Board of Directors that encompasses a broad range of skills, expertise, contacts, industry knowledge and diversity of opinion. Therefore, the Board gives consideration to obtaining a diversity of experience and perspective within the Board and solicits directors' views on a variety of topics, including whether directors as a whole have the appropriate mix of characteristics, attributes, business experience and background to effectively serve as a director of RealNetworks.

Shareholder Nominations and Recommendations for Director Candidates

Shareholder Nominations for Director

Pursuant to RealNetworks' Amended and Restated Bylaws, shareholders who wish to nominate one or more candidates for election as directors at an annual meeting of shareholders must give notice of the proposal to nominate such candidate(s) in writing to the Corporate Secretary of RealNetworks not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting, or, if the date of the annual meeting at which the shareholder proposes to make such nomination is more than 30 days from the first anniversary of the date of the previous year's annual meeting, then the shareholder must give notice in a reasonable time before RealNetworks begins to print and mail its proxy materials. The notice must satisfy certain requirements specified in RealNetworks' Amended and Restated Bylaws, a copy of which will be sent to any shareholder upon written request to the Corporate Secretary of RealNetworks. The Nominating and Corporate Governance Committee will evaluate shareholder nominees using the same standards it uses to evaluate other nominees.

No shareholder has presented a timely notice of a proposal to nominate a director this year. Accordingly, the only directors to be elected at the Annual Meeting are Mr. Slade and Ms. Roberts. No other nominations are before, or may be brought at, the Annual Meeting.

Shareholder Recommendations for Director

In addition to the general nomination rights of shareholders, the Nominating and Corporate Governance Committee of the Board of Directors will consider Board candidates recommended by qualified shareholders in accordance with a written policy adopted by the Board. To be a qualified shareholder eligible to recommend a candidate to serve on the Board, a shareholder must have continuously held at least 2% of RealNetworks' outstanding securities for at least 12 months prior to the date of the submission of the recommendation.

A qualified shareholder may recommend a Board candidate for evaluation by the Committee by delivering a written notice to the Committee subject to the requirements set forth below. The notice must be received by the Committee not less than 120 days before the first anniversary of the date that RealNetworks' proxy statement was released to shareholders in connection with the previous year's annual meeting. Where RealNetworks changes its annual meeting date by more than 30 days from year to year, the notice must be received by the Committee no later than the close of business on the 10th day following the day on which notice of the date of the upcoming annual meeting is publicly disclosed.

Any Board candidate recommended by a shareholder must be independent of the recommending shareholder in all respects (e.g., free of material personal, professional, financial or business relationships from the proposing shareholder), as determined by the Committee or applicable law. Any Board candidate recommended by a shareholder must also qualify as an "independent director" under applicable Nasdaq rules.

The notice shall also contain or be accompanied by (i) proof of the required stock ownership (including the required holding period) of the proposing shareholder, (ii) a written statement that the qualified shareholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the Board candidate is proposed to be nominated, (iii) the name or names of each shareholder submitting the proposal, the name of the Board candidate, and the written consent of each such shareholder and the Board candidate to be publicly identified, (iv) the recommending shareholder's business address and contact information, and (v) all other information that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

With respect to the proposed Board candidate, the following information must be provided:

- name, age, business and residence addresses;
- principal occupation or employment;
- number of shares of RealNetworks' stock beneficially owned (if any);
- a written resume of personal and professional experiences;
- a statement from the recommending shareholder in support of the candidate, references for the candidate, and an indication of the candidate's willingness to serve, if elected;

- all other information relating to the proposed Board candidate that would be required to be disclosed in a proxy statement or other filings required to be made in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act and the regulations promulgated thereunder; and
- information, documents or affidavits demonstrating to what extent the proposed Board candidate meets the required minimum criteria established by the Committee, and the desirable qualities or skills, described in the RealNetworks policy regarding director nominations.

The notice must also include a written statement that the recommending shareholder and the proposed Board candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation as well as the signature of each proposed Board candidate and of each shareholder submitting the recommendation.

The notice must be delivered in writing, by registered or certified, first-class mail, postage prepaid, to Chair, Nominating and Corporate Governance Committee, RealNetworks, Inc., c/o Corporate Secretary, 2601 Elliott Avenue, Suite 1000, Seattle, WA 98121.

Board Leadership Structure

Currently, the positions of Chief Executive Officer and Chairman of the Board are held by two different individuals. Michael Lunsford presently serves as Interim Chief Executive Officer, and Robert Glaser serves as Chairman of the Board of Directors. The Board has determined that, although no formal policy is in place, the separation of these positions allows Mr. Lunsford to devote his time to the Company's key strategic objectives. Moreover, the Board recognized the value of leveraging Mr. Glaser's longtime leadership and knowledge of the Company through the role of Chairman. The Board and the Nominating and Corporate Governance Committee will continue to assess the appropriateness of this structure as part of the Board's broader strategic planning process.

In 2008, prior to the separation of the positions of CEO and Chairman, our Board determined that it was appropriate to appoint a lead independent director. Since that time, Eric Benhamou has served as the Company's lead independent director, providing leadership among the independent directors of our Board. As lead independent director, Mr. Benhamou is responsible for presiding over executive sessions of the independent directors, advising as to the quality, quantity and timeliness of the flow of information from management necessary for independent directors to effectively and responsibly perform their duties, coordinating the activities of the other independent directors, and acting as principal liaison between independent directors and management.

The Board believes that its current leadership structure consisting of a separate Chairman and CEO, and a lead independent director gives the Board flexibility to meet varying business, personnel and organizational needs over time, and demonstrates its commitment to good corporate governance.

Continuing Directors — Not Standing for Election This Year

The following individuals are Class 1 Directors whose terms continue until 2013:

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Kalpana Raina **Age 56** **Director since 2001**	Ms. Raina is the managing partner of 252 Solutions, LLC, an advisory firm. Previously, Ms. Raina was a senior executive with The Bank of New York, a global financial services company. She joined The Bank of New York in 1989 and held a variety of leadership positions, most recently Executive Vice President and Head of European Country Management and Corporate Banking. Prior to that, she served in Mumbai, India as the bank's Executive Vice President, International. During her eighteen-year career with the bank she had responsibility for clients in the media, telecommunications, healthcare, retailing, hotels and leisure and financial services industries in Asia, Europe, and the United States. Ms. Raina has served as a director of John Wiley & Sons, Inc., a publicly-traded global publisher of print and electronic products, since September 2009 and as a director of Information Services Group, Inc., a publicly-traded company specializing in the assessment, evaluation, negotiation, and management of service contracts between clients and their outside contractors, since August 2009. Ms. Raina is a member of Women Corporate Directors and The National Association of Corporate Directors and a past member of The US-India Business Council. Ms. Raina holds a B.A. Honors degree from Panjab University (India) and an M.A. degree in English Literature from McMaster University (Canada).	Senior executive leadership and business strategy experience Management advisory experience Significant experience, expertise and background with regard to business, accounting and financial matters Experience through service as a director of public companies
Dominique Trempont **Age 57** **Director since 2010**	Mr. Trempont has served as a director of Daily Mail and General Trust plc, a producer of content, information analytics and events for businesses and consumers, since February 2011, and as a director of on24, Inc., a leader in webcast and virtual solutions, since February 2010. Mr. Trempont has also served as a director of Finisar Corporation, a company that develops and markets high speed data communication systems and software for networking and storage, since 2005, and as a director of Energy Recovery, Inc., a manufacturer of efficient energy recovery devices utilized in the water desalination industry, since July 2008. From October 2006 to April 2010, Mr. Trempont served as a director of 3Com Corporation, a network management company that was acquired by Hewlett Packard in April 2010. From 2003 to 2005, Mr. Trempont was CEO-in-Residence at Battery Ventures, a venture capital firm. Prior to joining Battery Ventures, Mr. Trempont was Chairman, President and Chief Executive Officer of Kanisa, Inc., a software-as-a-service company focused on enterprise self-service applications, from 1999 to 2002. Mr. Trempont was President and CEO of Gemplus Corporation, a smart card company, from 1997 to 1999. Prior to Gemplus, Mr. Trempont served as Chief Financial Officer and head of Operations at NeXT Software. Mr. Trempont began his career at Raychem Corporation, a materials science and engineering company focused on telecommunications, electronics, automotive and other industries. Mr. Trempont earned an undergraduate degree in Economics from College St. Louis (Belgium), a B.A. with high honors in Business Administration and Software Engineering (LSM) from the University of Louvain (Belgium) and a master's degree in Business Administration from INSEAD (France/Singapore).	Senior leadership experience Management advisory experience Financial experience Executive-level experience with technology companies Experience through service as a director of public companies

The following individuals are Class 3 Directors whose terms continue until 2012:

	Biographical Information	Specific Experience, Qualifications and Skills Considered by our Board
Eric A. Benhamou **Age 56** **Director since 2003**	Mr. Benhamou was appointed lead independent director of RealNetworks' Board of Directors in 2008. Mr. Benhamou has served as chairman of the board of directors of Cypress Semiconductor, Inc., a publicly-traded semiconductor company, since 1993 and as chairman of the board of directors from 1994 to April 2010 of 3Com Corporation, a network management company that was acquired by Hewlett Packard in April 2010. He served as chief executive officer of Palm, Inc., a provider of mobile products and solutions, from 2001 until 2003 and as chairman of the board of directors until October 2007. He also served as chief executive officer of 3Com from 1990 to 2000. From March 2007 to February 2011, Mr. Benhamou served as a director of Voltaire Ltd., a provider of server, storage switching and software solutions that was acquired by Mellanox Technologies, Ltd. in 2011. Mr. Benhamou co-founded Bridge Communications, an early networking pioneer, and was vice president of engineering until its merger with 3Com in 1987. He has served as a director of SVB Financial Group, a publicly-traded financial services company, since 2005. Mr. Benhamou serves as vice chairman of the board of governors of Ben Gurion University of the Negev, and as director of Stanford University's School of Engineering and of Arts et Métiers ParisTech. He is the chief executive officer of Benhamou Global Ventures, an investment firm he founded in 2003, and serves on the boards of directors of several private companies. Mr. Benhamou holds a M.S. degree from Stanford University's School of Engineering and a Diplôme d'Ingénieur and a Doctorate from Ecole Nationale Supérieure d'Arts et Métiers (Paris, France).	Experience with technology companies through service on the boards of directors of various public and private companies Senior leadership/ CEO experience Service as Chairman of the Board of various public companies Management advisory experience Financial and accounting experience
Robert Glaser **Age 49** **Director since 1994**	Mr. Glaser has served as Chairman of the Board of Directors of RealNetworks since its inception in 1994 and as Chief Executive Officer of RealNetworks from 1994 until January 2010. Mr. Glaser has served as a venture partner at Accel Partners, a venture capital firm, since May 2010. Mr. Glaser's professional experience also includes ten years of employment with Microsoft Corporation where he focused on the development of new businesses related to the convergence of the computer, consumer electronics and media industries. Mr. Glaser holds a B.A. and an M.A. in Economics and a B.S. in Computer Science from Yale University.	Senior executive leadership and business strategy experience gained through founding a company and through service as an executive at technology companies Historical knowledge of RealNetworks through 16 years of service as Chief Executive Officer and Chairman of the Board

Meetings of the Board and Committees

The Board meets on a regularly scheduled basis during the year to review significant developments affecting RealNetworks and to act on matters requiring Board approval. It also holds special meetings when an important matter requires Board action between regularly scheduled meetings. The Board of Directors met 22 times during RealNetworks' fiscal year ended December 31, 2010 and took action by unanimous written consent on five occasions. The independent members of the Board of Directors regularly met in executive session without management present. No incumbent member attended fewer than 75% of the aggregate number of meetings of the Board of Directors held during the period for which he or she has been a director. No incumbent member attended fewer than 75% of the aggregate number of meetings of any Board committees on which he or she served held during the periods that he or she served during the fiscal year.

Committees of the Board

The Board of Directors has an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Strategic Transactions Committee, and it may create special committees from time to time. Applying the rules of the Nasdaq Stock Market and the SEC, the Board has determined that all members of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee are "independent." Committee membership of the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and the Strategic Transactions Committee as of October 4, 2011, the record date, was as follows:

Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee	Strategic Transactions Committee
Eric A. Benhamou*	Edward Bleier	Eric A. Benhamou	Robert Glaser*
Pradeep Jotwani	Jonathan Klein	Pradeep Jotwani	Jonathan Klein
Kalpana Raina	Kalpana Raina*	Janice Roberts*	Eric A. Benhamou
Dominique Trempont	Janice Roberts	Dominique Trempont	

* Chairperson

Audit Committee. The Audit Committee provides oversight of our accounting and financial reporting processes and financial statement audits, reviews RealNetworks' internal accounting procedures and consults with and reviews the services provided by its independent auditors. All of the members of our Audit Committee are financially literate pursuant to Nasdaq rules, and our Board has designated Mr. Benhamou as the Audit Committee Financial Expert, as defined by the SEC and applicable listing standards. Prior to July 23, 2010, the Audit Committee was composed of Messrs. Benhamou and Jotwani and Ms. Raina. From July 23, 2010 to December 31, 2010, the Audit Committee was composed of Messrs. Benhamou, Jotwani, and Trempont and Ms. Raina. The Board of Directors has adopted a written charter for the Audit Committee which can be found on our corporate website at *http://investor.realnetworks.com* under the caption "Corporate Governance." The Audit Committee met four times during the fiscal year ended December 31, 2010 and took action by unanimous written consent on one occasion.

Compensation Committee. The Compensation Committee establishes, reviews and recommends to the Board the compensation and benefits to be provided to the executive officers of RealNetworks and reviews general policy matters relating to employee compensation and benefits. Prior to July 23, 2010, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. From July 23, 2010 to August 26, 2010, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Trempont. From August 27, 2010 through December 31, 2010, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Trempont and Ms. Roberts. The Board of Directors has adopted a written charter for the Compensation Committee which can be found on our corporate website at *http://investor.realnetworks.com* under the caption "Corporate Governance." The Compensation Committee met ten times during the fiscal year ended December 31, 2010 and took action by unanimous written consent on three occasions.

The Compensation Committee has the authority to retain a compensation consultant to assist in the evaluation of executive compensation and has the authority to approve the consultant's fees and retention terms. In 2010, the Compensation Committee engaged Frederic W. Cook & Co., Inc. ("Cook") as its compensation consultant to provide analyses and make recommendations concerning non-management director compensation.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee searches for and recommends to the Board potential nominees for Board positions, makes recommendations to the Board regarding size and composition of the Board, and develops and recommends to the Board the governance principles applicable to RealNetworks. The Board of Directors has adopted a written charter for the Nominating and Corporate Governance Committee which can be found on our corporate website at *http://investor.realnetworks.com* under the caption "Corporate Governance." The Nominating and Corporate Governance Committee met nine times during the fiscal year ended December 31, 2010. Ms. Roberts was added to the Nominating and Corporate Governance Committee in July 2011, and so she did not serve on this Committee during 2010.

Strategic Transactions Committee. Pursuant to our Amended and Restated Articles of Incorporation, the approval of the Strategic Transactions Committee is required before the Board of Directors may:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of (a) assets representing more than 50% of the book value of RealNetworks' assets prior to the transaction or (b) any other asset or assets on which the long-term business strategy of RealNetworks is substantially dependent;
- authorize the voluntary dissolution of RealNetworks; or
- take any action that has the effect of the foregoing clauses.

From January 1, 2010 to September 3, 2010, the Strategic Transactions Committee was composed of Messrs. Glaser and Klein. From September 4, 2010 to December 31, 2010, the Strategic Transactions Committee was composed of Messrs. Benhamou, Glaser and Klein. A written charter for the Strategic Transactions Committee can be found on our corporate website at *http://investor.realnetworks.com* under the caption "Corporate Governance."

Board Oversight of Risk

The Company's management team is responsible for the day-to-day management of risks the Company faces, while the Board of Directors oversees the Company's risk management, both as a full Board of Directors and through its committees. The Board obtains information and insight on the Company's risk management from the Company's senior executives who attend Board meetings and are available to address any questions or concerns raised by the Board on risk management-related and any other matters. The Board also gains information from presentations prepared by senior management on strategic and significant operational matters involving our business. The Board of Directors also periodically reviews and approves the Company's strategic plans and initiatives, including the related expected opportunities and challenges facing the business and the execution of those plans.

The Board of Directors has delegated the oversight of certain risk areas to Board committees that assist the Board in fulfilling its risk oversight responsibility. For example, the Audit Committee has the responsibility to consider and discuss the Company's major financial risk exposures and the steps management has taken to monitor and control these risks. The Audit Committee also monitors compliance with legal and regulatory requirements, reviews legal matters that could have a significant financial impact on the Company and oversees the performance of the Company's internal audit function. In addition, the Audit Committee monitors the Company's code of ethics and oversees the Company's procedures for handling employee complaints regarding accounting, accounting controls and auditing matters.

The Audit Committee also reviews the annual comprehensive enterprise risk assessment performed by the Company's internal audit department that encompasses a number of significant areas of risk, including strategic, operational, compliance, investment and financial risks. This assessment process is designed to gather data regarding the most important risks that could impact the Company's ability to achieve its objectives and execute its strategies and entails reviewing critical Company policies and strategies as well as monitoring of emerging industry trends and issues. The assessment is reviewed by the Company's Chief Executive Officer and Chief Financial Officer and presented to the Audit Committee to facilitate discussion of any high risk areas.

The Board of Directors has also delegated to other committees the oversight of risk within their areas of responsibilities and expertise. The Compensation Committee reviews and approves the compensation for the Company's executive officers (other than the Chief Executive Officer) and its relationship to the Company's strategy and business plans and, in connection with those responsibilities, conducts an annual review of the Company's risk assessment of its compensation policies and practices for its employees. The Nominating and Corporate Governance Committee oversees the risk associated with the Company's corporate governance policies and practices. Each Board Committee is responsible for reporting its findings and recommendations, as appropriate, to the full Board of Directors.

Policy Regarding Director Attendance at Annual Meetings of Shareholders

We have a policy that at least one member of our Board of Directors will attend each annual meeting of shareholders, and all directors are encouraged to attend shareholder meetings. We will reimburse directors for reasonable expenses incurred in attending annual meetings of shareholders. Two directors attended the annual meeting of shareholders held on October 18, 2010.

Code of Business Conduct and Ethics

RealNetworks has adopted a Code of Business Conduct and Ethics that applies to all of RealNetworks' employees, officers and directors. RealNetworks' Code of Business Conduct and Ethics is publicly available on its website (*http://investor.realnetworks.com* under the caption "Corporate Governance"), or can be obtained without charge by written request to RealNetworks' Corporate Secretary at the address of RealNetworks' principal executive office. RealNetworks intends to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to or waiver from the application of the Code of Business Conduct and Ethics that applies to the Chief Executive Officer or the Chief Financial Officer, and any other applicable accounting and financial employee, by posting such information on its website at *http://investor.realnetworks.com* under the caption "Corporate Governance."

VOTING SECURITIES AND PRINCIPAL HOLDERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of October 4, 2011, information regarding beneficial ownership of the Common Stock by (a) each person known to RealNetworks to be the beneficial owner of more than five percent of RealNetworks' outstanding common stock, (b) each director, (c) each Named Executive Officer, and (d) all of RealNetworks' executive officers and directors as a group. Percentage of beneficial ownership is based on 34,206,624 shares outstanding as of October 4, 2011. The mailing address for each named executive officer and director in the table below is c/o RealNetworks, Inc., 2601 Elliott Avenue, Suite 1000, Seattle, Washington 98121. Unless otherwise stated, all share amounts provided in this proxy statement reflect the 1-for-4 reverse split of RealNetworks' common stock effective August 30, 2011.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Percentage of Common Stock Outstanding
Robert Glaser(2)	12,949,254	37.7%
T. Rowe Price Associates, Inc.(3)	3,094,944	9.1
Dimensional Fund Advisors LP(4)	2,093,013	6.1
Eric A. Benhamou(5)	92,659	*
Edward Bleier(6)	124,679	*
Pradeep Jotwani(7)	34,429	*
Robert Kimball(8)	421,395	1.2
Jonathan D. Klein(9)	109,206	*
Kalpana Raina(10)	102,514	*
Janice Roberts(11)	12,757	*
Dominique Trempont(12)	13,586	*
Michael Eggers(13)	169,457	*
Michael Lunsford(14)	166,879	*
Hank Skorny(15)	17,439	*
Tracy D. Daw(16)	65,093	*
John Barbour	0	*
All directors and executive officers as a group (12 persons)(17)	14,316,849	40.2%

* Less than 1%.

(1) Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the beneficial owner exercises voting or investment power. Shares of Common Stock subject to options currently exercisable or exercisable within 60 days of October 4, 2011 are deemed outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, and subject to community property laws where applicable, RealNetworks believes, based on information provided by such persons, that the persons named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes 459,101 shares of Common Stock owned by the Glaser Progress Foundation, of which Mr. Glaser is trustee. Mr. Glaser disclaims beneficial ownership of these shares. Also includes 156,250 shares of Common Stock issuable upon exercise of options exercisable within 60 days of October 4, 2011.

(3) Information is based on a Schedule 13G filed with the SEC on February 10, 2011 by T. Rowe Price Associates, Inc. ("T. Rowe Price"). T. Rowe Price reported that as of December 31, 2010, it beneficially

Proxy Statement

owned an aggregate of 12,379,779 shares of common stock (before giving effect to the Company's 1-for-4 reverse stock split effective August 30, 2011) and that its address is 100 E. Pratt Street, Baltimore, Maryland 21202. These securities are owned by various individual and institutional investors including T. Rowe Price Science & Technology Fund, Inc. which owns 7,866,660 shares (before giving effect to the Company's 1-for-4 reverse stock split effective August 30, 2011) representing 5.7% of the shares outstanding, for which T. Rowe Price serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Exchange Act, T. Rowe Price is deemed to be a beneficial owner of such securities; however, T. Rowe Price expressly disclaims that it is the beneficial owner of such securities.

(4) Information is based on a Schedule 13G filed with the SEC on February 11, 2011 by Dimensional Fund Advisors LP ("Dimensional"). Dimensional reported that as of December 31, 2010, it beneficially owned an aggregate of 8,372,054 shares of common stock (before giving effect to the Company's 1-for-4 reverse stock split effective August 30, 2011) and that its address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional furnishes investment advice to four investment companies registered under the Investment Company Act of 1940, and serves as investment manager to certain other commingled group trusts and separate accounts. While Dimensional possesses investment and/or voting power over these shares and therefore may be deemed to be the beneficial owner of such shares, Dimensional disclaims beneficial ownership of these shares.

(5) Includes 8,230 shares of common stock owned by the Eric and Illeana Benhamou Living Trust. Also includes 78,750 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(6) Includes 87,500 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(7) Includes 28,750 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(8) Includes 388,487 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011.

(9) Includes 87,500 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(10) Includes 96,250 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(11) Includes 6,770 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(12) Includes 7,291 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 5,679 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

(13) Includes 159,707 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011.

(14) Includes 162,282 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011.

(15) Includes 64,314 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011.

(16) Includes 61,908 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011.

(17) Includes an aggregate of 1,407,636 shares of common stock issuable upon exercise of options exercisable within 60 days of October 4, 2011 and 39,753 restricted stock units that are scheduled to vest and be released within 60 days of October 4, 2011.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires RealNetworks' executive officers, directors, and persons who own more than ten percent of a registered class of RealNetworks' equity securities to file reports of ownership and changes of ownership with the SEC. Executive officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all such reports they file. Specific due dates have been established by the SEC, and the Company is required to disclose any failure to file by those dates.

Based solely on the Company's review of the copies of such reports the Company received, and on written representations by the executive officers and directors of RealNetworks regarding their compliance with the applicable reporting requirements under Section 16(a) of the Exchange Act, the Company believes that, with respect to the fiscal year ended December 31, 2010, all of the executive officers and directors of RealNetworks, and all of the persons known to RealNetworks to own more than ten percent of its common stock, complied with all such reporting requirements.

Compensation Committee Interlocks and Insider Participation

From January 1, 2010 to July 22, 2010, the Compensation Committee was composed of Messrs. Benhamou and Jotwani. From July 23, 2011 to August 26, 2010, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Trempont. From August 27, 2010 to December 31, 2010, the Compensation Committee was composed of Messrs. Benhamou, Jotwani and Trempont and Ms. Roberts. In 2010, no executive officer of RealNetworks served as a member of the board of directors or compensation committee of any entity that had one or more executive officers serving as a member of RealNetworks' Board of Directors or Compensation Committee. In addition, no interlocking relationship existed between any member of our Compensation Committee and any member of the compensation committee of any other company.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This compensation discussion and analysis discusses the principles underlying our executive compensation program and the important factors relevant to the analysis of the compensation of our executive officers. We refer to the individuals who served as our Chief Executive Officer and Chief Financial Officer during 2010, as well as the other individuals included in the Summary Compensation Table on page 40, as our "Named Executive Officers." The Named Executive Officers are included in the group of individuals identified as "executives" or "executive officers."

Business Context for Compensation Decisions

The 2010 compensation program for named executive officers was influenced by extraordinary events that began at the start of 2010 and created rapid change in the business and leadership structure of the Company. In 2010, RealNetworks focused on transformational activities following the resignation in January 2010 of the Chief Executive Officer, Robert Glaser, who continues to serve as Chairman of the Board of Directors. Our Board of Directors appointed Robert Kimball President and Acting Chief Executive Officer in January 2010 and commenced a search for a permanent Chief Executive Officer. Following this search, Mr. Kimball was appointed Chief Executive Officer in July 2010.

The Company implemented a company-wide restructuring and simplification of the business, which included a separation of our Rhapsody joint venture and a reorganization of the management of our businesses and product lines. As a result of these changes, we reduced our headcount, overhead and other operating costs and discontinued certain unprofitable products and services offerings. These changes were difficult and internally disruptive, creating uncertainty for officers and employees.

As a result of the Company's first ever change in Chief Executive Officer, the Compensation Committee developed 2010 executive compensation programs that were designed to encourage the retention and commitment of our remaining key senior executive team during this challenging time, including the following:

- determination of fair and competitive overall annual compensation for the President and Acting Chief Executive Officer and other executive officers;
- establishment of new retention and change-in-control arrangements with key executive officers;
- determination of fair and competitive compensation of the Chief Executive Officer upon the conclusion of the CEO search; and
- payment of fair severance to certain officers whose employment terminated in connection with the Company's strategic business changes.

The discussion that follows elaborates on the decision-making process governing the compensation of our Named Executive Officers, our compensation philosophy, and the specific elements of compensation paid to our Named Executive Officers in 2010.

Role of the Compensation Committee

The Compensation Committee of the Board of Directors is responsible for the oversight of our executive compensation program. Each director who served on the Compensation Committee in 2010 was, and each current member of the Compensation Committee is, a non-employee Director within the meaning of SEC Rule 16b-3, an outside Director within the meaning of IRC Section 162(m) of the Internal Revenue Code of 1986, as amended, and an independent Director under Nasdaq stock exchange listing rules. The Compensation Committee's purpose is to discharge the Board's responsibilities relating to compensation of our executive officers and to adopt policies that govern our compensation and benefit programs in a manner that supports our business strategy. The Compensation Committee has overall responsibility for approving and evaluating our executive officer compensation plans, policies and programs, including:

- periodically reviewing and making recommendations to the independent members of our Board of Directors regarding the agreements with, and compensation of, the Chief Executive Officer;
- periodically reviewing and establishing the agreements with, and compensation of, our executive officers other than the Chief Executive Officer;
- establishing and revising employee incentive compensation plans (other than with respect to the Chief Executive Officer);

- carrying out duties assigned to the Compensation Committee under any stock option plan or other plan and granting stock options and other equity awards to officers of the Company (other than the Chief Executive Officer);
- overseeing the Company's compensation programs, including programs for the Board of Directors and non-executive employees;
- conducting an annual risk assessment related to the Company's employee compensation policies and practices; and
- performing duties as assigned by the Board of Directors.

The Compensation Committee may delegate authority to subcommittees, retain or terminate any compensation consultant and obtain advice and assistance from internal or external legal, accounting or other advisers. In 2010, the Compensation Committee retained Frederic W. Cook & Co., Inc. ("Cook") as its independent third party consultant.

Role of Management in Compensation Decisions

The Compensation Committee invites our Chief Executive Officer, and/or certain other executives including our Senior Vice President and Chief Financial Officer and our Vice President, Global Human Resources, to attend its meetings and also convenes executive sessions without management present. Our Chief Executive Officer, together with the Compensation Committee, assesses the performance of our executive officers. Our Chief Executive Officer consults with other members of management and makes recommendations to the Compensation Committee regarding base salaries, bonus targets and actual payments, performance goals and weightings and equity compensation awards for executive officers other than the Chief Executive Officer. The Compensation Committee can consider these recommendations and the recommendations provided by independent compensation consultants, but the Compensation Committee has final authority to exercise its discretion in setting compensation amounts or awards for executives other than the Chief Executive Officer and is bound by neither the recommendations of the Chief Executive Officer nor those of any consultant. The Compensation Committee meets without the Chief Executive Officer or other members of management present during deliberations concerning the Chief Executive Officer's compensation and makes recommendations regarding CEO compensation for approval by the independent members of the Board of Directors in compliance with the Compensation Committee Charter.

Compensation Objectives

In establishing executive compensation in 2010, the Compensation Committee was generally guided by the following objectives:

- *Attract, motivate and retain the best executives.* Given the complexity of our industry, the compensation packages provided to our executive officers should be sufficient to attract, motivate and retain the exceptional leaders needed to achieve RealNetworks' corporate business goals and drive long-term shareholder value.
- *Establish executive compensation that is linked to both company and individual performance.* Executive compensation should include compensation elements that reward individual performance as measured against established annual and strategic business goals.
- *Consider individual executive responsibility and accountability.* Executive compensation should appropriately reflect varying degrees of responsibility, accountability and impact on the overall business.
- *Ensure compensation is competitive.* Executive compensation should be established at levels that are competitive with the compensation paid by similarly situated companies with which RealNetworks competes for talent and shareholder investment.

- *Provide pay incentives that closely align executives' interests with the long-term interests of our shareholders.* Executive compensation should be designed to motivate executives to build a growing, profitable and sustainable business. This can best be achieved by encouraging our executive officers to conceive, develop and market the best products and services in our chosen markets and to exceed customer expectations.

- *Support the Company's leadership and business transition.* Executive compensation should encourage the retention and commitment of the Company's key executive officers through a period of rapid change in the business and leadership structure of the Company, including the Company's first transition at the CEO position.

Elements of Compensation

For 2010, the principal elements of compensation for our Named Executive Officers were:

- base salary as compensation for services provided to RealNetworks generally established based on competitive benchmarking, comparative compensation levels of the senior executive officers and individual performance;

- performance-based short-term cash incentive compensation through the RealNetworks, Inc. 2010 Executive MBO Plan (the "2010 MBO Plan") to provide rewards for the achievement of key short-term financial performance of RealNetworks and the completion of specified business milestones given RealNetworks' restructuring activities planned for 2010;

- long-term equity incentive compensation to align the interests of our executive officers with those of RealNetworks' shareholders; and

- benefits, including retention, severance and change in control benefits to encourage the continued employment and commitment of the key senior executive team during an unprecedented period of change at RealNetworks.

RealNetworks does not have established programs under which executive perquisites are offered. RealNetworks does not offer guaranteed payouts under its performance-based cash incentive compensation plans or executive retirement plans that are not provided to the broad U.S. employee population.

2010 Named Executive Officers

The Named Executive Officers in 2010 are listed below. There are more than five Named Executive Officers due to the Company's reorganization efforts during the year.

Robert Glaser, Founder, Chairman of the Board and Former Chief Executive Officer: Mr. Glaser resigned as the Chief Executive Officer in January 2010, having served in that capacity since 1994 when he founded the Company. He continues to serve as Chairman of the Board.

Robert Kimball, President and Chief Executive Officer: Mr. Kimball was promoted to President from Executive Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary in January 2010, upon the resignation of Mr. Glaser as Chief Executive Officer. Concurrent with the promotion to President, Mr. Kimball was also appointed Acting Chief Executive Officer in January 2010 while the Company conducted a search for a Chief Executive Officer to replace Mr. Glaser. Mr. Kimball was ultimately chosen as the Chief Executive Officer in July 2010 and was promoted to that role. Mr. Kimball resigned as President and Chief Executive Officer in March 2011.

Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer: Mr. Eggers continues to serve as Senior Vice President, Chief Financial Officer and Treasurer, a role in which he has served since February 2006.

Michael Lunsford, Interim Chief Executive Officer: Mr. Lunsford served as Executive Vice President, Technology Products and Solutions and Media Software and Services in 2010 and was appointed Interim Chief Executive Officer in March 2011 following Mr. Kimball's resignation as President and Chief Executive Officer.

Hank Skorny, Senior Vice President, and Chief Strategy Officer: Mr.Skorny served as Senior Vice President, Media Cloud Computing and Services in 2010 and was appointed Senior Vice President and Chief Strategy Officer in January 2011. Mr. Skorny resigned from RealNetworks effective September 16, 2011.

Tracy D. Daw, Chief Legal Officer and Corporate Secretary: Mr. Daw began 2010 as Vice President, Corporate Development, Deputy General Counsel and Corporate Secretary, which was one of the Company's top legal positions after the promotion of Mr. Kimball. In August 2010, Mr. Daw was promoted to Chief Legal Officer in light of his performance since taking over for Mr. Kimball.

John Barbour, Former President, Games Division: Mr. Barbour was hired in October 2008 for the purpose of becoming the Chief Executive Officer of the Games division following a planned separation of that business. The separation of the Games division was delayed and ultimately did not occur following the Company's reorganization in 2010 and Mr. Barbour's employment was terminated in August 2010.

2010 Base Salary. We provide Named Executive Officers and other employees with base salary to compensate them for services rendered to RealNetworks, to pay their for day-to-day role and responsibilities, and to meet our objective of attracting and retaining the executive talent needed to run our business. Base salaries for Named Executive Officers are determined for each executive based on position, responsibility, experience and competitive market data. When determining base salaries, the Compensation Committee also considers other factors including the salaries established for comparable positions in companies in our industry, salaries paid to executives at other companies with which we compete for comparable talent, the historical and relative compensation levels of our executives and the executive's performance in the preceding year. Base salaries are adjusted from time to time to recognize various levels of responsibility, promotions, individual performance, market conditions and internal equity issues. Certain Named Executive Officers were provided two adjustments during 2010 to recognize promotions that occurred as a result of the business reorganization.

In February 2010, the Compensation Committee approved the following increases in the annual base salaries of Messrs. Kimball, Eggers, Lunsford, Skorny and Daw based on individual performance and in recognition of the increased scope of their roles and responsibilities as RealNetworks entered into a transition period following Mr. Glaser's resignation as Chief Executive Officer in January 2010:

Name	Salary Increase	Base Salary	Effective Date
Robert Kimball	14.9%	$425,000	February 2010
Michael Eggers	20.0%	$350,000	February 2010
Michael Lunsford	8.1%	$400,000	February 2010
Hank Skorny	6.0%	$350,000	February 2010
Tracy D. Daw	4.3%	$245,000	February 2010

The annual base salary of Mr. Kimball, who was Acting Chief Executive Officer in February 2010, was established at slightly above the median of the annual base salaries of presidents and the second highest paid officer in a peer group of 14 companies used to survey the competitive market in which RealNetworks competes for executive talent (the "2010 Compensation Peer Group"). The companies comprising the 2010 Compensation Peer Group are set forth in the section captioned *"Benchmarking"* beginning on page 35. The rationale was that if Mr. Kimball was not promoted to Chief Executive Officer, the Company would have the ability to retain his services as a President at a market rate (which was above the median to reflect the fact that most presidents do not have experience acting as public company chief executive officers). In recognition of Mr. Kimball's potentially temporary service as Acting Chief Executive Officer of RealNetworks, he was also provided a milestone award consisting of a cash bonus in the amount of $100,000 that was payable in July 2010. The Compensation Committee also offered Mr. Kimball the choice of receiving an additional award of either options for the purchase of 15,000 shares of RealNetworks common stock, or a cash bonus award of $75,000 payable in July 2010. Mr. Kimball elected to receive an award of 15,000 stock options that vested as to 50% of the shares subject to the options on July 12, 2010, with the remaining options vesting on January 12, 2011. The stock options granted to Mr. Kimball were granted with an exercise price equal to the closing price of RealNetworks common stock on the grant date of February 17, 2010. The purpose of this additional $175,000-equivalent in cash milestone payments and options was to bridge the gap between Mr. Kimball's compensation as President and the median for a full time chief executive officer. The one-time bonus and option arrangement was viewed as a way to pay for the temporary role without a permanent increase in compensation to a chief executive officer level. The milestone bonus was made payable six months into his tenure as Acting Chief Executive Officer because the Compensation Committee believed that the new Chief Executive Officer would be known by that time.

The annual base salary of Mr. Eggers effective in February 2010 was established at approximately the 30th percentile of the annual base salaries of similarly situated chief financial officers in the 2010 Compensation Peer Group. The size of the increase reflected the fact that he had historically been paid below the market rate for chief financial officers and that leadership in the areas of finance and investor relations was going to be critical in 2010 following the departure of the Company's founder and Chief Executive Officer. The annual base salary of Mr. Lunsford effective in February 2010 was established at between the median and the average of the annual base salaries of peer company division heads in the 2010 Compensation Peer Group. The annual base salary of Mr. Skorny effective in February 2010 was established at approximately the median of the annual base salaries of similarly situated executives in the 2010 Compensation Peer Group and was also set to be equal to Mr. Eggers' salary for internal parity. The annual base salary of Mr. Daw effective in February 2010 was established based on a review of the salaries of internal peers having similar roles and responsibilities, together with market data derived from the WorldatWork Salary Budget Survey and the Radford executive compensation survey. Mr. Daw was not a senior officer in February 2010, which was before his August 2010 promotion to Chief Legal Officer. The Compensation Committee did not adjust Mr. Barbour's annual base salary in February 2010 because it believed that Mr. Barbour was already paid properly for his role and responsibilities at the time and because the separation of the Games business had been delayed.

Effective July 2010, the Compensation Committee and the independent members of the Board of Directors approved the following increase in the annual base salary of Mr. Kimball in connection with his appointment as Chief Executive Officer upon the conclusion of the CEO search process:

Name	Salary Increase	Base Salary	Effective Date
Robert Kimball	23.5%	$525,000	July 2010

The annual base salary of Mr. Kimball effective in July 2010 was established at the 25th percentile of chief executive officers in the 2010 Compensation Peer Group. This below-median position was chosen to reflect the fact that he did not have experience as a chief executive officer, with the expectation that salary would be increased to median over time as he gained experience in the role.

In August 2010, the Compensation Committee approved the following increase in the annual base salary of Mr. Daw in connection with his promotion to Chief Legal Officer, which role was vacant following Mr. Kimball's promotion:

Name	Salary Increase	Base Salary	Effective Date
Tracy D. Daw	16.3%	$285,000	August 2010

The annual base salary of Mr. Daw effective in August 2010 was established at approximately the 50th percentile of competitive market rates for similarly situated executives in a peer group of companies having target annual revenues of between $200 million and $500 million as described under the caption *"Benchmarking-Tracy D. Daw"* on page 35.

Proxy Statement

2010 Performance-based Cash Incentive Compensation. The Compensation Committee and the other independent members of the Board of Directors of RealNetworks approved the 2010 MBO Plan, which is a bonus plan that pays cash awards to participants based on performance targets that are established at the beginning of each six-month measurement period during the 2010 calendar year. The 2010 MBO Plan was a transitional cash incentive plan and was designed to recognize (i) the achievement of financial stability of RealNetworks, (ii) the effective execution of transformational strategic milestones and (iii) the outstanding performance of the key executives necessary to achieve desired business results. The Compensation Committee determined that establishing six-month measurement periods under the 2010 MBO Plan would effectively align rewards with the achievement of short-term goals that are required to achieve long-term shareholder value. The six-month horizon was chosen because the rapid changes in the business shortened the planning horizon and made it necessary to emphasize the importance of shorter-term milestones that supported the business and leadership reorganization. The Committee also wanted to be able to re-consider the business strategy in the second half of the year, after the planned restructuring of the Rhapsody business, with new incentive goals to match the evolving business. The Committee also determined that while Mr. Eggers had participated in a separate discretionary CFO cash bonus program in the past, it was now appropriate to include him as an eligible participant in the 2010 MBO Plan in order to achieve alignment with the other members of the senior executive team during the Company's transformational business period.

Participants in the 2010 MBO Plan include Messrs. Kimball, Eggers, Lunsford, Skorny, Daw and Barbour, and certain other officers and employees of RealNetworks. Mr. Barbour participated in the 2010 MBO Plan for the First Measurement Period (as defined below), but his subsequent employment termination effective August 13, 2010 precluded his participation in the Second Measurement Period.

In the first quarter of 2010, the Compensation Committee and the other non-employee members of the Board approved performance targets and payout mechanics under the 2010 MBO Plan for the first six-month measurement period beginning January 1, 2010 and ending on June 30, 2010 (the "First Measurement Period"). In August 2010, the Compensation Committee approved performance targets and payout mechanics under the 2010 MBO Plan for the second six-month measurement period beginning July 1, 2010 and ending December 31, 2010 (the "Second Measurement Period"). For the First and Second Measurement Periods, cash awards were based on financial metrics consisting of revenue, operating expenses and adjusted EBITDA, as defined and reported externally by the Company, as well as on key business milestones. The Compensation Committee believed that balanced financial performance will drive sustained value creation, and therefore, the 2010 MBO Plan was established with multiple financial metrics on which performance was measured.

The target payout under the 2010 MBO Plan for the First and Second Measurement Periods for each of Messrs. Kimball, Eggers, Lunsford, Skorny and Daw, and for the First Measurement Period for Mr. Barbour, was based 75% on the achievement of RealNetworks' consolidated revenue, operating expense and EBITDA targets, with each financial metric having equal weight to reflect the importance of maintaining shareholder value, and 25% on the achievement of business milestones related to the simplification and reorganization strategy. Under the 2010 MBO Plan, for the First and Second Measurement Periods, consolidated (i) revenue was included as a performance metric because it was a key element of RealNetworks' 2010 business plan, (ii) operating expenses were included as a performance metric because 2010 was a transformational year for RealNetworks and reducing operating costs was a key element of achieving financial stability, and (iii) EBITDA was included as a performance metric in order to provide rewards to our Named Executive Officers for achieving short-term profitability.

The 2010 Executive MBO Plan was divided into two equal planning and measurement periods in order to support setting appropriate goals during a year of rapid change. However, the Company managed compensation using annual target bonus as expressed as a percent of annual salary and then dividing the target bonus into two equal parts to reflect the six-month performance periods. The following table shows the 2010 target and actual performance-based cash incentive compensation under the 2010 MBO Plan for the Named Executive Officers, including the President and Chief Executive Officer:

Name	2010 MBO Plan Target Annual Cash Incentive Compensation	2010 MBO Plan Actual Annual Cash Incentive Earned	2010 MBO Plan Average Annual Target Cash Incentive Compensation (as a percentage of annual base salary)	2010 MBO Plan Actual Annual Cash Incentive Earned (as a percentage of annual base salary)
Robert Kimball(1)	$462,708	$523,221	98%	111.2%
Michael Eggers(2)	$251,556	$281,766	73%	81.6%
John Barbour(3)	$450,000	$224,483	100%	99.8%
Tracy D. Daw(4)	$ 91,750	$ 98,940	35%	38.3%
Michael Lunsford	$298,125	$332,625	75%	83.7%
Hank Skorny(5)	$156,750	$166,988	45%	47.9%

(1) In January 2010, the target performance-based cash incentive compensation under the 2010 MBO Plan for Mr. Kimball was 75% of his annual base salary and was increased to 100% of his annual base salary in February 2010 in connection with his promotion to President and Acting Chief Executive Officer.

(2) In January 2010, the target performance-based cash incentive compensation under the 2010 MBO Plan for Mr. Eggers was 45% of his annual base salary and was increased to 75% of his annual base salary in February 2010 in connection with his expanded role and responsibilities following the resignation of Mr. Glaser as Chief Executive Officer in January 2010.

(3) The target performance-based cash incentive compensation shown for Mr. Barbour represents his full-year target award under the 2010 MBO Plan. The actual performance-based cash incentive compensation shown for Mr. Barbour represents his 2010 MBO payout for the First Measurement Period. Mr. Barbour did not earn a 2010 MBO payout for the Second Measurement Period because the Company terminated his employment effective August 13, 2010.

(4) The target payout under the 2010 MBO Plan as a percentage of annual base salary for Mr. Daw was 30% in the First Measurement Period and for the portion of the Second Measurement Period beginning July 1, 2010 through September 1, 2010. Effective August 18, 2010, Mr. Daw was promoted to Chief Legal Officer and his target payout under the 2010 MBO plan was increased to 45% for the remainder of the Second Measurement Period, which is consistent with the target payout for executive officers having similar roles and responsibilities.

(5) In 2010, Mr. Skorny was eligible to earn additional performance-based cash incentive compensation equal to 30% of his annual base salary as described below.

The corporate revenue, EBITDA, and expense goals for the First and Second Measurement Periods were established to reflect our budget for each period, which evolved during the year following the separation of the Rhapsody joint venture, as well as other efforts to reduce costs, simplify and rationalize operations. The 2010 transformation caused the Compensation Committee to establish performance goals for the First and Second Measurement Periods that are conservative compared to the Company's previous performance-based cash incentive plans. The Compensation Committee recognized the importance of incentivizing the Company's executives to achieve financial stability of the organization and effective execution of transformational strategic milestones in 2010, and therefore it designed the 2010 MBO Plan to be a transitional plan that included both business milestones and quantitative financial metrics. The general design of the 2010 MBO Plan was substantially the same in the First and Second Measurement Periods, with differences in specific business milestones as well as the EBITDA-based payout mechanics that were attributed to significant differences in budgeted EBITDA in the First and Second Measurement Periods.

The corporate revenue, EBITDA and operating expense goals against which performance under the 2010 MBO Plan was measured in the First and Second Measurement Periods were as follows:

	First Half 2010 $ (in millions)	Second Half 2010 $ (in millions)
Corporate Revenue	217.2	197.8
Corporate EBITDA	0.4	9.7
Corporate Operating Expense	171.8	155.7

The business milestones for the First Measurement Period were established in connection with the transition following the resignation of Mr. Glaser as the Company's Chief Executive Officer and included milestones related to the reduction of operating costs, the reorganization of the business and the achievement of specific restructuring and transformational objectives. The business milestones of (a) operating the Company through the leadership transition, (b) simplifying the Company's operations, (c) restructuring the business and (d) growing the business, each constituted 6.25% of the 25% weight attributed to the achievement of business milestones in the First Measurement Period.

The business milestones for the Second Measurement Period included the development of new product initiatives, the achievement of additional reductions in operating costs, continued efforts related to the reorganization of the business and the consolidation and simplification of the Company's international operations. The business milestones of (a) simplifying the Company's operations, (b) restructuring the business and (c) growing the business, each constituted 8.33% of the 25% weight attributed to the achievement of business milestones in the Second Measurement Period.

The 2010 MBO Plan was designed to focus all executive officers on the achievement of a uniform set of key objectives and performance was measured against established goals on the same basis for all executive officers.

For the First Measurement Period, for Messrs. Kimball, Eggers, Lunsford, Skorny, Daw and Barbour, no portion of the target payout based on revenue and operating expense goals would have been paid if less than 90% of the revenue and operating expense targets had been achieved. For achievement of 90% or greater of the revenue and operating expense targets, each of Messrs. Kimball, Eggers, Lunsford, Skorny, Daw and Barbour were paid linearly such that the payout corresponded to the level of achievement of the revenue and operating expense targets. For example, 95% goal achievement would fund 95% of the target bonus for that goal. The payouts based on revenue and operating expense goals were uncapped in the First and Second Measurement Periods because the Compensation Committee determined that the likelihood of overachievement of the budgeted revenue and operating expense targets was low. In addition, the Compensation Committee desired to provide for increased payouts for incremental revenue generation and reduced operating expenses in order to align the level of rewards with the level of attainment of these key financial objectives. Payouts to each of Messrs. Kimball, Eggers, Lunsford, Skorny, Daw and Barbour based on achievement of the EBITDA target were capped at 100%, and no portion of the payout based on EBITDA would have been paid if less than 100% of the EBITDA target had been achieved. This binary arrangement was to reflect the fact that the corporate EBITDA goal was lower than past periods and was a small number established at less than one million dollars.

A summary of the 2010 MBO Plan payout mechanics based on financial metrics for the First Measurement Period is as follows:

Revenue and Operating Expense		EBITDA	
Attainment	Incentive Payout	Attainment	Incentive Payout
<90%	No payout	<100%	No payout
90%+	Linear Payout	>100%+	Capped at 100%

For the Second Measurement Period, for Messrs. Kimball, Eggers, Lunsford, Skorny and Daw, no portion of the target payout based on revenue and operating expense goals would have been paid if less than 90% of the revenue and operating expense targets had been achieved. For achievement of 90% or greater of the revenue and operating expense targets, each of Messrs. Kimball, Eggers, Lunsford, Skorny and Daw were paid linearly such that the payout corresponded to the level of achievement of the revenue and operating expense targets. For each of Messrs. Kimball, Eggers, Lunsford, Skorny and Daw, no portion of the target payout based on EBITDA would have been paid if less than 50% of the EBITDA target had been achieved. The payout threshold for achievement of the EBITDA target was 100% for the First Measurement Period because the EBITDA target for that period was a small number and accordingly, the target performance would either be attained or not. The EBITDA target for the Second Measurement Period was a higher number, reflecting significant improvement over the first half, so the Compensation Committee determined to structure payouts on a linear basis for achievement above a minimum 50% attainment threshold. For achievement of 50% or greater of the EBITDA target, each of Messrs. Kimball, Eggers, Lunsford, Skorny and Daw were paid linearly such that the payout corresponded to the level of achievement of the EBITDA target. The EBITDA-based payouts to Messrs. Kimball, Eggers and Lunsford were capped at 200% and the EBITDA-based payouts to Messrs. Skorny and Daw were capped at 160%. A higher cap on the EBITDA-based payout was established for Messrs. Kimball, Eggers and Lunsford to reflect their responsibilities and the impact and importance of their positions within RealNetworks.

A summary of the 2010 MBO Plan payout mechanics based on financial metrics for the Second Measurement Period is as follows:

Revenue and Operating Expense		EBITDA	
Attainment	**Incentive Payout**	**Attainment**	**Incentive Payout**
<90%	No payout	<50%	No payout
90%+	Linear Payout	50% - 100%+	Linear Payout*

* Capped at 200% for Messrs. Kimball, Eggers and Lunsford; capped at 160% for Messrs. Skorny and Daw.

For achievement of business milestones that were established at the beginning of the First and Second Measurement Periods, the Compensation Committee reviewed and approved attainment results at the end of such measurement period and considered, but was not bound by, the recommendations of our President and Chief Executive Officer in determining the level of such attainment.

Performance target and actual attainment in the First and Second Measurement Periods under the 2010 MBO Plan were as follows:

Performance Metric	First Measurement Period Target Goal $(in millions)	First Measurement Period Actual Attainment $(in millions)	First Measurement Period Payout Attainment	Second Measurement Period Target Goal $(in millions)	Second Measurement Period Actual Attainment $(in millions)	Second Measurement Period Payout Attainment
Corporate Revenue	217.2	217.5	100.14%	197.8	183.3	92.66%
Corporate EBITDA	0.4	6.3	1,806.44%(1)	9.7	19.9	205.76%(2)
Corporate Operating Expense	171.8	167.3	102.68%	155.7	129.5	102.25%
Corporate Milestones	(3)	(3)	96.25%	(3)	(3)	80.00%
Overall Attainment			**99.77%**			**123.23% /113.23%(4)**

(1) The payout attainment based on corporate EBITDA in the First Measurement Period was capped at 100% for all Named Executive Officers.

(2) The payout attainment based on corporate EBITDA in the Second Measurement Period was capped at 200% for Messrs. Kimball, Eggers and Lunsford, and 160% for Messrs. Daw and Skorny.

(3) The business milestones for the First Measurement Period were established in connection with the transition following the resignation of Mr. Glaser as the Company's Chief Executive Officer and included milestones related to the reduction of operating costs, the reorganization of the business and the achievement of specific restructuring and transformational objectives. The business milestones for the Second Measurement Period included the development of new product initiatives, the achievement of additional reductions in operating costs, continued efforts related to the reorganization of the business and the consolidation and simplification

of the Company's international operations. The weighting of the business milestones in the First and Second Measurement Periods is described under the caption *"2010 Performance-based Cash Incentive Compensation"* beginning on page 24.

(4) The overall payout attainment in the Second Measurement Period for Messrs. Kimball, Eggers and Lunsford was 123.23%. The overall payout attainment in the Second Measurement Period for Messrs. Daw and Skorny was 113.23%.

In 2010, Messrs. Kimball, Eggers, Lunsford, Skorny, Daw and Barbour earned performance-based cash incentive compensation under the 2010 MBO Plan as follows:

Name	First Measurement Period Target Payout	First Measurement Period Actual Payout	Second Measurement Period Target Payout	Second Measurement Period Actual Payout	Total 2010 Performance-Based Cash Incentive Earned
Robert Kimball	$200,208	$199,748	$262,500	$323,473	$523,221
Michael Eggers	$120,306	$120,030	$131,250	$161,736	$281,766
Michael Lunsford	$148,125	$147,784	$150,000	$184,841	$332,625
Hank Skorny	$ 78,000	$ 77,821	$ 78,750	$ 89,167	$166,988
Tracy D. Daw	$ 36,750	$ 36,665	$ 55,000	$ 62,275	$ 98,940
John Barbour(1)	$225,000	$224,483	—	—	$224,483

(1) Mr. Barbour did not earn a 2010 MBO payout for the Second Measurement Period because the Company terminated his employment effective August 13, 2010.

• *Mr. Skorny.* In 2010, Mr. Skorny was eligible to earn additional performance-based cash incentive compensation having a payout target equal to 30% of his annual base salary (the "Skorny Incentive Plan") in consideration of his leadership of the development of the Company's media cloud service offering. This additional incentive was agreed to in 2010 based on the potential importance of the new media cloud offering to the Company's future value and the necessity of properly building out the related technology and services. For the First Measurement Period, payout attainment under the Skorny Incentive Plan was based equally on the achievement of special project-related milestones and operating expense targets. For the Second Measurement Period, payout attainment under the Skorny Incentive Plan was based on revenue and operating expense targets and special project-related milestones. In the First Measurement Period, no portion of the target payout based on operating expense goals would have been paid if less than 90% of the operating expense goals had been achieved. The Compensation Committee reviewed and approved attainment results under the Skorny Incentive Plan at the end of the First and Second Measurement Periods and considered, but was not bound by, the recommendations of our President and Chief Executive Officer in determining the level of such attainment. Notwithstanding the performance and payout targets established under the Skorny Incentive Plan, the Compensation Committee had the discretion to increase, decrease or eliminate an award before it was paid.

The Compensation Committee determined that attainment of the performance goals under the Skorny Incentive Plan in the First Measurement Period was 100% because actual operating expenses were below budget and the other media cloud-based business milestones established for the First Measurement Period had been achieved. The Compensation Committee determined that attainment of the performance goals under the Skorny Incentive Plan in the Second Measurement Period was 50% because certain milestones related to the development and launch of the Company's media cloud product were not achieved.

In 2010, Mr. Skorny earned performance-based cash incentive compensation under the Skorny Incentive Plan as follows:

First Measurement Period Attainment	First Measurement Period Payout Amount	Second Measurement Period Attainment	Second Measurement Period Payout Amount
100%	$52,000	50%	$26,250

2010 Retention Arrangements. In light of the transitional activities resulting from the departure in January 2010 of the Company's only Chief Executive Officer since its founding and the desire to retain the key senior executive team, as well as to reinforce and encourage the continued attention and commitment of certain key executives to their duties without distraction during a challenging period for the Company, the Compensation Committee approved retention letter agreements in January 2010 between the Company and certain key employees, including Messrs. Kimball, Eggers, Lunsford, Skorny and Daw (the "Retention Agreements"). The Compensation Committee engaged Cook to provide analysis and advice with respect to the development of the Retention Agreements, which were viewed as a pragmatic necessity during the period of rapid change in leadership and business priorities that followed Mr. Glaser's departure as CEO and the subsequent CEO search. The amounts were determined following a review of other companies with market cap below $4.0 billion that had used retention awards during periods of uncertainty, with an eye towards balancing the cost to the Company with materiality to executives and the potential cost to replace key employees that may choose to leave rather than work through a difficult period. The agreements provide for the payment of cash bonuses to the Named Executive Officers as described below:

Name	Retention Bonus Amount	
Robert Kimball	$850,000	(2x February 2010 salary)
Michael Eggers	$700,000	(2x February 2010 salary)
Michael Lunsford	$800,000	(2x February 2010 salary)
Hank Skorny	$700,000	(2x February 2010 salary)
Tracy D. Daw	$285,000	(1x February 2011 salary)

Two-thirds of each of the retention bonuses for Messrs. Kimball, Eggers, Lunsford and Skorny was payable on February 1, 2011. The remaining one-third of the total amount of each such bonus was payable on August 1, 2011, subject to the continued employment of the respective executive officer through each such date. For Mr. Daw, whose target bonus was considerably lower since he had not yet been promoted to Chief Legal Officer, 100% of his retention bonus was paid on February 1, 2011. Following his resignation as President and Chief Executive Officer in March 2011, Mr. Kimball received 100% of the portion of his retention bonus that was scheduled to be paid on August 1, 2011, which was pursuant to the terms of Mr. Kimball's Retention Agreement and a Separation and Release Agreement between RealNetworks and Mr. Kimball, effective April 15, 2011, in connection with his resignation (the "Kimball Separation Agreement").

The amounts of the retention bonuses for Messrs. Kimball, Eggers, Lunsford, Skorny and Daw were determined based on a multiple of annual base salary. The multiple, which ranged from 1.0 to 2.0, is based upon the Named Executive Officer's relative level of responsibility and potential impact on RealNetworks' overall performance. The payment schedule and payment amounts were determined for Messrs. Kimball, Eggers, Lunsford and Skorny in consideration of their critical roles within RealNetworks, to ensure executive continuity and retention for up to 18 months, and in recognition that the first 12 months of RealNetworks' transformational activities were expected to present the most difficult challenges. The Company believed that these periods would provide sufficient time to find the permanent CEO and effect much of the business transformation.

Under the Retention Agreements, one-half of the maximum amount is guaranteed to be paid. On each scheduled payment date, subject to the continued employment of the respective executive officer, Messrs. Kimball, Eggers, Lunsford, Skorny and Daw were each to receive 50% of the scheduled amount of his respective bonus, and the remaining 50% (or lesser amount) was to be paid only if approved by the Compensation Committee, at its discretion. The Committee chose to retain this ability to exercise discretion as to the performance of executives in order to ensure the full award was not paid to anyone whose performance during the retention period was not up to expectations. In the event of the termination of Messrs. Kimball, Eggers, Lunsford, Skorny or Daw without "cause" or resignation for "good reason" (as such terms are defined in the Change in Control and Severance Agreement for each of Messrs. Kimball, Eggers, Lunsford, Skorny and Daw as described under the caption *"Severance and Change in Control Benefits"* on page 32), the terminated executive officer is entitled to receive the unpaid portion of the maximum retention bonus amount that otherwise is scheduled to be paid after such termination. In the event of the death or permanent disability of

Messrs. Kimball, Eggers, Lunsford, Skorny or Daw, the Company will pay a prorated amount of the respective retention bonus (less any amounts previously paid), with any payout of the discretionary portion remaining subject to the Compensation Committee's discretion.

On January 31, 2011, after considering the recommendations of the Chief Executive Officer, the Compensation Committee approved 100% of the discretionary portion of the retention bonus payments scheduled to be paid on February 1, 2011 for Messrs. Kimball, Eggers, Lunsford and Daw based on the quality of their overall performance and their high degree of effort in their respective areas of responsibility and oversight, and 85% of the discretionary portion of the bonus payment scheduled to be paid on February 1, 2011 for Mr. Skorny based on his achievement of objectives related to the development and launch of RealNetworks' media cloud service offering. On July 21, 2011, the Compensation Committee approved 100% of the discretionary portion of the retention bonus payments scheduled to be paid on August 1, 2011 for Messrs. Eggers and Skorny based on the quality of their overall performance and high degree of effort in their respective areas of responsibility and oversight. On July 22, 2011 and based on the recommendation of the Compensation Committee, the Board of Directors approved 100% of the discretionary portion of the retention bonus payment scheduled to be paid on August 1, 2011 for Mr. Lunsford.

Long-term Equity Incentive Compensation. RealNetworks' long-term incentive program is designed to motivate our executive officers to focus on long-term company performance through equity awards and to serve as a tool in attracting and retaining key executive officers. The Company grants annual officer equity awards between the median and the 75th percentile of peer companies and also provides equity at the time of senior officer promotions to align executive interests with their new roles.

The equity awards granted to the Named Executive Officers in 2010 are as follows (share numbers are presented in this Compensation Discussion and Analysis after giving effect to (i) adjustments to equity awards made in connection with the special dividend of $1.00 per share paid on August 23, 2011 and (ii) the 1-for-4 reverse split of the Company's common stock effective August 30, 2011):

Name	Type of Award	No. Granted	Grant Date	Grant Purpose
Robert Kimball(1)	Stock Options	103,750	February 2010	Annual President Award
Robert Kimball(1)	Stock Options	21,250	February 2010	Promotion to President
Robert Kimball	Stock Options	15,000	February 2010	In lieu of $75,000 cash for Acting CEO duties
Robert Kimball	Restricted Stock Units	47,962	September 2010	Promotion to CEO
Michael Eggers	Stock Options	100,000	February 2010	Annual CFO Award
Michael Lunsford	Stock Options	100,000	February 2010	Annual Large Division Head Award
Hank Skorny	Stock Options	33,750	February 2010	Annual Small Division Head Award
Tracy D. Daw	Stock Options	27,500	January 2010	Annual VP Award
Tracy D. Daw	Stock Options	40,000	September 2010	Promotion to Chief Legal Officer

(1) The annual award of 103,750 stock options and the promotion award of 21,250 stock options granted to Mr. Kimball in February 2010 were granted as a single award of 125,000 stock options.

In February 2010, Messrs. Kimball, Eggers and Lunsford were awarded 125,000, 100,000 and 100,000 stock options, respectively, in connection with their expanded roles and responsibilities as RealNetworks entered into a transitional period following the resignation of RealNetworks' former Chief Executive Officer and in recognition of their individual performance. Mr. Kimball's award was specifically sized to recognize his promotion to President (21,250 options) and to provide a competitive ongoing annual award for his President role (103,750 options). Mr. Skorny was awarded 33,750 stock options in February 2010 and Mr. Daw was awarded

27,500 stock options in January 2010. The stock options awarded to Messrs. Skorny and Daw were granted in connection with the annual executive performance review process. The Compensation Committee determined the size of the equity awards granted to Messrs. Kimball, Eggers and Lunsford in February 2010 based on Cook's analysis and advice provided in 2010 with respect to the compensation of certain of our executive officers, including Messrs. Kimball, Eggers and Lunsford (the "2010 Cook Data") and granted equity awards to these executives at the 75th percentile of similarly situated executives in the 2010 Compensation Peer Group. This position was to provide a reward opportunity for successfully executing the next generation strategy and increasing shareholder value. When these February 2010 equity awards were subsequently benchmarked by Cook in October 2010, they were found to be below the 75th percentile of the new peer group, which was updated to reflect the Company's smaller size following the separation of Rhapsody. The Compensation Committee also considered the existing equity holdings of Messrs. Kimball, Eggers and Lunsford when determining the size of the equity awards granted to these executives in February 2010, specifically the retentive value, the opportunity to benefit from future equity appreciation and the vested versus unvested equity holdings of each executive officer. The Compensation Committee determined the size of the equity awards granted to Messrs. Skorny and Daw in February 2010 and January 2010, respectively, based on individual performance and equity award guidelines established for executives having similar roles and responsibilities.

In September 2010, Mr. Kimball was awarded 47,962 restricted stock units ("RSUs") in connection with his promotion to Chief Executive Officer and Mr. Daw was awarded 40,000 stock options in connection with his promotion to Chief Legal Officer. With respect to Mr. Kimball, the independent members of the Board of Directors determined that the size of Mr. Kimball's RSU award, together with the increases in his compensation approved earlier in 2010, appropriately recognized his promotion to Chief Executive Officer and provided sufficient incentive in his role as President and Chief Executive Officer. The Committee chose to use RSUs to enhance retention and limit dilution from the award. With respect to Mr. Daw, the Compensation Committee considered the size of a typical stock option grant to a newly hired Senior Vice President and granted a stock option award to Mr. Daw that, together with the stock options granted to Mr. Daw in January 2010, appropriately recognized Mr. Daw's promotion to Chief Legal Officer. In both cases, the mid-year promotion award amounts were offset by grants already provided during the year, so that the annual total was consistent with the desired grant position.

The exercise price of each of the stock options granted to Messrs. Kimball, Eggers, Lunsford, Skorny and Daw is equal to the closing price of RealNetworks common stock on the respective grant dates. The vesting schedule applicable to each of the equity awards granted to the Named Executive Officers in 2010 is described in the table captioned *"Outstanding Equity Awards at December 31, 2010"* beginning on page 45.

RealNetworks does not have any program, plan or obligation that requires the granting of stock options or other equity awards to any executive officer on specified dates, or that requires the Named Executive Officers to hold stock options or restricted stock units beyond their vesting dates. All stock options are granted with exercise prices that are equal to the last sale price of RealNetworks' common stock as reported on the Nasdaq Stock Market on the respective date of grant. The Compensation Committee typically grants equity awards to corporate and executive officers at its scheduled meetings or by unanimous written consent. From time to time, the Compensation Committee may authorize the future grant of an equity award to a corporate or executive officer in advance of the commencement of such officer's employment by RealNetworks, in which case the Compensation Committee's approval of the award is subject to and effective upon the employment of such officer by RealNetworks, and the exercise price of such stock option is equal to the last sale price of our common stock as reported on the Nasdaq Stock Market on the respective date of grant, which would be the first day of the employment of such officer. Pursuant to the terms of the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (the "2005 Plan"), the Board of Directors has delegated authority to each of our Chief Executive Officer and our Senior Vice President and Chief Financial Officer to grant awards under the 2005 Plan to employees who are not directors or officers of RealNetworks, and such awards are typically approved on a weekly basis.

Benefits and Perquisites. Benefits are part of a competitive compensation package to attract and retain employees, including executives. Our executive officers are eligible to participate in all of our benefit programs. These programs include medical, dental, vision, group life and disability insurance, a medical reimbursement plan, a transportation subsidy and an employee stock purchase plan that permits employees to purchase RealNetworks stock at a 15% discount from the closing sale price of our Common Stock as reported on the Nasdaq Stock Market on the last trading day of each offering period.

Our employees, including the Named Executive Officers, are also eligible to participate in our 401(k) savings plan, a tax-qualified retirement savings plan pursuant to which all U.S. based employees are able to contribute the lesser of up to 50% of their cash compensation (including base salary, bonuses, commissions and overtime pay) or the limit prescribed by the Internal Revenue Service to the plan on a before-tax basis. RealNetworks will match 50% of the first 3% of pay that is contributed to the 401(k) savings plan. All employee contributions to the 401(k) savings plan are fully vested upon contribution. Matching contributions by RealNetworks become fully vested after three years.

Our executive officers participate in the benefit programs described above on the same basis as our other employees. We may offer other benefits to our employees and executive officers from time to time, including relocation packages. In connection with Mr. Barbour's acceptance of an offer of employment by RealNetworks as President of the Games division in October 2008, RealNetworks agreed to pay the costs of temporary housing and certain commuting expenses during the first twelve months of Mr. Barbour's employment. RealNetworks also agreed to reimburse Mr. Barbour for the income tax liability associated with the temporary housing and commuting benefits in an amount not to exceed $100,000, including any tax liability resulting from such reimbursement. It was anticipated that the Company would spin-off its Games division and that Mr. Barbour would be chief executive officer of the resulting stand-alone public Games company and re-locate permanently at that time. However, following the postponement of the Company's planned separation of the Games business from RealNetworks, in December 2009 the Compensation Committee approved the reimbursement of additional temporary housing and commuting expenses for up to an additional six months following November 1, 2009, with such expense reimbursements to be capped at $130,000 (consisting of $80,000 for commuting and temporary housing benefits and $50,000 for the associated tax liability). In 2010, Mr. Barbour was reimbursed for commuting and temporary housing expenses in the amount of $79,799 and the associated income tax liability in the amount of $45,769. This assistance was cancelled when Mr. Barbour's employment was terminated in August 2010.

Since 2002, the imputed costs associated with the occupancy of vacant office space in our headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and by Mr. Glaser's personal assistant, have been reported as income to Mr. Glaser. Other than as described above, there were no special benefits or perquisites provided to any other Named Executive Officer in 2010.

Severance and Change in Control Benefits. It is the Company's policy to request our executive officers to provide notice to RealNetworks prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. The Compensation Committee believes that this is an important element of the executive compensation program, as it provides executive officers reasonable assurance of transitional employment support and it benefits RealNetworks by ensuring continuity during these transitions. During 2010, in the event an executive officer provided six months' notice prior to voluntarily terminating his or her employment, he or she would have received a severance payment equal to six months of such executive's annual base salary, even if RealNetworks did not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provided notice of less than six months prior to voluntarily terminating his or her employment, he or she would have received a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks did not require the continued services of the executive officer for all or part of such notice period. These severance payments would be in addition to any base salary earned during these periods and would have been paid following the last day worked by an executive officer, and executive officers who received such severance payments provided a waiver and release of all claims against RealNetworks.

• *Mr. Glaser.* In April 2010, the Compensation Committee approved payments in the aggregate amount of $400,000 to Mr. Glaser in connection with his resignation on January 12, 2010 as RealNetworks' Chief Executive Officer. Of this amount, $250,958 represents the amount Mr. Glaser would have been eligible for as performance-based cash incentive compensation under the 2009 annual cash incentive plan had he remained employed by RealNetworks on the date payments were made under the Company's cash incentive plans (which was scheduled to occur within the next 45 days having already completed the performance period), and $149,042 represents an additional severance payment in recognition of his service to the Company and because Mr. Glaser remains Chairman of the Board of Directors. In addition and for the same reason, the Compensation Committee approved the extension of the exercisability period of stock options previously granted to Mr. Glaser with respect to those shares subject to stock options that were vested as of January 12, 2010 (the "Vested Options"), such that the Vested Options will remain exercisable until the earlier of the (x) expiration date of the option grant pursuant to the applicable stock option agreement, or (y) expiration of the post-termination exercise period set forth in the applicable stock option agreement following termination of Mr. Glaser's service as a member of the Company's Board of Directors. This was to recognize that service continued as Chairman of the Board even though service as an employee was ending. All unvested shares subject to the stock options were canceled as of Mr. Glaser's resignation date in accordance with the terms of the applicable award agreement and the 2005 Plan.

• *Mr. Barbour.* Pursuant to the terms of the Offer Letter dated October 28, 2008 between RealNetworks and Mr. Barbour (the "Barbour Offer Letter"), in the event that Mr. Barbour's employment was terminated by the Company other than for Cause or by Mr. Barbour for Good Reason (as such terms are defined in the Barbour Offer Letter), or if RealNetworks' Board of Directors decided not to proceed with a spin-off of its Games business and Mr. Barbour elected to terminate his employment thereafter, Mr. Barbour would be entitled to receive: (a) any bonus award for which he is eligible under the Company's Executive MBO Plan; (b) a lump-sum cash payment in an amount equal to (i) one year's base salary at the rate in effect as of the date Mr. Barbour's employment terminates, plus (ii) 12 months of his target annual bonus award; and (c) additional vesting and exercisability of each outstanding equity-based award as described below.

Mr. Barbour's employment was terminated by RealNetworks effective August 13, 2010, and based upon the terms of the Barbour Offer Letter, which was provided upon his hire in 2008, Mr. Barbour was paid severance payments in the aggregate amount of $900,000, representing twelve months of his annual base salary and 100% of his target annual bonus award, together with additional vesting and exercisability of his outstanding stock option awards calculated on a pro rata basis for the portion of the year elapsed since the last vesting date of such options, expressed in full months. In addition, RealNetworks reimbursed Mr. Barbour for the costs associated with his temporary housing in Seattle, Washington through month end, and paid Mr. Barbour tax gross-up compensation on the imputed income related to such reimbursements. In exchange for the severance payments made to Mr. Barbour, Mr. Barbour provided a waiver and release of all claims against RealNetworks.

• *Messrs. Eggers, Lunsford, Skorny and Daw.* In 2010, the Compensation Committee approved "double-trigger" change in control and severance arrangements with respect to certain key employees including Messrs. Eggers, Lunsford, Skorny and Daw to encourage the retention and commitment of these executives during the Company's leadership transition and restructuring activities. In the event of a "change in control" of RealNetworks, if the employment of Messrs. Eggers, Lunsford, Skorny or Daw is terminated without "cause" or any of such executives resigns for "good reason" (as such terms are defined in the Change in Control and Severance Agreement between RealNetworks and each of Messrs. Eggers, Lunsford, Skorny or Daw) within three months prior to or 24 months following such change in control, Messrs. Eggers, Lunsford, Skorny or Daw are each entitled to receive a lump sum payment equal to 125% of the sum of his base salary and target bonus, a lump sum payment of his prorated target bonus for any partial annual incentive bonus period, 100% accelerated vesting of his equity awards granted on or after (i) February 1, 2010 with respect to Messrs. Kimball, Eggers, Lunsford and Skorny, and (ii) August 26, 2010 with respect to Mr. Daw, extension of the post-termination exercisability of all vested nonqualified stock options that are outstanding as of the date of the executive's termination of employment for up to 12 months, and 18 months of Company-paid health coverage. In order for each such executive to receive such severance benefits, he must (i) execute a release of claims in favor of RealNetworks, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination. For purposes of each of these agreements, "cause" includes, for example, the substantial and continuing failure of the executive, after written notice thereof, to render services to RealNetworks in accordance with the terms or requirements of his employment for reasons other than illness or incapacity, and his violation of any confidentiality or non-competition agreements with RealNetworks or its subsidiaries that results in material harm to RealNetworks. The term "good reason" includes, for example, a material reduction (of more than 10%) in the executive's annual base compensation as in effect immediately prior to such reduction, a material reduction in his annual target bonus opportunity (of more than 10%) and a material change (of more than 50 miles) in the geographic location where he is required to perform his work. RealNetworks has no further obligation to provide benefits to Mr. Skorny under his Change in Control and Severance Agreement following Mr. Skorny's resignation from RealNetworks effective September 16, 2011.

- *Mr. Kimball.* In 2010, the Compensation Committee approved the terms of a double-trigger Change in Control and Severance Agreement between RealNetworks and Mr. Kimball (the "Kimball CIC Agreement") having substantially the same terms as the change in control and severance arrangements described above with respect to Messrs. Eggers, Lunsford, Skorny and Daw. Pursuant to the Kimball CIC Agreement, Mr. Kimball was entitled to certain additional severance benefits. In the event of Mr. Kimball's termination of employment without "cause" or resignation for "good reason" other than during the change in control period (as such terms are defined in the Kimball CIC Agreement and described above), Mr. Kimball was entitled to receive a lump sum payment equal to 100% of his base salary, accelerated vesting of up to 62,500 shares subject to his option covering 125,000 shares granted on February 1, 2010, 100% accelerated vesting of his option covering 15,000 shares, and extension of post-termination exercisability of all equity awards for up to 12 months (upon the later of (i) termination of his employment or (ii) termination of his Board service, but no later than the option's original term). In order to receive the severance benefits under the Kimball CIC Agreement, Mr. Kimball was required to (i) execute a release of claims in favor of the Company, (ii) agree to a nondisparagement obligation, and (iii) agree to non-solicitation and no-hire obligations for a period of 12 months following termination. Mr. Kimball's rights and obligations under the Kimball CIC Agreement were superseded by a Separation and Release Agreement described under the caption *"Compensation of the Chief Executive Officer-Mr. Kimball"* beginning on page 36.

Under our equity incentive plans, if we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the individual award agreements entered into with such Named Executive Officer provide that the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or restricted stock units that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date. For purposes of the award agreements, "cause" includes, for example, the substantial and continuing failure of the award holder after written notice to render services to the Company in accordance with the terms or requirements of the award holder's employment for reasons other than illness or incapacity, willful violation by the award holder of a policy or procedure of the Company, resulting in any case in significant harm to the Company, and the award holder's violation of any confidentiality or non-competition agreements with the Company or its subsidiaries.

In addition, our executive officers may be eligible to receive certain benefits with respect to outstanding awards granted under our equity incentive plans in the event of a change in control of RealNetworks. A change in control of a corporation is often accompanied by changes in the corporate culture and job losses due to redundancy, especially at the executive levels. If a change in control of RealNetworks were under consideration, we expect that our executives could be faced with personal uncertainties and distractions about how the transaction may affect their continued employment with us. By granting awards under our equity incentive plans that include change in control benefits before any such transaction is contemplated, we hope to focus our executive's full attention and dedication to our shareholders' best interests in the event of a threatened or pending change in control, and to encourage the executive to remain employed by RealNetworks through the completion of any such transaction.

Benchmarking

Our Human Resources department periodically obtains executive compensation data from outside compensation consultants and/or salary surveys that reflect a peer group of other technology companies and considers this data when making recommendations to the Compensation Committee regarding employment offers to and compensation packages for our executive officers.

• *Messrs. Kimball, Eggers and Lunsford.* The 2010 Cook Data provided the primary foundation for the establishment of compensation of Messrs. Kimball, Eggers and Lunsford that was in effect throughout 2010.

As part of its compensation analysis, Cook utilized compensation data from the 2010 Compensation Peer Group. The companies comprising the 2010 Compensation Peer Group are:

Avid Technologies, Inc.	Move Inc.	Shutterfly Inc.	ValueClick, Inc.
F5 Networks, Inc.	Netflix, Inc.	Take-Two Interactive, Inc.	WebMD Health Corp.
Harmonic Inc.	Red Hat, Inc.	THQ Inc.	
Interactive Data Corp.	Scholastic Corporation	TiVo Inc.	

Cook created compensation benchmarks using data disclosed in regulatory reports by companies in the 2010 Compensation Peer Group and conducted a review of total target annual cash compensation consisting of annual base salary and target cash incentive compensation and the long-term incentive compensation of executives in the 2010 Compensation Peer Group.

Cook utilized peer company data for non-founder chief executive officers and the second highest paid officers in the 2010 Compensation Peer Group in formulating a recommendation for Mr. Kimball's 2010 compensation as President, Acting Chief Executive Officer and Chief Executive Officer. Peer company data for non-founder chief financial officers in the 2010 Compensation Peer Group were used to formulate a recommendation for the 2010 compensation of Mr. Eggers. Peer company non-founder data for division heads and the third highest paid officers in the 2010 Compensation Peer Group, regardless of title, were used to formulate a recommendation for Mr. Lunsford's 2010 compensation.

• *John Barbour.* John Barbour served as RealNetworks' President, Games Division, from October 2008 until his employment terminated in August 2010. In 2008, the Compensation Committee determined Mr. Barbour's compensation in the context of RealNetworks' previously announced intention to separate the Games division from the Company, after which RealNetworks expected Mr. Barbour would be the chief executive officer of the new entity. Mr. Barbour's annual base salary and performance-based cash incentive compensation remained the same from October 2008 through the termination of his employment in August 2010.

• *Tracy D. Daw.* In 2010, Mr. Daw served as the Company's Vice President, Corporate Development, Deputy General Counsel and Corporate Secretary from January to August and was promoted to Chief Legal Officer and Corporate Secretary effective August 2010. Mr. Daw's compensation as Vice President, Corporate Development, Deputy General Counsel and Corporate Secretary was determined by RealNetworks' Human Resources department and its Chief Executive Officer primarily on the basis of internal comparators and individual performance.

In August 2010, the Compensation Committee approved an annual base salary for Mr. Daw of $285,000, which was established at approximately the 50th percentile of competitive market rates, in connection with Mr. Daw's promotion to Chief Legal Officer, and established Mr. Daw's target performance-based cash incentive compensation at 45% of his annual base salary, which is consistent with the target performance-based cash incentive compensation of similarly situated executive officers of RealNetworks. The Compensation Committee considered (but was not obligated to take) the recommendations of RealNetworks' Human Resources department in establishing Mr. Daw's compensation, which recommendations were based on internal comparators, Radford executive compensation survey data, and executive compensation data from a peer group of companies having target annual revenues of between $200 million and $500 million as set forth below:

Blue Coat Systems Inc.	Newport Corp.
Coherent Inc.	Rovi Corp.
Infinera Corp.	Websense Inc.
Move Inc.	

• *Hank Skorny.* Mr. Skorny served as Senior Vice President, Media Cloud Computing and Services in 2010 and was appointed Senior Vice President and Chief Strategy Officer in January 2011. In January 2010, the Compensation Committee approved an annual base salary for Mr. Skorny of $350,000, an increase of approximately 6%, based primarily on internal comparators and individual performance.

Compensation of the Chief Executive Officer

• *Mr. Glaser.* Effective January 12, 2010, Mr. Glaser resigned from his position as Chief Executive Officer of RealNetworks. Mr. Glaser continues to serve as Chairman of the Board of Directors. As a nonemployee director of RealNetworks, in 2010 Mr. Glaser was compensated for his services as a director under RealNetworks' director compensation program described on page 48. In April 2010, the Compensation Committee approved severance arrangements for Mr. Glaser as described under the caption *"Severance and Change in Control Benefits-Mr. Glaser"* on page 33. Mr. Glaser resigned from his position as Chief Executive Officer of RealNetworks prior to the date payments were made under the 2010 MBO Plan and was not eligible to earn performance-based cash incentive compensation in 2010.

• *Mr. Kimball.* In January 2010, Mr. Kimball was promoted to President and Acting Chief Executive Officer of RealNetworks following the resignation of Mr. Glaser as Chief Executive Officer, after previously serving as RealNetworks' Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary. Mr. Kimball was then appointed as RealNetworks' Acting Chief Executive Officer and was included as a candidate for the position of Chief Executive Officer during the Board of Directors' search for a permanent Chief Executive Officer in the first half of 2010. The Compensation Committee and the other independent directors of RealNetworks recognized that Mr. Kimball's role as Acting Chief Executive Officer would be challenging during this transitional time and determined to compensate Mr. Kimball fairly for his role as Acting Chief Executive Officer while providing the Board the time and flexibility to conduct a search for a Chief Executive Officer.

In January 2010, the Compensation Committee engaged Cook to provide analysis and advice with respect to Mr. Kimball's compensation as President and Acting Chief Executive Officer. As part of their analysis, Cook utilized compensation data for the second highest paid officer of each company in the 2010 Compensation Peer Group. Based on Cook's analysis, the Compensation Committee recognized that Mr. Kimball's compensation prior to his appointment as President reflected his previous role as Executive Vice President, Corporate Development and Law, General Counsel and Corporate Secretary, and therefore approved an increase in Mr. Kimball's overall compensation to reflect his promotion to President. Based on Cook's analysis, the ongoing compensation for Mr. Kimball was targeted at slightly above the median to reflect his experience and the fact that not all of the second highest paid officers in the 2010 Compensation Peer Group served in the role of President.

The Compensation Committee also approved additional temporary compensation for Mr. Kimball in recognition of his short-term and challenging role as Acting Chief Executive Officer. The difference between Mr. Kimball's new compensation as President and a median annual Chief Executive Officer compensation program for the estimated duration of Mr. Kimball's service as Acting Chief Executive Officer was the basis for the determination of Mr. Kimball's compensation as Acting Chief Executive Officer. Compensation data for non-founder chief executive officers in the 2010 Compensation Peer Group were used to determine Mr. Kimball's compensation as Acting Chief Executive Officer.

Pursuant to authority granted to the Compensation Committee by the Board of Directors, in January 2010 the Compensation Committee approved an increase in the annual base salary of Mr. Kimball to $425,000, an increase of approximately 15%, based on his individual performance and in recognition of the increased scope of his role and responsibilities as President and Acting Chief Executive Officer. The Compensation Committee also established Mr. Kimball's target performance-based cash incentive compensation at 100% of his annual base salary, resulting in target annual cash compensation between the median and the 75th percentile for the second highest paid officer in the 2010 Compensation Peer Group. At the same time, the Committee set up a temporary mechanism to pay for the Acting Chief Executive Officer role. This was in the form of a $100,000 cash milestone bonus after six months and an award for 15,000 options (which was provided in lieu of $75,000 cash). The $175,000 in cash equivalent payment was to provide the difference between his President level compensation and the median for a chief executive officer over a six month period. This special compensation was provided to Mr. Kimball for six months of service as Acting Chief Executive Officer because that was the expected Chief Executive Officer search period.

In recognition of Mr. Kimball's promotion to President, Mr. Kimball was also awarded options for the purchase of 125,000 shares of RealNetworks common stock. Of these options, 103,750 were granted as an annual long-term equity incentive award for serving as President, which was the 75th percentile for annual awards granted to the second highest paid officer in the 2010 Compensation Peer Group after taking into account adjustments based on RealNetworks' capitalization. The remaining 21,250 options were awarded to Mr. Kimball in recognition of his promotion to President.

In light of the transitional activities resulting from the departure in January 2010 of RealNetworks' former Chief Executive Officer and the desire to retain the key senior executive team, as well as to reinforce and encourage the continued attention and commitment of certain key executives to their duties without distraction during a challenging period for RealNetworks, the Compensation Committee approved retention letter agreements in 2010 between RealNetworks and certain key employees of the Company, including Mr. Kimball. The Kimball Retention Agreement is described under the caption *"2010 Retention Arrangements"* in the section entitled *"Elements of Compensation"* beginning on page 21.

At the conclusion of the Board's search for a Chief Executive Officer in July 2010, Mr. Kimball was appointed Chief Executive Officer of RealNetworks and continued to serve as its President. In connection with Mr. Kimball's appointment as Chief Executive Officer, the Board of Directors authorized and directed the Compensation Committee to enter into negotiations with Mr. Kimball regarding Mr. Kimball's compensation package (the "CEO Compensation Package") within certain parameters for such compensation previously set by the members of the Board, excluding Mr. Kimball. The Compensation Committee conducted deliberations as to the appropriate composition and amount of compensation to be included in the CEO Compensation Package, considering the parameters established by the Board and based on the analysis and advice of Cook. The Compensation Committee kept the Board informed of its deliberations with respect to the CEO Compensation Package, but Mr. Kimball did not participate in any of the Compensation Committee's deliberations and had no knowledge of the details of such deliberations.

The Compensation Committee recognized that an internal promotion to Chief Executive Officer should be accompanied by competitive compensation for the role. It also determined that it was appropriate to consider amounts paid earlier in 2010 when Mr. Kimball was promoted to President and Acting Chief Executive Officer in establishing the CEO Compensation Package. Therefore, it established a framework for the CEO Compensation Package that included the evaluation of market data for a Chief Executive Officer promotion and a review of compensation approved in February 2010 in connection with Mr. Kimball's promotion to President and Acting Chief Executive Officer. In September 2010, the independent members of the Board of Directors approved an annual base salary for Mr. Kimball of $525,000, an increase of approximately 24%, effective July 2010 and consistent with the 25th percentile of chief executive officers in the 2010 Compensation Peer Group. The 25th percentile was chosen to recognize Mr. Kimball's status as a new Chief Executive Officer and to allow room for future increases as his experience grew. Mr. Kimball was also awarded 47,962 RSUs vesting in equal increments every six months over a four year period. The Board of Directors determined that the increase in

Mr. Kimball's annual base salary and the award of RSUs, together with compensation for Mr. Kimball that was approved earlier in 2010, appropriately recognized Mr. Kimball's promotion to Chief Executive Officer and sufficiently incentivized Mr. Kimball in his role as President and Chief Executive Officer.

In 2010, Mr. Kimball earned performance-based cash incentive compensation under the 2010 MBO Plan as described under the caption "*2010 Performance-based Cash Incentive Compensation*" in the section entitled "*Elements of Compensation*" beginning on page 21. All executive officers of RealNetworks participated in the 2010 MBO Plan in order to achieve alignment among the senior executive team in working to achieve the Company's transformational business goals and objectives in 2010.

In 2010, the Compensation Committee approved change in control and severance arrangements with respect to Mr. Kimball described under the caption "*Severance and Change in Control Benefits*" in the section entitled "*Elements of Compensation*" beginning on page 21.

On March 28, 2011, Mr. Kimball resigned from his position as President and Chief Executive Officer of RealNetworks and he also resigned from RealNetworks' Board of Directors. Mr. Kimball's rights and obligations under the Kimball CIC Agreement, as well as the Kimball Retention Agreement, were superseded by the Kimball Separation Agreement. Pursuant to the Kimball Separation Agreement, Mr. Kimball received a severance payment equal to approximately $1.7 million, which was recommended by the Compensation Committee and approved by the independent members of the Board of Directors, based on eighteen months of Mr. Kimball's annual base salary and target bonus payment under the RealNetworks, Inc. 2011 Executive MBO Plan and the pro-rata portion of Mr. Kimball's target payout under the 2011 Executive MBO Plan. In addition, Mr. Kimball received the remaining payment of $283,000 under the Kimball Retention Agreement pursuant to the original terms of that agreement. Mr. Kimball has also agreed to provide consulting services to RealNetworks for a period of 90 days from April 15, 2011 (the "Consulting Period") at a rate equal to $43,666 per month (his last monthly salary rate). The Kimball Separation Agreement further provides for the acceleration of the vesting applicable to all of Mr. Kimball's outstanding equity awards with respect to shares of RealNetworks' common stock such that all such equity awards became fully exercisable as of April 15, 2011, and the exercisability period of all of the stock options to purchase shares of RealNetworks' common stock held by Mr. Kimball (the "Kimball Options") will be extended such that the Kimball Options will remain exercisable until the earlier of (x) eighteen months following the expiration of the Consulting Period, or (y) the expiration date of the option grant pursuant to the applicable stock option agreement. Pursuant to the Kimball Separation Agreement, Mr. Kimball is entitled to receive reimbursements for up to eighteen months of COBRA health insurance premiums. In exchange for the payments made to Mr. Kimball pursuant to the Kimball Separation Agreement, Mr. Kimball provided a waiver and release of all claims against RealNetworks. The Compensation Committee and the independent members of the Board of Directors approved the severance arrangements set forth in the Kimball Separation Agreement in recognition of Mr. Kimball's significant achievements during his long service to the Company and his efforts and performance during a year of transition for the Company.

Proxy Statement

Tax and Accounting Implications

Deductibility of Executive Compensation. Section 162(m) of the Internal Revenue Code of 1986, as amended, generally limits the federal corporate income tax deduction for compensation paid by a public company to its Chief Executive Officer and certain other executive officers to $1 million in the year the compensation becomes taxable to the executive, unless the compensation is "performance-based compensation" or qualifies under certain other exceptions. The Compensation Committee seeks to balance its objective of ensuring an effective compensation package with the need to maximize the deductibility of executive compensation, and intends to qualify executive compensation for deductibility under Section 162(m) to the extent consistent with the best interests of RealNetworks. Since corporate objectives may not always be consistent with the requirements for full deductibility, it is conceivable that we may enter into compensation arrangements in the future under which payments are not deductible under Section 162(m). Deductibility will not be the sole factor used by the Compensation Committee in ascertaining appropriate levels or modes of compensation.

Accounting for Stock-Based Compensation. RealNetworks accounts for stock-based compensation in accordance with the requirements of Accounting Standards Codification Topic 718, Compensation — Stock Compensation. Under the fair value provisions of this statement, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period.

Pre-Set Diversification Plans

RealNetworks has authorized its executive officers to enter into pre-set diversification plans established according to Section 10b5-1 of the Exchange Act with an independent broker-dealer. These plans include specific instructions for the broker to exercise stock options and/or sell stock on behalf of the executive on a pre-determined schedule. The purpose of such plans is to enable executive officers to recognize the value of their compensation and diversify their holdings of RealNetworks common stock during periods in which the officer would otherwise be unable to buy or sell such stock because important information about RealNetworks had not been publicly released. As of October 4, 2011, Mr. Eggers had such a plan.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2010 with RealNetworks' management. Based on this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in RealNetworks' annual report on Form 10-K and proxy statement relating to the 2011 annual meeting of shareholders.

The Compensation Committee
of the Board of Directors

Janice Roberts, Chair
Eric A. Benhamou
Pradeep Jotwani
Dominique Trempont

Summary Compensation Table

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	All Other Compensation ($)(5)	Total ($)
Robert Glaser(6)	2010	53,766	—	—	—	—	601,086	654,852
Chairman of the Board and Former	2009	275,000	—	—	—	—	36,903	311,903
Chief Executive Officer	2008	236,672	—	—	—	93,285	35,125	365,082
Robert Kimball(7)	2010	469,902	100,000	361,250	1,163,338	523,220	3,933	2,621,643
Former President and Chief	2009	380,000	1,000	—	178,360	224,605	3,963	787,928
Executive Officer	2008	327,038	750,000	135,225	157,768	116,937	3,684	1,490,652
Michael Eggers	2010	344,577	—	—	827,840	281,766	3,899	1,458,082
Senior Vice President, Chief	2009	291,500	140,588	—	—	—	3,866	435,954
Financial Officer and Treasurer	2008	288,884	91,725	350,581	—	—	3,657	734,847
Michael Lunsford(8)	2010	397,219	—	—	827,840	332,626	3,933	1,561,618
Interim Chief Executive Officer	2009	370,000	—	—	—	141,510	3,927	515,437
	2008	336,602	257,500	274,400	1,193,200	106,527	66,838	2,235,067
Hank Skorny(9)	2010	348,333	—	—	279,396	245,237	3,901	876,867
Senior Vice President and Chief	2009	321,327	150,000	—	456,510	120,194	3,893	1,051,924
Strategy Officer	2008	—	—	—	—	—	—	—
Tracy D. Daw(10)	2010	259,722	1,000	—	466,100	98,941	3,842	829,605
Chief Legal Officer and Corporate	2009	—	—	—	—	—	—	—
Secretary	2008	—	—	—	—	—	—	—
John Barbour(11)	2010	281,250	—	—	—	224,483	1,029,416	1,535,149
Former President, Games Division	2009	450,000	—	—	—	288,631	215,163	953,794
	2008	—	—	—	—	—	—	—

(1) Of the $53,766 earned by Mr. Glaser as salary in 2010, $42,308 was paid to Mr. Glaser as compensation for accrued but unused vacation following his resignation as Chief Executive Officer effective January 12, 2010. Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. After the Compensation Committee determined to set Mr. Glaser's annual salary for 2008 at $1, the amount paid to Mr. Glaser as salary in excess of $1 was applied to Mr. Glaser's performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009.

(2) The amounts reported in this column represent discretionary cash bonus awards.

(3) The amounts reported in these columns reflect the aggregate grant date fair value of awards granted in the year shown pursuant to the 2005 Plan, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the executive officer.

In accordance with current SEC disclosure requirements, stock option awards for fiscal 2008, previously reported as amounts recognized, or "expensed," for the fiscal year, are now being reported above as grant date fair values. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2010.

(4) The amounts reported in this column represent cash incentive compensation which is based on performance in fiscal 2008, 2009 and 2010. Of the $329,956 earned by Mr. Glaser as performance-based cash incentive compensation in 2008, $236,671 was paid to Mr. Glaser in the form of salary between January 1, 2008 and July 2008. These payments were applied to Mr. Glaser's performance-based cash incentive compensation payout at the time it was determined by the Compensation Committee in March 2009. The remaining $93,285 of Mr. Glaser's 2008 performance-based cash incentive compensation was paid in March 2009. Mr. Glaser resigned as Chief Executive Officer effective January 12, 2010, and therefore he did not receive performance-based cash incentive compensation for 2009 or 2010. With respect to the Named Executive

Officers other than Mr. Glaser, cash incentive compensation was determined by the Compensation Committee (a) in August 2008 with respect to payments for the first half of 2008; (b) in March 2009 with respect to payments for the second half of 2008; (c) in July 2009 with respect to payments for the first half of 2009; (d) in January 2010 with respect to payments for the second half of 2009, (e) in July 2010 with respect to payments for the first half of 2010; and (f) in January 2011 with respect to payments for the second half of 2010, with payments made shortly after each such determination. This performance-based cash compensation is discussed in further detail under *"Compensation Discussion and Analysis"* beginning on page 18. The estimated possible threshold, target and maximum amounts for these awards are reflected in the *"2010 Grants of Plan-Based Awards"* table on page 43.

(5) Amounts reported for 2008, 2009 and 2010 that represent *"All Other Compensation"* for each of the Named Executive Officers are described in the table below captioned *"Detail of 'All Other Compensation' in the Summary Compensation Table."*

(6) Mr. Glaser served as RealNetworks' Chief Executive Officer through January 12, 2010. Compensation earned by Mr. Glaser for services provided to RealNetworks as a non-employee member of the Board of Directors from January 13, 2010 through December 31, 2010 is reflected in the *"2010 Director Compensation Table"* on page 47.

(7) Mr. Kimball served as RealNetworks' President and Acting Chief Executive Officer from January 13, 2010 to July 20, 2010, and as President and Chief Executive Officer from July 20, 2010 through March 28, 2011. Mr. Kimball resigned as President and Chief Executive Officer of RealNetworks on March 28, 2011.

(8) Mr. Lunsford served as Executive Vice President, Music, Media and Technology Solutions until March 28, 2011 when he was appointed Interim Chief Executive Officer of RealNetworks.

(9) Mr. Skorny joined RealNetworks on January 12, 2009 and was first designated as a Named Executive Officer of RealNetworks in 2009. Mr. Skorny resigned from RealNetworks effective September 16, 2011.

(10) Mr. Daw has not previously been designated as a Named Executive Officer of RealNetworks.

(11) Mr. Barbour joined RealNetworks on October 28, 2008 and was first designated as a Named Executive Officer of RealNetworks in 2009. Mr. Barbour's employment was terminated by RealNetworks effective August 13, 2010.

Detail of "All Other Compensation" in the Summary Compensation Table

Name	Year	Company Contribution 401(k) Plan ($)(1)	Term Life Insurance Premium ($)	Taxable Temporary Housing, Relocation and Commuting Benefits ($)	Tax Gross-Up Payment Related to Temporary Housing and Commuting Benefits ($)	Severance Payments ($)(2)	Costs Associated With Personal Use of Office Space ($)(3)	Non-Employee Director Compensation(4)	Total ($)
Robert Glaser	2010	—	59	—	—	411,963	12,564	176,500	601,086
	2009	—	198	—	—	—	36,705	—	36,903
	2008	—	288	—	—	—	34,837	—	35,125
Robert Kimball	2010	3,675	258	—	—	—	—	—	3,933
	2009	3,675	288	—	—	—	—	—	3,963
	2008	3,450	234	—	—	—	—	—	3,684
Michael Eggers	2010	3,675	224	—	—	—	—	—	3,899
	2009	3,675	191	—	—	—	—	—	3,866
	2008	3,450	207	—	—	—	—	—	3,657
Michael Lunsford	2010	3,675	258	—	—	—	—	—	3,933
	2009	3,675	252	—	—	—	—	—	3,927
	2008	—	238	66,600(5)	—	—	—	—	66,838
Hank Skorny(6)	2010	3,675	226	—	—	—	—	—	3,901
	2009	3,675	218	—	—	—	—	—	3,893
	2008	—	—	—	—	—	—	—	—
Tracy D. Daw(7)	2010	3,675	167	—	—	—	—	—	3,842
	2009	—	—	—	—	—	—	—	—
	2008	—	—	—	—	—	—	—	—
John Barbour(8)	2010	3,675	173	79,799(9)	45,769	900,000	—	—	1,029,416
	2009	3,675	288	134,218(9)	76,982	—	—	—	215,163
	2008	—	—	—	—	—	—	—	—

(1) Under RealNetworks' 401(k) plan, RealNetworks matches 50% of the first 3% of pay that is contributed to the plan. Matching contributions by RealNetworks become fully vested after three years.

(2) Of the amount reported for Mr. Glaser for 2010, $400,000 represents severance payments and $11,963 represents COBRA health insurance premiums paid by RealNetworks on behalf of Mr. Glaser from May 2010 to December 2010. The amount reported for Mr. Barbour for 2010 represents severance payments representing twelve months of his annual base salary ($450,000) and 100% of his target annual bonus award ($450,000).

(3) The amounts reported in this column represent costs associated with the occupancy of office space in RealNetworks' headquarters by the Glaser Progress Foundation, a charitable foundation of which Mr. Glaser is Trustee, and Mr. Glaser's personal assistant. The cost per square foot of occupied space in RealNetworks' headquarters was multiplied by the square footage of the office space occupied by the Glaser Progress Foundation and Mr. Glaser's personal assistant to determine the costs associated with the occupancy of such office space. In 2010, the Glaser Progress Foundation and Mr. Glaser's personal assistant occupied office space in RealNetworks' headquarters from January 2010 to May 2010.

(4) The amount reported for Mr. Glaser represents fees earned by Mr. Glaser in connection with his service as a non-employee director of RealNetworks. Following his resignation as Chief Executive Officer in January 2010, Mr. Glaser remained Chairman of the Board of Directors and was compensated for his services as a non-employee director of RealNetworks as described under the caption *"Compensation of Directors"* on page 48.

(5) The amount reported for Mr. Lunsford for 2008 represents reimbursement to Mr. Lunsford in the amount of $65,500 for the loss realized on the sale of his residence in Atlanta, Georgia in connection with his relocation to Seattle, Washington, pursuant to the terms of an employment offer letter between RealNetworks and Mr. Lunsford. In calculating the amount of this reimbursement and the incremental cost to RealNetworks, each of RealNetworks and Mr. Lunsford obtained a separate appraisal of the subject property, and the average of the two appraisals provided the basis on which the reimbursement was calculated. The difference between the sale price and the average of the two appraisals was equal to $65,500 and constituted the amount reimbursed to Mr. Lunsford pursuant to this arrangement. The remaining $1,100 reported for Mr. Lunsford represents taxable travel and lodging expense reimbursements associated with his relocation. These amounts constitute taxable income to Mr. Lunsford.

(6) Mr. Skorny joined RealNetworks on January 12, 2009 and was first designated as a Named Executive Officer of RealNetworks in 2009. Mr. Skorny resigned from RealNetworks effective September 16, 2011.

(7) Mr. Daw has not previously been designated as a Named Executive Officer of RealNetworks.

(8) Mr. Barbour joined RealNetworks on October 28, 2008 and was first designated as a Named Executive Officer of RealNetworks in 2009. Mr. Barbour's employment was terminated by RealNetworks effective August 13, 2010.

(9) The amounts reported in this column for Mr. Barbour represent temporary housing and commuting expenses paid by RealNetworks, which expenses constitute taxable income to Mr. Barbour. Of the amount reported for 2010, $45,517 represents temporary housing expenses and $34,282 represents commuting expenses paid by RealNetworks. Of the amount reported for 2009, $64,912 represents temporary housing expenses and $69,306 represents commuting expenses paid by RealNetworks.

2010 Grants of Plan-Based Awards

On August 23, 2011, RealNetworks paid a special dividend of $1.00 per share to its shareholders and on August 30, 2011, a 1-for-4 reverse split of RealNetworks' common stock became effective. The data in the following table is presented after giving effect to (i) adjustments to equity awards made in connection with the special dividend and (ii) the reverse stock split.

Name	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1) Target ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Robert Kimball	02/01/10	01/29/10	462,708		125,000	$13.08	1,034,800
	02/17/10	01/29/10			15,000	$13.68	128,538
	09/09/10	09/09/10		47,962	—	—	361,250
Robert Glaser(4)	—	—	—	—	—	—	—
Michael Eggers	02/01/10	01/29/10	251,556	—	100,000	$13.08	827,840
Michael Lunsford	02/01/10	01/29/10	298,125	—	100,000	$13.08	827,840
Hank Skorny	02/01/10	01/29/10	261,250	—	33,750	$13.08	279,396
Tracy D. Daw	01/25/10	01/25/10	91,750		27,500	$14.40	245,828
	09/09/10	08/26/10		—	40,000	$ 7.56	220,272
John Barbour(5)	—	—	450,000	—	—	—	—

(1) There are no threshold or maximum payouts under the Company's 2010 performance-based cash incentive compensation plans. The actual amounts paid for 2010 are shown in the *"Non-Equity Incentive Plan Compensation"* column of the *"Summary Compensation Table"* on page 40. These awards are described in further detail under *"Compensation Discussion and Analysis"* beginning on page 18.

(2) The amount reported in this column represents stock options granted pursuant to the 2005 Plan. With the exception of the 15,000 stock options granted to Mr. Kimball on February 17, 2010 (the "Kimball Options"), the stock options reflected in this column vest over a period of four years. The Kimball Options vest over a period of one year. All of the stock options expire seven years after the date of grant and the exercise price of the stock options is equal to the fair market value of RealNetworks' Common Stock on the date of grant. If a Named Executive Officer's employment terminates for any reason other than death, upon a change of control, or upon the termination of employment by RealNetworks without cause (provided that the Named Executive Officer delivers a settlement agreement and release upon such termination), the unvested portion of the stock options will not vest and all rights to the unvested portion will terminate. The stock options are described in further detail under *"Compensation Discussion and Analysis"* beginning on page 18 and in the *"Outstanding Equity Awards at December 31, 2010"* table on page 45.

(3) The amount reported in this column reflects the aggregate grant date fair value of the award granted in 2010 pursuant to the 2005 Plan, determined in accordance with financial statement reporting rules rather than an amount paid to or realized by the executive officer. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2010. The option exercise price has not been deducted from the amounts indicated above. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of RealNetworks common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following the exercise of the option do not include the option exercise price.

(4) Mr. Glaser resigned from his position as Chief Executive Officer of RealNetworks on January 12, 2010, and therefore he was not eligible to earn non-equity incentive plan compensation in 2010.

(5) The target performance-based cash incentive compensation shown for Mr. Barbour represents his full-year target award under the 2010 MBO Plan. Mr. Barbour did not earn a 2010 MBO payout for the Second Measurement Period because the Company terminated his employment effective August 13, 2010.

Outstanding Equity Awards at December 31, 2010

On August 23, 2011, RealNetworks paid a special dividend of $1.00 per share to its shareholders and on August 30, 2011, a 1-for-4 reverse split of RealNetworks' common stock became effective. The data in the following table is presented after giving effect to (i) adjustments to equity awards made in connection with the special dividend and (ii) the reverse stock split.

	Option Awards					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(1)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)**
Robert Kimball(2)	20,000	—	—	29.08	03/15/13	3,236(3)	35,431		
	17,500	—	—	41.52	11/09/13	47,962(4)	525,000		
	29,532	4,216(5)	—	26.76	04/06/14				
	14,064	4,687(6)	—	21.96	09/18/14				
	10,548	6,327(7)	—	20.04	02/22/15				
	16,250	16,250(8)	—	7.00	02/14/16				
	15,625	109,375(9)	—	13.08	02/01/17				
	7,500	7,500(10)	—	13.68	02/17/17				
	15,362	—	—	19.76	10/12/21				
	50,000	—	—	24.88	08/31/21				
	3,750	—	—	24.88	08/31/21				
	10,000	—	—	24.88	08/31/21				
	2,500	—	—	11.04	08/05/22				
	2,500	—	—	8.92	01/27/23				
	12,500	—	—	20.48	07/04/23				
	12,500	—	—	19.36	01/18/25				
Robert Glaser	125,000(11)	—	—	28.00	11/14/12				
	31,250(11)	—	—	26.76	04/06/14				
Michael Eggers	25,000	—	—	30.12	02/14/13	8,392(3)	91,867		
	10,625	—	—	41.52	11/09/13				
	29,532	4,218(5)	—	26.76	04/06/14				
	12,500	87,500(9)	—	13.08	02/01/17				
	8,750	—	—	24.88	08/31/21				
	175	—	—	24.88	08/31/21				
	1,250	—	—	11.04	08/05/22				
	6,250	—	—	20.48	07/24/23				
	7,500	—	—	22.52	10/03/23				
	3,500	—	—	19.00	02/11/24				
	10,000	—	—	19.36	01/18/25				
Michael Lunsford	78,125	46,875(12)	—	20.36	02/05/15	7,674(13)	84,000		
	12,500	87,500(9)	—	13.08	02/01/17				
Hank Skorny	28,125	46,875(14)	—	8.20	02/02/16				
	4,219	29,531(9)	—	13.08	02/01/17				
Tracy D. Daw	3,333	—	—	10.52	12/17/16	2,637(3)	28,667		
	15,000	—	—	10.52	12/17/16				
	790	—	—	10.52	12/17/16				
	2,775	—	—	10.52	12/17/16				
	2,775	—	—	10.52	12/17/16				
	2,775	—	—	10.52	12/17/16				
	1,333	—	—	10.52	12/17/16				
	1,500	500(15)	—	10.52	12/17/16				
	1,094	156(16)	—	10.52	12/17/16				
	3,438	24,062(17)	—	14.40	01/25/17				
	—	40,000(18)	—	7.56	09/09/17				
John Barbour	—	—	—	—	—				

(1) Represents the closing price of a share of our common stock on December 31, 2010 ($12.80) multiplied by the number of shares or units that have not vested.

(2) All of Mr. Kimball's outstanding equity awards became fully vested and exercisable as of April 15, 2011 pursuant to the terms of the Kimball Separation Agreement, which is described under the caption *"Compensation of the Chief Executive Officer — Mr. Kimball"* beginning on page 36.

(3) Represents restricted stock units that vest in equal increments on February 22, 2011, August 22, 2011 and February 22, 2012, subject to the recipient's continued employment with RealNetworks.

(4) Represents restricted stock units that vested as to 5,995 shares on January 1, 2011, with an additional 5,995 restricted stock units vesting every six months thereafter until the restricted stock units become fully vested on July 1, 2014, subject to the recipient's continued employment with RealNetworks.

(5) The options became fully vested and exercisable on April 6, 2011.

(6) The options vested and became exercisable as to 12.5% of the total grant on March 18, 2008, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on September 18, 2011, subject to the recipient's continued employment with RealNetworks.

(7) The options vested and became exercisable as to 12.5% of the total grant on August 22, 2008, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 22, 2012, subject to the recipient's continued employment with RealNetworks.

(8) The options vested and became exercisable as to 12.5% of the total grant on April 1, 2009, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on October 1, 2012, subject to the recipient's continued employment with RealNetworks.

(9) The options vested and became exercisable as to 12.5% of the total grant on August 1, 2010, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on February 1, 2014, subject to the recipient's continued employment with RealNetworks.

(10) The options became fully vested and exercisable on January 12, 2011.

(11) Unvested options as of the date of Mr. Glaser's resignation in January 2010 were canceled in accordance with the terms of the stock option agreement evidencing the options. Mr. Glaser continues to hold all options that were vested as of January 12, 2010 as a continuing director of RealNetworks.

(12) The options vested and became exercisable as to 25% of the total grant on January 28, 2009, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 28, 2012, subject to the recipient's continued employment with RealNetworks.

(13) Represents restricted stock units that vested as to 1,918 shares on June 24, 2011, with an additional 1,918 restricted stock units vesting every six months thereafter until the restricted stock units become fully vested on December 24, 2012, subject to the recipient's continued employment with RealNetworks.

(14) The options vested and became exercisable as to (i) 25% of the total grant on January 12, 2010, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 12, 2013, subject to the recipient's continued employment with RealNetworks.

(15) The options vested and became exercisable as to 250 shares on March 18, 2011 and the remaining 250 options vested and became exercisable on September 18, 2011.

(16) The options vested and became exercisable as to the remaining 156 shares on January 18, 2011.

(17) The options vested and became exercisable as to 12.5% of the total grant on July 25, 2010, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on January 25, 2014, subject to the recipient's continued employment with RealNetworks.

(18) The options vested and became exercisable as to 12.5% of the total grant on February 18, 2011, with an additional 12.5% vesting upon the completion of each successive six months of employment until the options become fully vested and exercisable on August 18, 2014, subject to the recipient's continued employment with RealNetworks.

2010 Option Exercises and Stock Vested

	Option Awards		Stock Awards	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)(1)**	**Value Realized on Vesting ($)(2)**
Robert Kimball	—	—	4,396	41,426
Robert Glaser	—	—	—	—
Michael Eggers	—	—	6,954	67,674
Michael Lunsford	—	—	3,837	37,400
Hank Skorny	—	—	—	—
Tracy D. Daw	—	—	1,758	17,453
John Barbour	—	—	—	—

(1) On August 23, 2011 RealNetworks paid a special dividend of $1.00 per share to its shareholders and on August 30, 2011, a 1-for-4 reverse split of RealNetworks' common stock became effective. The share numbers in the preceding table are presented after giving effect to (i) adjustments to equity awards made in connection with the special dividend and (ii) the reverse stock split.

(2) Represents the number of shares vesting multiplied by the fair market value of RealNetworks common stock on the vesting date.

2010 Director Compensation Table

Name	**Fees Earned or Paid in Cash ($)**	**Option Awards ($)(1)**	**Restricted Stock Unit Awards ($)(1)**	**Total ($)**
Eric Benhamou(2)	167,500	36,033	44,998	248,531
Edward Bleier	107,250	36,033	44,998	188,281
Robert Glaser	176,500(3)	—	—	176,500
Pradeep Jotwani(4)	98,625	36,033	44,998	179,656
Robert Kimball(5)	—	—	—	—
Jonathan Klein	66,250(6)	36,033	44,998	147,281
Kalpana Raina(7)	127,000	36,033	44,998	208,031
Janice Roberts(8)	19,666	39,035	48,746	107,447
Dominique Trempont(9)	29,583	42,037	52,498	124,118

(1) The amounts reported in these columns reflect the aggregate grant date fair value of awards granted in the year shown pursuant to the 2005 Plan, determined in accordance with U.S. GAAP. For a discussion of valuation assumptions, see *Note 2, "Stock-Based Compensation,"* to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2010.

(2) Audit Committee Chair and Lead Independent Director.

(3) Of the amount reported for Mr. Glaser, $76,500 constitutes meeting and retainer fees and $100,000 constitutes cash in lieu of annual equity awards as described under the caption *"Compensation of Directors"* below. See *"Summary Compensation Table"* on page 40 for Mr. Glaser's compensation for services provided as RealNetworks' Chief Executive Officer in 2010. Mr. Glaser resigned as Chief Executive Officer of RealNetworks on January 12, 2010 and continues to serve as Chairman of the Board of Directors.

(4) Mr. Jotwani served as the Chair of the Compensation Committee until March 14, 2011.

(5) See *"Summary Compensation Table"* on page 40 for Mr. Kimball's compensation for services provided as RealNetworks' President and Chief Executive Officer in 2010. Mr. Kimball did not receive additional compensation for his service as a member of the Board of Directors in 2010.

(6) The amount reported for Mr. Klein represents the value of shares of RealNetworks Common Stock issued to Mr. Klein in lieu of director fees earned in fiscal year 2010. Mr. Klein elected to receive 100% of his fiscal year 2010 director fees in shares of RealNetworks Common Stock. Mr. Klein received (a) 879 shares valued at approximately $17,000 as compensation for Board service in the first quarter of 2010, (b) 1,647 shares valued at approximately $21,750 as compensation for Board service in the second quarter of 2010, (c) 1,131 shares valued at approximately $14,750 as compensation for Board service in the third quarter of 2010, and (d) 758 shares valued at approximately $12,750 as compensation for Board service in the fourth quarter of 2010 ((in each of (a)-(d), after giving effect to the 1-for-4 reverse stock split effective August 30, 2011).

(7) Nominating and Corporate Governance Committee Chair.

(8) Ms. Roberts joined the Board of Directors on August 27, 2010 and was appointed Chair of the Compensation Committee on March 14, 2011.

(9) Mr. Trempont joined the Board of Directors on July 23, 2010.

Compensation of Directors

For the first quarter of 2010, each director who was not an employee of RealNetworks (an "Outside Director") was paid $5,000 per quarter for his or her services as a director. Outside Directors were also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $3,000 per quarter for serving as chairperson of the Audit Committee, $1,500 per quarter for serving as chairperson of the Compensation Committee and $750 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. In addition, the lead independent director received $1,000 for participation in each meeting between such director and the Chief Executive Officer. Directors were also reimbursed for their reasonable expenses incurred in attending Board of Directors or Committee meetings.

In April 2010, the Board of Directors approved changes to the Company's compensation program for Outside Directors based on analysis and advice provided by Cook in 2009 and the Board's desire to better align total compensation paid to Outside Directors with total compensation paid to non-employee directors of similarly situated companies. The results of Cook's analysis showed that cash compensation paid to our Outside Directors was below the median, equity compensation was at the 25th percentile and overall compensation was below the 25th percentile of similarly situated companies as identified by Cook based on the relative size of the Company's market capitalization. In addition, Cook's analysis indicated RSUs were typically included as a component of non-employee director compensation among such similarly situated companies.

Effective April 1, 2010, each Outside Director is paid a retainer in the amount of $8,750 per quarter for his or her services as a director. Outside Directors are also paid (i) $1,000 for participation in each meeting of the Board, (ii) $1,000 for participation in each meeting of a Board committee, and (iii) $5,000 per quarter for serving as chairperson of the Audit Committee, $3,125 per quarter for serving as chairperson of the Compensation Committee and $2,500 per quarter for serving as chairperson of the Nominating and Corporate Governance Committee. In addition, the lead independent director is paid an additional retainer of $5,000 per quarter. From time to time, the Board forms non-standing committees to perform limited functions. In 2010, the Board formed several such committees and each director serving on these committees was paid the $1,000 committee meeting fee for each meeting in which he or she participated.

Pursuant to the RealNetworks, Inc. 2007 Director Compensation Stock Plan (the "Director Plan"), a sub-plan administered under the 2005 Plan, an Outside Director may make an irrevocable election prior to the commencement of each plan year to receive all or a portion of the cash compensation payable to such Outside Director for the coming year in shares of RealNetworks common stock. In 2010, the number of shares issued to an Outside Director who elected to receive all or a portion of his or her 2010 compensation in shares of RealNetworks common stock was determined by dividing the total fees to be paid in shares of RealNetworks common stock during a fiscal quarter, as elected by an Outside Director, by the fair market value of a share of RealNetworks common stock on the last trading day of such fiscal quarter, with cash paid in lieu of the issuance of fractional shares.

Outside Directors other than the Chairman of the Board also receive equity awards under the 2005 Plan on the third business day following each annual meeting of shareholders. The equity awards consist of (i) nonqualified stock options to purchase 6,250 shares of RealNetworks common stock (the "Options") that, once vested, will remain exercisable for three years following an Outside Director's separation from the Board or until the Option's earlier expiration, and (ii) RSUs valued at $45,000 on the grant date. The Options and RSUs vest monthly in equal increments over a twelve month period following the award's grant date assuming continued service as a director, with the RSU share distribution date occurring on the first anniversary of the grant date. Before the RSUs are granted, Outside Directors may make an annual irrevocable election to defer the RSU share distribution date to a date that is (i) five years following the RSU grant date, or (ii) concurrent with an Outside Director's separation from the Board. Options and RSUs granted to Outside Directors who have served on the Board for less than twelve months at the time of the annual meeting of shareholders will receive Options and RSUs that are pro-rated based on the number of completed months of service leading up to the first annual meeting of shareholders following his or her appointment to the Board.

In addition to approving the foregoing changes to the Outside Director compensation program, the Board also approved stock ownership guidelines applicable to Outside Directors designed to achieve long-term alignment between Outside Directors and the Company's shareholders. Under these guidelines, each Outside Director is required to own a number of shares of the Company's common stock equal to three times the Outside Director's annual retainer within five years of service on the Company's Board. The RSU awards granted to the Outside Directors as described in the preceding paragraph are designed to enable each Outside Director to achieve the minimum stock ownership threshold after five years of service as an Outside Director.

On October 21, 2010, Messrs. Benhamou, Bleier, Jotwani, Klein and Trempont, Ms. Raina and Ms. Roberts were each granted 5,679 RSUs and an option to purchase 6,250 shares of Common Stock having an exercise price of $8.16 per share, which RSUs and options vest as described above. In addition, Mr. Trempont was granted options to purchase 1,041 shares of Common Stock having an exercise price of $8.16 per share and 946 RSUs, and Ms. Roberts was granted options to purchase 520 shares of Common Stock having an exercise price of $8.16 per share and 473 RSUs, which awards were fully vested on the grant date. These awards were granted to Mr. Trempont and Ms. Roberts as compensation for Board service from the respective commencement dates of their Board service through the annual meeting of shareholders held on October 18, 2010.

Mr. Glaser is paid the same cash compensation as the Outside Directors, together with an additional retainer in the amount of $6,250 per quarter for serving as the Chairman of the Board. Mr. Glaser is not eligible to make an election to receive his cash compensation in shares of RealNetworks common stock pursuant to the Director Plan. Mr. Glaser is also paid an annual cash award (the "Cash Award") in lieu of the annual grant of Options and RSUs. The Cash Award will have an aggregate value equal to (a) $55,000, which amount is paid in lieu of the Options and was fixed in 2010 (but is subject to re-evaluation at the discretion of the Compensation Committee), and (b) $45,000, which amount is paid in lieu of the RSUs.

2010 Potential Payments Upon Termination of Employment or Change-in-Control

The following table reflects the amount of compensation that would have been payable to each of the Named Executive Officers in the event of the termination of such executive's employment under certain circumstances, assuming that (1) the triggering event took place on December 31, 2010, the last business day of the 2010 fiscal year, (2) the price per share of our common stock was $12.80 (after giving effect to the special dividend of $1.00 per share paid by RealNetworks on August 23, 2011 and (ii) the 1-for-4 reverse stock split effective August 30, 2011), which was the closing market price on December 31, 2010, and (3) that all cash payments are made in a lump sum.

Name	Benefit	Before Change in Control Termination Without Cause or For Good Reason($)(1)	In Connection With Change in Control Termination Without Cause or For Good Reason($)(2)	Voluntary Termination($)(3)	Death($)	Disability($)
Robert Kimball	Severance	525,000	656,250	262,500	—	—
	Bonus	1,112,500	1,768,750	—	842,486	842,486
	Equity award vesting acceleration	81,353	654,681	—	654,681	73,500
Robert Glaser(4)	Severance	—	—	—	—	—
	Bonus	—	—	—	—	—
	Equity award vesting acceleration	—	—	—	—	—
Michael Eggers(5)	Severance	—	437,500	175,000	—	—
	Bonus	700,000	1,159,375	—	589,158	589,158
	Equity award vesting acceleration	20,416	91,867	—	91,867	20,416
Michael Lunsford(5)	Severance	—	500,000	200,000	—	—
	Bonus	800,000	1,325,000	—	673,324	673,324
	Equity award vesting acceleration	—	84,000	—	84,000	—
Hank Skorny	Severance	—	437,500	175,000	—	—
	Bonus	700,000	1,159,375	—	89,167	89,167
	Equity award vesting acceleration	35,938	215,625	—	215,625	—
Tracy D. Daw(5)	Severance	—	356,250	142,500	—	—
	Bonus	285,000	500,313	—	323,070	323,070
	Equity award vesting acceleration	23,879	239,963	—	239,963	6,413
John Barbour(6)	Severance	900,000	900,000	—	—	—
	Bonus	—	—	—	—	—
	Equity award vesting acceleration	—	—	—	—	—

(1) The amounts reported in this column as Bonus represent payments that would have been made to the Named Executive Officers (other than Mr. Barbour) pursuant to the Retention Agreement between RealNetworks and each such Named Executive Officer, and, with respect to Mr. Kimball, includes amounts that would have been paid to Mr. Kimball pursuant to the Kimball CIC Agreement.

(2) If Mr. Kimball's employment had terminated for Good Reason because Mr. Kimball no longer retained the title of President or Chief Executive Officer following his transition out of the role of Acting Chief Executive Officer, then the amount reported in this column as Severance would have been reduced by $131,250. If the employment of Messrs. Eggers, Lunsford, Skorny or Daw had terminated for Good Reason as a result of a reduction in annual base compensation of greater than 10%, then the amounts reported in this column as Severance would have been reduced by (a) $87,500 for Messrs. Eggers and Skorny, (b) $100,000 for Mr. Lunsford and (c) $71,250 for Mr. Daw. If the employment of Messrs. Eggers, Lunsford, Skorny or Daw had terminated for Good Reason as a result of a reduction in annual target bonus opportunity of greater than 10%, then the amounts reported in this column as Bonus would have been reduced by (a) $131,250 for Mr. Kimball, (b) $65,625 for Messrs. Eggers and Skorny, (c) $75,000 for Mr. Lunsford and (d) $32,063 for Mr. Daw.

(3) Assumes the Named Executive Officer has provided a notice period of six months prior to voluntarily terminating his employment with RealNetworks.

(4) Mr. Glaser resigned as Chief Executive Officer on January 12, 2010.

(5) In May 2011, the Company entered into severance letter agreements with each of Messrs. Lunsford, Eggers and Daw. Pursuant to the agreements with Messrs. Lunsford and Eggers, if the Company terminates their employment without cause (as defined), the Company will pay them a severance payment equal to 21 months of their annual base salaries. In addition, if Messrs. Lunsford or Eggers voluntarily terminates his employment, he must provide at least 90-days notice to transition his responsibilities and he will be entitled to receive a severance payment equal to 12 months of his annual base salary. Pursuant to the severance agreement between the Company and Mr. Daw, if the Company terminates Mr. Daw's employment without cause, the Company will pay Mr. Daw a severance payment equal to 12 months of his annual base salary. If Mr. Daw voluntarily terminates his employment, he must provide at least six-months notice to transition his responsibilities and he will be entitled to receive a severance payment equal to six months of his annual base salary.

(6) Amounts reported for Mr. Barbour reflect a severance payment to Mr. Barbour in connection with the termination of his employment on August 13, 2010.

Severance Payments

As of December 31, 2010, it was RealNetworks' policy to request certain executive officers to provide a notice period of six months prior to voluntarily terminating their employment with RealNetworks for the purpose of transitioning responsibilities. In the event an executive officer provided six months' notice prior to voluntarily terminating his employment, he would receive a severance payment equal to six months of such executive's annual base salary, even if RealNetworks did not require the continued services of the executive officer for all or part of such six month notice period. In the event an executive officer provided notice of less than six months prior to voluntarily terminating his employment, he would receive a severance payment equal to the number of months' notice provided, up to a maximum severance payment equal to six months of the executive's annual base salary, even if RealNetworks did not require the continued services of the executive officer for all or part of such notice period. Severance payments are made following the last day worked by an executive officer. Severance amounts shown in the above table under the caption *"Voluntary Termination"* assume that each Named Executive Officer had provided six months' notice prior to voluntarily terminating his employment on December 31, 2010.

RealNetworks has entered into Severance and Change in Control Agreements (the "CIC Agreements") with each of Messrs. Eggers, Lunsford, and Daw pursuant to which certain payments would be made in the event the employment of these Named Executive Officers terminates under certain circumstances. RealNetworks also entered into CIC Agreements with each of Messrs. Kimball and Skorny, which agreements are no longer in effect following the termination of the employment of these executives effective April 15, 2011 and September 16, 2011, respectively. The CIC Agreements are described under the caption *"Severance and Change in Control Benefits"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18.

Bonus Payments

If the employment of a Named Executive Officer had terminated on December 31, 2010 due to death or disability, such Named Executive Officer or his beneficiary would have been entitled to receive the portion of the performance-based cash incentive or discretionary bonus compensation earned in 2010 but not paid as of December 31, 2010.

In the event the employment of Messrs. Eggers, Lunsford, and Daw terminates under certain circumstances, these Named Executive Officers are each entitled to receive certain bonus payments as described in the CIC Agreements, as well as retention bonus payments pursuant to the Retention Agreement between RealNetworks and each of these Named Executive Officers. The CIC Agreements are described under the caption *"Severance and Change in Control Benefits"* in the section entitled *"Compensation Discussion and Analysis"* beginning on page 18.

Acceleration of Vesting of Equity Awards

Termination by RealNetworks Other than for Cause. If we terminate the employment of a Named Executive Officer for any reason other than for cause, and any of such Named Executive Officer's outstanding stock options or restricted stock units are not fully vested, the next vesting installment of such stock options or restricted stock units will vest on a pro rata basis for the portion of the year elapsed since the date on which the vesting of the option commenced or the last anniversary thereof, expressed in full months, provided that the Named Executive Officer executes and delivers a settlement agreement and release satisfactory to us on or before the date of such termination.

Death of Executive Officer. If the employment of a Named Executive Officer terminates due to such executive officer's death, any stock options or RSUs that are unvested as of the date of such executive officer's death will fully vest on such date and may be exercised by the estate or legal representative of such executive officer for a period of one year following such date, but not later than the expiration date of such stock options or RSUs.

Change in Control. If stock options or restricted stock units granted to a Named Executive Officer under the 2005 Plan are continued, assumed, converted or substituted for on substantially the same terms and conditions immediately following a change in control and within 24 months after such change in control the executive officer's employment is terminated by RealNetworks or its successor without cause or by the executive officer for good reason, all of the shares subject to the stock options or RSUs will be vested immediately, and such stock options may be exercised at any time within 24 months following such termination, but not later than the expiration date of the stock options. In addition, if such stock options or RSUs are not continued, assumed, converted or substituted for immediately following the change in control, all of the shares subject to the stock options or RSUs will vest immediately upon the change in control, and such stock options may be exercised at any time within 12 months thereafter.

Severance and Change in Control Agreements. Outstanding equity awards granted to Messrs. Eggers, Lunsford and Daw will become fully vested under certain circumstances as described in the CIC Agreements. As of December 31, 2010, these benefits were also applicable to Messrs. Kimball and Skorny pursuant to the CIC Agreements between RealNetworks and each of these executives. The CIC Agreements are described under the caption "*Severance and Change in Control Benefits*" in the section entitled "*Compensation Discussion and Analysis*" beginning on page 18.

Policies and Procedures With Respect to Related Person Transactions

It is the policy of RealNetworks not to enter into any related person transaction unless the Audit Committee of the Board of Directors reviews and approves such transaction in accordance with guidelines set forth in the RealNetworks, Inc. Policy Regarding Related Party Transactions, or the transaction is approved by a majority of

RealNetworks' disinterested directors. In reviewing and approving any related person transaction, the Audit Committee will satisfy itself that it has been fully informed as to the related person's relationship and interest including all material facts of the proposed transaction, and determine that the transaction is fair to RealNetworks.

All related person transactions of which RealNetworks management is aware will be disclosed to the Audit Committee. At least annually, RealNetworks management will elicit information from RealNetworks' executive officers and directors as to existing and potential related person transactions, and will seek to obtain such information from 5% shareholders who do not file reports with the SEC on Schedule 13G. An executive officer or director will promptly inform the Chairman of the Audit Committee when the officer or director becomes aware of a potential related person transaction in which the officer or director would be a related person.

Equity Award Burn Rate During 2009, 2010 and 2011

In order to address potential shareholder concerns regarding the number of equity awards that may be granted under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated, on July 24, 2009 our Compensation Committee adopted a policy stating the Compensation Committee's general intention to structure equity-based awards granted by RealNetworks during calendar years 2009, 2010 and 2011 (other than grants assumed or substituted in a merger, acquisition or similar transaction and grants made in RealNetworks' 2009 stock option exchange program) such that the average annual burn rate for such three (3)-year period will not exceed 6.76%. For this purpose, the "annual burn rate" for any year means the total number of shares of our common stock issuable upon exercise or payment, as the case may be, of the equity-based awards granted by RealNetworks in that year, divided by the weighted average shares of our common stock issued and outstanding for that particular year. In calculating the annual burn rate for the entire three (3)-year period, shares issuable upon exercise or payment, as the case may be, of awards other than options or stock appreciation rights shall be counted as equivalent to (1) 1.5 option shares if our annual stock price volatility is 53% or higher, (2) 2.0 option shares if our annual stock price volatility is between 25% and 52%, and (3) 4.0 option shares if our annual stock price volatility is less than 25%. Shares underlying performance share awards will not be included in the burn rate until the year in which such shares are earned and then only to the extent so earned. Awards settled in cash will not be included in the calculation of the burn rate.

PROPOSAL 2 — ADVISORY VOTE ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

In accordance with Section 14A of the Exchange Act, RealNetworks is providing its shareholders with the opportunity to cast an advisory vote on executive compensation as more fully described below. As an advisory vote, this proposal is not binding on RealNetworks or its Board of Directors. However, the Board of Directors and its Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, value the opinions expressed by shareholders in their vote on this proposal and will review and consider the voting results of this vote when making future decisions regarding the compensation of our named executive officers.

As described in more detail in the "Compensation Discussion and Analysis" section of this Proxy Statement, the Company's executive compensation program is designed to attract, motivate and retain executive officers critical to the long-term success of RealNetworks and the creation of shareholder value. The Company's executive compensation program links competitive levels of compensation to Company performance as compared to performance goals to ensure accountability and to motivate executives to achieve a higher level of performance.

The Compensation Discussion and Analysis, beginning on page 18 of this Proxy Statement, describes the Company's executive compensation program and the decisions made by the Compensation Committee regarding 2010 compensation in more detail. The Compensation Committee has implemented practices that it believes are indicative of its executive compensation philosophy and its desire to maintain good corporate governance, including:

- Establishing executive compensation that is competitive and linked to both company and individual performance;
- Providing for a substantial portion of executive compensation to be in the form of incentive compensation that is "at risk" and dependent upon the Company's business results;
- Providing pay incentives that closely align the interests of executives with the long-term interests of RealNetworks' shareholders;
- Formalizing an annual process to assess risks associated with our compensation policies and programs; and
- Hiring independent compensation consultants to assist the Compensation Committee with its compensation decisions.

RealNetworks requests shareholder approval of the compensation of its named executive officers as disclosed pursuant to the SEC's compensation disclosure rules as set forth in the Compensation Discussion and Analysis, the executive compensation tables and the narrative disclosures that accompany the compensation tables.

Accordingly, the Company asks that you vote "FOR" the following resolution at the Annual Meeting:

"RESOLVED, that the shareholders of RealNetworks, Inc. approve, on an advisory basis, the compensation of the named executive officers, as disclosed in RealNetworks, Inc.'s proxy statement for the 2011 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the 2010 Summary Compensation Table, and the other related tables and disclosure within this Proxy Statement."

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" PROPOSAL 2.

PROPOSAL 3 — ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS

As described in Proposal 2 above, the Company's shareholders are being provided the opportunity to cast an advisory vote on our executive compensation program. This advisory vote is referred to herein as the "Say-on-Pay" vote.

In accordance with Section 14A of the Exchange Act, this Proposal 3 affords shareholders the opportunity to cast a non-binding, advisory vote on how often RealNetworks should include a Say-on-Pay vote in its proxy materials for future annual meetings of shareholders (or a special shareholder meeting in lieu of an annual meeting of shareholders). Under the federal securities laws, the opportunity for shareholders to vote on the frequency of our Say-on-Pay votes is required at least every six years. Shareholders may vote to indicate their preference that RealNetworks conduct future advisory votes on the compensation of named executive officers every one, two, or three years.

The Board of Directors has determined that holding an advisory vote on the compensation of named executive officers every year is the most appropriate policy at this time, and recommends that future advisory votes on the compensation of named executive officers occur annually. While the Company's executive compensation program is designed to promote a long-term focus, the Board of Directors and the Compensation

Committee recognize that executive compensation is determined annually and that holding an annual advisory vote on the compensation of our named executive officers will provide the Board of Directors and the Compensation Committee with more direct and immediate feedback on executive compensation decisions.

Although this advisory vote on the frequency of future advisory votes on the compensation of named executive officers is nonbinding, the Board of Directors will review and consider the voting results when determining the frequency of future advisory votes on the compensation of named executive officers. The Board of Directors may decide that it is in the best interests of the Company's shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO CONDUCT FUTURE ADVISORY VOTES ON THE COMPENSATION OF NAMED EXECUTIVE OFFICERS ANNUALLY.

PROPOSAL 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board has appointed the firm of KPMG LLP as the independent registered public accounting firm for RealNetworks' fiscal year ending December 31, 2011, and the Board of Directors recommends that shareholders vote for the ratification of such appointment. Although ratification by our shareholders is not required by law, RealNetworks has determined that it is desirable to request shareholder approval of this appointment. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such change would be in the best interests of RealNetworks and its shareholders. If the shareholders do not ratify the appointment of KPMG LLP, the Audit Committee may reconsider its selection.

KPMG LLP has audited the consolidated financial statements of RealNetworks since 1994. KPMG LLP performed audit services in connection with the audit of the consolidated financial statements of RealNetworks for its fiscal year ended December 31, 2010. In addition, KPMG LLP has rendered other services, including the review of financial statements and related information in various registration statements and filings with the SEC.

Fees Billed by KPMG LLP During 2009 and 2010

The following table presents fees for professional audit services rendered by KPMG LLP, an independent registered public accounting firm, for the audit of our annual financial statements for 2009 and 2010, and fees billed for other services rendered by KPMG LLP.

	2009	2010
Audit Fees(1)	$1,855,499	$1,611,250
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0
Total Fees	**$1,855,499**	**$1,611,250**

(1) Fees in connection with the audit of RealNetworks' annual financial statements for the fiscal years ended December 31, 2009 and 2010, reviews of the financial statements included in RealNetworks' quarterly reports on Form 10-Q during the 2009 and 2010 fiscal years, Sarbanes-Oxley Section 404 attestation services and statutory and other audits for subsidiaries of RealNetworks.

Pre-Approval Policies and Procedures

The Audit Committee approves in advance all audit and non-audit services to be performed by our independent auditors. As part of its pre-approval procedures, the Audit Committee considers whether the provision of any proposed non-audit services is consistent with the SEC's rules on auditor independence. In accordance with its pre-approval procedures, the Audit Committee has pre-approved certain specified audit and non-audit services to be provided by KPMG LLP for up to twelve (12) months from the date of the pre-approval. If there are any additional services to be provided, a request for pre-approval must be submitted by management to the Audit Committee for its consideration. In 2009 and 2010, the Audit Committee approved all fees of KPMG LLP identified in the above table in accordance with SEC requirements.

Representatives of KPMG LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. It is also expected that they will be available to respond to appropriate questions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2011.

Report of the Audit Committee of the Board of Directors

The following is the report of the Audit Committee with respect to RealNetworks' audited financial statements, which include the consolidated balance sheets of RealNetworks as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2010, and the notes thereto.

As part of fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited consolidated financial statements for fiscal 2010 with management and has discussed those matters required by Statement on Auditing Standards No. 61, "Communication with Audit Committees," as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with KPMG LLP. The Audit Committee received the written disclosures and the letter from KPMG LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG LLP's communications with the Audit Committee concerning independence, and has discussed with KPMG LLP its independence from RealNetworks.

Based on the Audit Committee's review of the audited consolidated financial statements and its discussions with management, the internal audit function and KPMG LLP, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for fiscal 2010 be included in the RealNetworks Annual Report on Form 10-K for the fiscal year ended December 31, 2010.

The Audit Committee of the Board of Directors

Eric A. Benhamou, Chairman
Pradeep Jotwani
Kalpana Raina
Dominique Trempont

OTHER BUSINESS

The Board of Directors does not intend to bring any other business before the meeting, and, so far as is known to the Board, no matters are to be brought before the meeting except as specified in the Notice of Annual Meeting of Shareholders. However, as to any other business that may properly come before the meeting, it is intended that proxies, in the form enclosed, will be voted in respect to those proxies in accordance with the judgment of the persons voting such proxies.

The information contained above under the captions "Compensation Committee Report" and "Report of the Audit Committee of the Board of Directors" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent that RealNetworks specifically incorporates it by reference into such filing.

IT IS IMPORTANT THAT PROXIES ARE RETURNED PROMPTLY AND THAT YOUR SHARES ARE REPRESENTED. SHAREHOLDERS ARE URGED TO MARK, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE ENCLOSED RETURN ENVELOPE.

BY ORDER OF THE BOARD OF DIRECTORS

TRACY D. DAW
Chief Legal Officer and Corporate Secretary

October 21, 2011
Seattle, Washington

A COPY OF REALNETWORKS' ANNUAL REPORT ON FORM 10-K FOR THE 2010 FISCAL YEAR, AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE TO ANY SHAREHOLDER UPON WRITTEN REQUEST TO:
INVESTOR RELATIONS DEPARTMENT
REALNETWORKS, INC.
P.O. BOX 91123
SEATTLE, WASHINGTON 98111-9223

Proxy Statement

[THIS PAGE INTENTIONALLY LEFT BLANK]

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-23137

RealNetworks, Inc.
(Exact name of registrant as specified in its charter)

Washington *(State of incorporation)*	**91-1628146** *(I.R.S. Employer Identification Number)*
2601 Elliott Avenue, Suite 1000 **Seattle, Washington** *(Address of principal executive offices)*	**98121** *(Zip Code)*

Registrant's telephone number, including area code:
(206) 674-2700

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value $0.001 per share	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the Common Stock held by non-affiliates of the registrant was $278,119,195 on June 30, 2010, based on the closing price of the Common Stock on that date, as reported on the Nasdaq Global Select Market.(1)

The number of shares of the registrant's Common Stock outstanding as of March 14, 2011 was 136,360,266.

DOCUMENTS INCORPORATED BY REFERENCE

The registrant has incorporated by reference the information required by Part III of this Annual Report from its Proxy Statement relating to its 2011 Annual Meeting of Shareholders, to be filed within 120 days after the end of its fiscal year ended December 31, 2010.

(1) Excludes shares held of record on that date by directors, executive officers and 10% shareholders of the registrant. Exclusion of such shares should not be construed to indicate that any such person directly or indirectly possesses the power to direct or cause the direction of the management of the policies of the registrant.

TABLE OF CONTENTS

Annual Report

PART I.

This Annual Report on Form 10-K and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, and projections about RealNetworks' industry, products, management's beliefs, and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. All statements contained in this annual report on Form 10-K that do not relate to matters of historical fact should be considered forward-looking statements. Forward-looking statements include statements with respect to:

- *future revenues, operating expenses, income and other taxes, tax benefits, net income (loss) per diluted share available to common shareholders, acquisition costs and related amortization, and other measures of results of operations;*
- *the effects of our past acquisitions and expectations for future acquisitions;*
- *plans, strategies and expected opportunities for future growth, increased profitability and innovation;*
- *the prospects for creation and growth of strategic partnerships and the resulting financial benefits from such partnerships;*
- *the expected financial position, performance, growth and profitability of our businesses and the availability of resources;*
- *our involvement in potential claims and legal proceedings, the expected course and costs of existing claims and legal proceedings, and the potential outcomes and effects of both existing and potential claims and legal proceedings on our business, prospects, financial condition or results of operations;*
- *our intention to separate our Games business;*
- *the expected benefits and other consequences from restructuring Rhapsody and from our other strategic initiatives;*
- *our expected introduction of new products and services across our businesses, including Unifi, a personal media cloud service we intend to launch in 2011;*
- *the effects of legislation, regulations, administrative proceedings, court rulings, settlement negotiations and other factors that may impact our businesses;*
- *the continuation and expected nature of certain customer relationships;*
- *impacts of competition and certain customer relationships on the future financial performance and growth of our businesses;*
- *the effects of U.S. and foreign income and other taxes on our business, prospects, financial condition or results of operations; and*
- *the effect of economic and market conditions on our business, prospects, financial condition or results of operations.*

These statements are not guarantees of future performance and actual actions or results may differ materially. These statements are subject to certain risks, uncertainties and assumptions that are difficult to predict, including those noted in the documents incorporated herein by reference. Particular attention should also be paid to the cautionary language included or referred to in the section of Item 1 entitled "Competition," in Item 1A entitled "Risk Factors" and in Item 3 entitled "Legal Proceedings." RealNetworks undertakes no obligation to update publicly any forward-looking statements as a result of new information, future events or otherwise, unless required by law. Readers should carefully review the risk factors included in other reports or documents filed by RealNetworks from time to time with the Securities and Exchange Commission, particularly the Quarterly Reports on Form 10-Q and any Current Reports on Form 8-K.

Item 1. *Business*

Overview

RealNetworks creates innovative applications and services that make it easy to connect with and enjoy digital media. We intend to capitalize on the growth of mobile devices and computing by creating applications and services that simplify the way people connect with, use and enjoy their media in a mobile, multi-screen world that embraces a variety of technology and devices. We provide the digital media services and applications we create to consumers, mobile carriers and other businesses.

Consumers use our services and software to find, purchase, store, organize, play and manage music, games and video. Our consumer products and services include RealPlayer, a widely distributed media player; casual games for play on the Internet and social media sites and for purchase on personal computers and mobile phones; and SuperPass, a subscription service that provides access to a wide variety of digital media. In 2011 we will be launching Unifi, a personal Web-based service, that operates as a universal library for users of digital content, enabling consumers to organize, access and share their digital media from their Internet-connected devices. Network service providers, such as mobile carriers, use our products and services to create and deliver digital media and messaging services, such as ringback tones, music-on-demand, video-on-demand and intercarrier messaging, for their subscribers.

During 2010, we implemented a significant restructuring of our business. As part of these activities, effective March 31, 2010, we completed a restructuring of our Rhapsody joint venture, which we formed in 2007 with MTV Networks, a division of Viacom International Inc (MTVN). In connection with the restructuring, Rhapsody was converted from a limited liability company to a corporation, and our equity ownership in Rhapsody was reduced from 51% to approximately 47%. Because we no longer control Rhapsody following the restructuring, beginning April 1, 2010, Rhapsody's operating results are no longer consolidated with our consolidated financial statements.

As of July 1, 2010, we also reorganized the management of our businesses and product lines. Due to this reorganization, beginning with the third quarter of 2010, we manage our business and report segment revenue and profit (loss) in three segments: (1) Core Products, (2) Emerging Products and (3) Games. See additional information regarding these reporting segments under "Segments" below. We also report financial results from our former Music segment, which primarily includes financial results and operating performance of our Rhapsody joint venture, on a historical basis only. In addition, we report common corporate overhead expenses, including but not limited to finance, legal, headquarters facilities and stock compensation costs, in the aggregate as Corporate results. To be consistent with the new segments, we have reclassified corresponding items of segment information for prior periods, as set forth elsewhere in this report. During 2010, we also implemented other significant internal restructuring measures, including reductions in personnel and facilities and the discontinuance or de-emphasis of certain unprofitable products and services offerings, which together contributed to a significant reduction of our operating costs compared with the year ended December 31, 2009.

We have expressed our intent to separate our casual games business from the rest of our businesses and, during the year, we continued to make progress on that separation. No timetable has been set for the separation and we have not determined the optimal structure of the separated Games business, including whether we will retain control of the business or enter into a strategic transaction involving the business. In the meantime, we have focused our Games strategy on building our social games capabilities as well as stabilizing and building our online subscription and advertising-supported games businesses.

We were incorporated in 1994 in the State of Washington. Our common stock is listed on the Nasdaq Global Select Market under the symbol "RNWK."

Segments

Core Products

Core Products, our largest segment by revenue, consists of the digital media services we provide to network service providers as software as a service (SaaS) offerings, sales of our Helix software used by enterprises to stream digital media, sales of Helix technology licenses for mobile handsets that allow playback of digital media, software integration and professional services provided to mobile carriers around the world as well as our SuperPass subscription service offering.

SaaS. We develop and provide a variety of SaaS services including ring-back tone (RBT), music-on-demand (MOD), video-on-demand (VOD) and messaging services principally sold to mobile carriers. Our Saas services generated the most revenue within our Core Products segment in 2010. In connection with our SaaS services, we also offer e-commerce services, including business intelligence, subscriber management and billing for our carrier customers. We have created a converged platform that allows us to operate both the technology for delivering digital media services and e-commerce storefront and editorial services functions for our customers. Our carrier customer base includes more than 90 mobile carriers worldwide in 2010.

Our RBT services enable callers to hear music instead of the traditional electronic ringing sound while waiting for the person they have called to answer. The RBT subscriber chooses the music heard by the subscriber's callers. Our RBT services enable subscribers to select from a variety of ringback content, including music, pre-recorded messages by celebrities and sound effects. Carriers generally offer our RBT service to their subscribers through monthly subscriptions or on a per-tone basis. In return for providing, operating and managing the RBT service for carrier customers, we generally enter into revenue-sharing arrangements based on monthly subscription fees, content download fees or a combination of such fees paid by subscribers.

Our MOD services allow carriers to offer their subscribers a wide range of songs for downloading or streaming to PCs, mobile phones and portable audio players. Users typically pay carriers for MOD service through monthly subscriptions or on a per-download basis, and we generally receive from the carriers a combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

Our VOD services allow carriers to offer their subscribers a wide range of videos by downloading or streaming to video-enabled mobile phones that are equipped with approved digital rights management systems. Users typically pay for VOD services through monthly subscriptions and content download fees paid to the carriers, and we generally receive a combination of a monthly fixed fee, a percentage of monthly subscription fees and a percentage of content download fees for providing the service.

Our inter-carrier messaging (ICM) service routes and delivers short messaging service (SMS) messages between wireless carriers within the U.S. and internationally under the brand name Metcalf. We provide this service to carriers in partnership with Syniverse Holdings, Inc. The ICM service allows subscribers with any text-message capable handset to send and receive text messages to and from subscribers on other carrier networks. We earn revenue from this service from fees paid by the carriers based on the number of messages handled for them through the ICM service, subject to our revenue-sharing arrangement with Syniverse.

Software licensing. Our Helix server software allows companies and institutions to broadcast live and on-demand audio, video and other multimedia programming to large numbers of simultaneous users over the Internet. Carriers, media companies and other enterprises typically pay upfront fees for either a perpetual or term-based license plus annual fees for upgrades and support.

In addition, we have created enhanced versions of our media player and Helix server products for wireless applications and other devices, and we license them to a variety of mobile network operators and handset manufacturers on a worldwide basis. We have entered into agreements with companies including Motorola, Nokia, Qualcomm, and Sony Ericsson, to preinstall our mobile media player software on mobile phones.

Professional services and systems integration. We provide professional services and specialized technical support to customize and integrate our technology with our customers' existing systems and technology. In recent years we have reduced our focus on our systems integration business because it has lower margins and does not generate recurring revenue. However, revenue from this business has been a significant contributor to Core Products revenue in the fourth quarter of each year for the past five years.

SuperPass. SuperPass is a subscription service that provides consumers with access to a broad range of digital entertainment content for a monthly fee. In addition, our SuperPass subscription service includes exclusive live video feeds from the CBS television network's *Big Brother* program and a monthly allowance for games and music downloads.

Emerging Products

Our emerging products business consists of RealPlayer and new products and services in development, including Unifi, which we began developing in 2010 and will be launching in 2011. In 2010, nearly all revenue in the segment was derived from product and services related to the RealPlayer.

RealPlayer. Our RealPlayer media player software includes features and services that enable consumers to discover, play, download, manage and edit digital video. Consumers can also use RealPlayer to stream audio and video, save CDs to their personal digital music libraries, burn CDs and transfer their audio and video content to portable devices. With the latest versions of our RealPlayer software, consumers can download and save their photos and web videos from thousands of websites, and transfer their photos and video content to and from portable devices. Consumers can also easily share photos and video links with their contacts on social networks and edit their own video content. RealPlayer is available to consumers as a free download from our Real.com and RealPlayer.com websites. A premium version of RealPlayer, which is available for purchase, includes enhanced functionality for creating CDs and DVDs, enhanced playback controls and additional media library features. We monetize RealPlayer primarily with revenue derived from sales of the premium version, and from distributing third-party software products, such as the Google toolbar and Google Chrome, to consumers who wish to download additional applications when downloading our software products.

In recent years, our RealPlayer strategy has focused on providing consumers with tools to manage their digital media content in a variety of formats across devices rather than creating a unique streaming platform and depending upon the adoption and use of the RealPlayer file format. As a result, RealPlayer's video downloading tools, for example, work on nearly any platform and play nearly all major digital media formats.

Unifi. Unifi is a personal media cloud service we will launch in 2011. This service will allow consumers to easily organize and access all of their personal digital media from any network-enabled device by automatically cataloging the photos, music and videos stored on users' devices and through their social network and other third party service accounts. We plan to distribute this service by leveraging our worldwide user base established through our RealPlayer and casual games offerings as well as our relationships with our carrier customers.

Games

We own and operate a large casual games service, offering casual games via digital downloads, online subscription play, third-party portals, social networks and mobile devices. Casual games typically have simple graphics, rules and controls and are quick-to-learn. Casual games include board, card, puzzle, word and hidden-object games.

We develop, publish, license and distribute casual games. We have a large and diverse portfolio of original games developed by our in-house game studios, games developed by us from content we license from other intellectual property holders, and games licensed to us by third parties that we distribute to our customers. We also partner with external game developers who develop games for us on an outsourced basis, which gives those developers access to our large distribution network in exchange for distribution rights to their games. We distribute games principally in North America, Europe and Latin America through our GameHouse, Zylom and Atrativa websites and through websites owned or managed by third parties.

PC and Mobile Games. Consumers can play and purchase games from our catalog of online and downloadable PC games. We typically introduce new games by offering a free trial before purchase on an individual basis or as part of one of our subscription services. In addition to revenue from sales of games and subscriptions, we generate revenue from display advertising that is shown to consumers during online play. We have also adapted our games for play on more than 2,000 mobile handsets and launched several games for play on smartphones, including the iPhone.

Social Games. Game play on social networks is among the fastest growing trends in game play, and we have increased our focus on this segment. In 2010, we began developing and launched Fusion, a gaming platform that introduces social elements to game play to increase interactions and competition among players, such as leaderboards, cross-device play, microtransactions and chatrooms. In addition, we acquired a small social games company that we expect will help us develop, monetize and optimize social games and social game play experiences. We offer several of our casual games, including licensed brands UNO and Collapse, on Facebook and other social network platforms. We monetize social games largely through sales of advertising and microtransactions.

Music

Following the restructuring of our Rhapsody joint venture, we no longer operate our former Music business. Rhapsody continues to provide products and services that enable consumers to have unlimited access to digital music content anytime from a variety of devices. The Rhapsody subscription service offers conditional downloads and on-demand streaming services through unlimited access to a catalog of millions of music tracks. Rhapsody also operates an MP3 music store, where consumers can purchase and permanently download individual digital music tracks. Rhapsody generates revenue in the U.S. primarily through subscriptions to its music services, and sales of tracks and advertising.

Research and Development

We devote a substantial portion of our resources to developing new products, enhancing existing products, expanding and improving our fundamental technology, and strengthening our technological expertise in all our businesses. During the years ended December 31, 2010, 2009 and 2008, we expended 25%, 21% and 19%, respectively, of our revenue on research and development activities.

Customers and Seasonality

Our customers include consumers and businesses located throughout the world. Sales to customers outside the U.S., primarily in Asia and Europe, were 43%, 33% and 33% of our revenue during the years ended December 31, 2010, 2009 and 2008, respectively. No one customer accounted for more than 10% of our total revenue during the years ended December 31, 2010, 2009 and 2008.

We experience seasonality in our business, particularly with respect to the fourth quarter of our fiscal year. Our consumer businesses, which include advertising revenue, make up a large percentage of our revenue, and the fourth quarter has traditionally been the seasonally strongest quarter for Internet advertising. In addition, our Core Products business typically has a concentration of system sales, deployment, and professional services revenue in the fourth quarter.

Sales, Marketing and Distribution

Our marketing programs are aimed at increasing brand awareness of our products and services and stimulating demand. We use a variety of methods to market our products and services, including paid search advertising, affiliate marketing programs, advertising in print, electronic and other online media, direct mail and email offers to qualified potential and existing customers, and providing product specific information through our websites. We also cross-market products and services offered by some of our businesses through the RealPlayer and Games marketing and distribution channels. We also have subsidiaries and offices in several countries that market and sell our products outside the U.S.

Our products and services are marketed through direct and indirect channels. We use public relations, trade shows, events and speaking opportunities to market our products and services. We also use a variety of online channels, including social media, to promote and sell our products and services directly.

Core Products. Our Core Products sales, marketing and business development team works closely with many of our enterprise, infrastructure, wireless, broadband and media customers to identify new business opportunities for our entertainment applications, services and systems. Through ongoing communications with the product and marketing divisions of our customers, we tailor our SaaS offerings to their strategic needs and the needs of their subscribers. A large network of distributors including hardware server companies, content aggregators, Internet service providers and other resellers, provide end users access to our Helix streaming technology.

Emerging Products. We market and sell our RealPlayer services directly through our own websites such as Real.com and GameHouse.com, as well as indirectly through affiliate partnerships. We also have a global sales force that generates advertising revenue from our websites and free consumer applications such as RealPlayer.

Games. Our games are marketed directly from our websites and through third-party distribution channels, such as broadband service providers, search engines, online portals, mobile phone application stores, major social networks and content publishers.

Customer Support

Customer support is integral to the provision of nearly all of our consumer products and services. Consumers who purchase and use our consumer software products and services, including games and RealPlayer Plus, can get assistance via the Internet, email or telephone, depending on the product or service. For most of our consumer products, we contract with third-party outsource support vendors to provide the primary staffing for our first-tier customer support globally. We also provide various support service options for our business customers and for software developers using our software products and associated services. Support service options include hotline telephone support, online support services, and on-site support personnel covering technical and business-related support topics.

Competition

The market for software and services for digital media delivery over the Internet and wireless networks is intensely competitive. Many of our current and potential competitors have longer operating histories, greater name recognition or brand awareness, more employees or significantly greater resources than we do.

Core Products

SaaS. We compete with a large and diverse number of domestic and international companies in our SaaS business, and each of our SaaS offerings tends to face competitors specific to that product or service. The market for the SaaS services we offer has become increasingly competitive due in part to the proliferation of smartphones that has resulted in the introduction of a number of services and applications that are made available to consumers with no dependency on mobile carriers. We compete largely based on time-to-market, feature sets, ease of use, operational expertise, our ability to offer an integrated suite of entertainment services, customer care and price. Many of our SaaS services require a high degree of integration with carrier or service provider networks and thus require a high degree of operational expertise. In addition, our ability to enhance services with new features as the digital entertainment market evolves is critical to our competitive position, as is our knowledge of the consumer environment to which these services are targeted.

Software Licensing. We believe that the primary competitive factors in the digital-media delivery and licensing market include the quality, reliability, price and licensing terms of the overall media delivery solution, ubiquitous and easy consumer accessibility to media playback capability, broad distribution and use of products, and the ability to license and support popular and emerging media formats for digital media delivery. Our competitors in the market for digital media servers, players, encoders, digital rights management, codecs and other technology and services related to digital distribution of media include Adobe, Apple and Microsoft.

SuperPass. Our SuperPass subscription service faces competition from a large number of existing competitive alternatives and other emerging services and technologies. We face significant competition from emerging Internet media sources and established companies entering into the Internet media content market as well as broadband Internet service providers, many of which provide similar or alternative services for free or bundle these types of services with other offerings. In addition, our overall ability to sell SuperPass depends in part on the use of our formats on the Internet, which has declined in recent periods, and access to premium content on commercially acceptable terms.

Emerging Products

RealPlayer. We expect competition for media player users to continue to be intense as the markets and business models for Internet video content mature and more competitors enter these markets. RealPlayer competes with alternative streaming media playback technologies such as Microsoft Windows Media Player and Adobe Flash and their related file formats, each of which has obtained very broad market penetration. Our video and photo transfer services within RealPlayer compete primarily on the basis of the quality and perceived value of the content and services we provide and on the effectiveness of our distribution network and marketing programs.

Games

Our Games business competes with a variety of distributors, publishers and developers of casual games for the PC and mobile platforms and for social networks. We compete in this market primarily on the basis of the quality and convenience of our services, the reach and quality of our distribution and the quality and breadth of our game catalog. In addition, the market for casual games has become increasingly price competitive in recent years. Our in-house content development studios compete with other developers and publishers of downloadable PC and mobile games. Our studios compete based on our ability to develop and publish high quality games that resonate with consumers, our effectiveness at building our brands, our ability to license and execute digital games based on popular third-party intellectual properties like Monopoly, Scrabble and UNO, and our ability to secure broad distribution relationships with major social networks and mobile carriers. Our family of websites serving the PC casual games market competes with other high volume distribution channels for downloadable, online and social games including Yahoo! Games, MSN Gamezone, Pogo.com, Big Fish Games, PopCap Games, Inc., and Amazon.com.

Intellectual Property

As of December 31, 2010, we had 86 U.S. patents, 72 South Korean patents, 37 patents in other countries and more than 200 pending patent applications worldwide relating to various aspects of our technology. We are continuously preparing additional patent applications on other current and anticipated features of our technology in various jurisdictions across the world. As of December 31, 2010, we had 52 registered U.S. trademarks or service marks, 30 registered South Korea trademarks or service marks, and had applications pending for several more trademark or service marks in various jurisdictions across the world. We also have several unregistered trademarks. Many of our marks begin with the word "Real" (such as RealPlayer). We are aware of other companies that use "Real" in their marks alone or in combination with other words, and we do not expect to be able to prevent all third-party uses of the word "Real" for all goods and services.

Our ability to compete across our businesses partly depends on the superiority, uniqueness and value of our patent portfolio and other technology that we both develop and license from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. These efforts to protect our intellectual property rights may not be effective in preventing misappropriation of our technology, or may not prevent the development and design by others of products or technologies similar to or competitive with those we develop.

Employees

At December 31, 2010, we had 1,319 full-time employees and 209 part-time and contingent employees, of which 827 were based in the Americas, 457 were based in Asia, and 244 were based in Europe. None of our employees are subject to a collective bargaining agreement, and we believe that our relations with our employees are good.

Position on Charitable Responsibility

In periods where we achieve profitability, we intend to donate 5% of our net income to charitable organizations, which will reduce our net income for those periods. The non-profit RealNetworks Foundation manages a substantial portion of our charitable giving efforts. We attempt to encourage employee giving by using a portion of our intended contribution to match charitable donations made by employees.

Available Information

Our corporate Internet address is www.realnetworks.com. We make available free of charge on www.investor.realnetworks.com our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to these reports, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission. However, the information found on our corporate website is not part of this or any other report.

Executive Officers of the Registrant

The table below lists the executive officers of RealNetworks as of March 1, 2011.

Name	Age	Position
Robert Kimball	47	President, Chief Executive Officer and Director
Michael Eggers	39	Senior Vice President, Finance, Chief Financial Officer and Treasurer
Tracy D. Daw	45	Chief Legal Officer and Corporate Secretary
Matt Hulett	40	Senior Vice President, Games Division
Michael Lunsford	43	Executive Vice President, Music, Media and Technology Solutions
Henry (Hank) Skorny	46	Senior Vice President and Chief Strategy Officer

ROBERT KIMBALL has served as President and Chief Executive Officer of RealNetworks since July 2010, and served as President and Acting Chief Executive Officer from January 2010 to July 2010. Mr. Kimball has also served as a director of RealNetworks since January 2010. Mr. Kimball joined RealNetworks in 1999 and has held various positions including Executive Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2009 to January 2010 and Senior Vice President, Legal and Business Affairs, General Counsel and Corporate Secretary from January 2005 to January 2009. Mr. Kimball holds a B.A. with distinction from the University of Michigan and a J.D., magna cum laude, from the University of Michigan Law School.

MICHAEL EGGERS has served as Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks since February 2006. Mr. Eggers served as Vice President of Finance from September 2003 to February 2006. Mr. Eggers joined RealNetworks in 1997 as the Manager of Financial Reporting and has held various positions leading to his appointment as Vice President of Finance. Prior to RealNetworks, Mr. Eggers was employed by KPMG LLP in the audit practice division. Mr. Eggers holds a B.A., magna cum laude, in Business Administration with a concentration in accounting from the University of Washington.

TRACY D. DAW has served as Chief Legal Officer of RealNetworks since September 2010 and as Corporate Secretary since January 2010. Mr. Daw joined RealNetworks in 2000 and has held various positions with the Company, including Vice President, Corporate Development and Deputy General Counsel from January 2007 to September 2010 and Vice President, Corporate Development and Associate General Counsel from May 2006 to January 2007. Prior to joining RealNetworks, Mr. Daw was a partner in the law firm of Sidley & Austin in Chicago, Illinois. Mr. Daw holds a B.S. from Cornell University and a J.D. from the University of Michigan Law School.

MATT HULETT has served as the Senior Vice President of the Games Division of RealNetworks since July 2010 and served as Chief Revenue Officer of the Games Division from August 2009 to July 2010. From June

2006 to August 2009, Mr. Hulett was the Chairman and Chief Executive Officer of Mpire Corporation, a company engaged in online advertising optimization, and continues to serve as its Executive Chairman. From 2001 to 2005, Mr. Hulett was the President of the corporate travel division of Expedia, Inc., an online travel company. From 1999 to 2001, Mr. Hulett was President of Atom Entertainment, Inc., an online entertainment company. Mr. Hulett holds a B.A. degree in Marketing, Information Systems from the University of Washington.

MICHAEL LUNSFORD has served as an Executive Vice President, Music, Media and Technology Solutions of RealNetworks since June 2010. Mr. Lunsford joined RealNetworks in 2008 and served as Executive Vice President, Technology Products and Solutions and Media Software and Services from January 2010 to June 2010 and Executive Vice President, Strategic Ventures from June 2008 to January 2010. From 1999 to December 2007, Mr. Lunsford was employed by Earthlink, Incorporated, a provider of communications services, serving as Executive Vice President from June 2007 to December 2007, as interim President and Chief Executive Officer from November 2006 to June 2007, as Executive Vice President and President, Access and Voice from September 2005 to November 2006, and as Executive Vice President, Marketing and Products from 2004 to September 2005. Mr. Lunsford holds an A.B. in Economics and an M.B.A. from the University of North Carolina.

HANK SKORNY has served as the Senior Vice President and Chief Strategy Officer of RealNetworks since January 2011. Mr. Skorny joined RealNetworks as a strategic advisor in January 2009 and served as Senior Vice President, Media Cloud Computing and Services from October 2009 to January 2011. From May 2007 to December 2008, Mr. Skorny was involved in various private investment and consulting activities for mobile technology companies. From 2005 to April 2007, Mr. Skorny served as President, Chief Executive Officer and director of Thumbspeed Inc., a developer and publisher of mobile applications that was acquired by OZ Communications Inc. in April 2007. Mr. Skorny served as Executive Vice President of OZ Communications Inc., a developer of mobile Internet solutions, from April 2007 to March 2008. From 2004 to 2005, Mr. Skorny served as Vice President of Product Management and Marketing of Infospace Mobile, Inc., a developer of mobile media and search applications and services. Mr. Skorny serves as Chairman of the Board of Directors of ZipWhip, Inc., a company engaged in the development of Internet messaging technology. Mr. Skorny studied at Drexel University.

Item 1A. *Risk Factors*

You should carefully consider the risks described below together with all of the other information included in this annual report on Form 10-K. The risks and uncertainties described below are not the only ones facing our company. If any of the following risks actually occurs, our business, financial condition or operating results could be harmed. In such case, the trading price of our common stock could decline, and investors in our common stock could lose all or part of their investment.

We need to successfully introduce new products and services to grow our businesses.

Our business is dependent upon the introduction of new products and services, which is subject to a number of risks. The process of developing new, and enhancing existing, products and services is complex, costly and uncertain. Providing products and services that are attractive and useful to subscribers and consumers is in part subject to unpredictable and volatile factors beyond our control, including end-user preferences and competing products and services. Any failure by us to timely respond to or accurately anticipate consumers' changing needs and emerging technological trends could significantly harm our current market share or result in the loss of market opportunities. In addition, we must make long-term investments, develop or obtain appropriate intellectual property and commit significant resources before knowing whether our predictions will accurately reflect consumer demand for our products and services, which may result in no return or a loss on our investments. Furthermore, new products and services may be subject to legal challenge. Responding to these potential claims may require us to enter into royalty and licensing agreements on unfavorable terms, require us to stop distributing or selling, or to redesign our products or services, or to pay damages. If we do not successfully introduce new products and services, our operating results may be materially harmed.

The mobile entertainment market is evolving rapidly and highly competitive.

The market for mobile entertainment services, including RBT, MOD and VOD solutions, is highly competitive and evolving rapidly, particularly with the growth in the use of smartphones. Increased use of smartphones has resulted in a proliferation of applications and services that compete with our SaaS services and, in many cases, are not dependent upon our carrier customers to make them available to subscribers. To maintain or enhance our competitive position, we may need to develop new SaaS services that enable our carrier customers to compete with the broad range of applications and other services available in the market. We face competition, and may face future competition, from major media companies, Internet portal companies, content aggregators, wireless software providers and other pure-play wireless entertainment publishers, some of which have greater financial resources than we do. In addition, the major music labels may demand more aggressive revenue sharing arrangements or impose an alternative business model less favorable to us. Furthermore, while most of our carrier customers do not offer internally developed services that compete with ours, if our carrier customers begin developing these services internally, we could be forced to lower our prices or increase the amount of service we provide in order to maintain our business with those carrier customers. Increased competition has in the past resulted in pricing pressure, forcing us to lower the selling price of our services. If we are unable to develop or provide services that compete effectively in the mobile entertainment market, our operating results and financial condition may be materially harmed.

Contracts with our carrier customers subject us to significant risks that could negatively impact our revenue or otherwise harm our operating results.

We derive a material portion of our revenue from our SaaS offerings we provide to carriers. Many of our SaaS contracts with carriers provide for revenue sharing arrangements, but we have little control over the pricing decisions of our carrier customers. Furthermore, most of these contracts do not provide for guaranteed minimum payments or usage levels. Because most of our carrier customer contracts are nonexclusive, it is possible that our mobile carrier customers could purchase similar services from third parties and cease to use our services in the future. As a result, our revenue derived under these agreements could be substantially reduced depending on the pricing and usage decisions of our carrier customers. In addition, some of our SaaS contracts require us to incur significant set-up costs prior to the launch of services with a carrier customer. These costs, particularly if combined with significant or sustained declines in revenue from our SaaS contracts, could result in impairments of deferred project costs in future periods, which would negatively impact our results of operations.

In addition, none of our SaaS contracts with carriers obligates our carrier customers to market or distribute any of our SaaS offerings. Despite the lack of marketing commitments, revenue related to our SaaS offerings is, to a large extent, dependent upon the marketing and promotion activities of our carrier customers. In addition, many of our carrier contracts are short term and allow for early termination by the carrier with or without cause. These contracts are therefore subject to renegotiation of pricing or other key terms that could be adverse to our interests and leave us vulnerable to non-renewal by the carriers. The loss of carrier customers, a reduction in marketing or promotion of our SaaS offerings, or the termination, non-renewal or renegotiation of contract terms that are less favorable to us would likely result in the loss of future revenues from our SaaS offerings.

Finally, certain of our carrier contracts obligate us to indemnify the carrier customer for certain liabilities and losses incurred by them, including liabilities resulting from third party claims for damages that arise out of the use of our technology. These indemnification terms provide us with certain procedural safeguards, including the right to control the defense of the indemnified party. Pursuant to these indemnifications obligations, we have agreed to control the defense on behalf of two of our carrier customers related to a pending patent infringement proceeding, and we are vigorously defending them. This pending proceeding or future claims against which we may be obligated to defend our carrier customers could result in payments that could materially harm our operating results.

A majority of the revenue that we generate in our Core Products business segment is dependent upon our relationship with a few customers, including SK Telecom and Verizon; any deterioration of these relationships could materially harm our business.

We generate a significant portion of our revenue from sales of our mobile entertainment services to a few of our mobile carrier customers, including SK Telecom, a leading wireless carrier in South Korea. In the near term, we expect that we will continue to generate a significant portion of our total revenue from these customers, particularly SK Telecom and Verizon. If these customers fail to market or distribute our services or terminate their business contracts with us, or if our relationships with these customers deteriorate in any significant way, we may be unable to replace the affected business arrangements with acceptable alternatives. Furthermore, our relationship with SK Telecom may be affected by the general state of the economy of South Korea. Failure to maintain our relationships with these customers could have a material negative impact on our revenue and operating results.

Our businesses face substantial competitive and other challenges that may prevent us from being successful in, and negatively impact future growth in, those businesses.

Many of our current and potential competitors in our businesses have longer operating histories, greater name recognition, more employees and significantly greater resources than we do. To effectively compete in the markets for our products and services, we may experience the following consequences, any of which would adversely affect our operating results and the trading price of our stock:

- reduced prices or margins,
- loss of current and potential customers, or partners and potential partners who provide content we distribute to our customers,
- changes to our products, services, technologies, licenses or business practices or strategies,
- lengthened sales cycles,
- industry-wide changes in content distribution to customers,
- pressure to prematurely release products or product enhancements, or
- degradation in our stature or reputation in the market.

In addition, we face the following competitive risks relating to our businesses:

Our SuperPass subscription service faces competition from a broad variety of entertainment sources, including traditional media outlets and emerging Internet media sources. We expect this competition to continue to be intense as the market and business models for Internet video content mature and more competitors enter these new markets. Competing services may be able to obtain better or more favorable access to compelling video content than us, may develop better offerings than us and may be able to leverage other assets or technologies to promote or distribute their offerings successfully. Our RealPlayer software services compete with alternative streaming media playback technologies and audio and video formats including Microsoft Windows Media Player and Adobe Flash and their related file formats, each of which has obtained very broad market penetration. In addition, our overall ability to sell subscription services depends in part on the use of RealNetworks' formats on the Internet, and declines in the use of our formats have negatively affected, and are expected to continue to negatively affect, our subscription revenue and increase costs of obtaining new subscribers. If we are unable to compete successfully, including through the introduction of compelling new products and services, our SuperPass and RealPlayer businesses could continue to decline.

Our RealArcade, GameHouse, Zylom and Atrativa branded services compete with other online aggregators and distributors of online, downloadable and social casual PC games. Some of these competitors have high volume distribution channels and greater financial resources than we do. Our Games business also competes with many other smaller companies that may be able to adjust to market conditions, including responding effectively to the growing popularity of casual games on social networks, faster than us. We also face increasing price competition in the casual games market, and some of our competitors may compete on price more aggressively than us. We expect competition to intensify in this market from these and other competitors, and no assurance can be made that we will be able to achieve growth in our revenue. Our development studios compete primarily with other developers of online, downloadable, mobile and social casual PC games and must continue to develop popular and high-quality game titles and to execute on opportunities to expand the play of our games on a variety of non-PC platforms, including social networks, to maintain our competitive position and help grow our Games business.

We may not be successful in maintaining and growing our distribution of digital media products.

Maintaining and growing the distribution of digital media products through our websites and our other distribution channels is important to our future prospects, including future growth through the introduction of new products and services distributed through these channels. We cannot predict whether consumers will continue to download and use our digital media products consistent with past usage, which may reduce our ability to generate revenue from those products as well as result in lower than expected adoption of newly introduced products and services. Our inability to maintain continued high volume distribution of our digital media products could also hold back the growth and development of related revenue streams from these market segments, including the distribution of third-party products and sales of our subscription services, and therefore could harm our business and our prospects. Our revenue from the distribution of third-party products will also be negatively impacted if those products are not widely downloaded by consumers, including due to the relative market saturation of such products. In addition, our revenue from the distribution of third party products is currently significantly dependent on a single customer contract. If that contract is not renewed or terminated and cannot be replaced by another similar customer contract, our financial results would be harmed.

Our operating results are difficult to predict and may fluctuate, which may contribute to volatility in our stock price.

The trading price for our common stock has been volatile, ranging from $2.59 to $5.41 per share during the 52-week period ended December 31, 2010. As a result of the rapidly changing markets in which we compete, our operating results may fluctuate from period-to-period, which may continue to contribute to the volatility of our stock price. In past periods, our operating results have been affected by personnel reductions and related charges, charges relating to losses on excess office facilities, and impairment charges for certain of our equity investments, goodwill and other long-lived assets. Our operating results may be adversely affected by similar or other charges or events in future periods, including, but not limited to:

- impairments of long-lived assets,
- integrating and operating newly acquired businesses and assets,
- the seasonality of our business, which has experienced increased revenues in the fourth quarter of our fiscal year, and
- the general difficulty in forecasting our operating results and metrics, which could result in actual results that differ significantly from expected results.

Certain of our expense decisions (for example, research and development and sales and marketing efforts) are based on predictions regarding business and the markets in which we compete. Fluctuations in our operating results, particularly when experienced beyond what we expected, could cause the trading price of our stock to continue to fluctuate.

Continued loss of revenue from some of our subscription services may harm our operating results.

Our operating results could be adversely impacted by the loss of subscription revenue. Subscribers may cancel their subscriptions to our services for many reasons, including a perception that they do not use the services sufficiently or that the service does not provide enough value, a lack of attractive or exclusive content generally or as compared with competitive service offerings (including Internet piracy), or because customer service issues are not satisfactorily resolved. Revenue from our SuperPass subscription service has declined in recent periods due in part to our focus on other products and services we offer, and we expect this trend to continue. For the subscription services we offer, we must continue to obtain compelling digital media content for our video and games services in order to maintain and increase usage and overall customer satisfaction for these products. If we cannot obtain content for our subscription services on commercially reasonable terms, we may not offer the content to our consumers, which could negatively impact our operating results.

Government regulation of the Internet is evolving, and unfavorable developments could have an adverse affect on our operating results.

We are subject to regulations and laws specific to the marketing, sale and delivery of goods and services over the Internet. These laws and regulations cover taxation, user privacy, data collection and protection, copyrights, electronic contracts, sales procedures, automatic subscription renewals, credit card processing procedures, consumer protections, broadband Internet access and content restrictions. We cannot guarantee that we have been or will be fully compliant in every jurisdiction, as it is not entirely clear how existing laws and regulations governing issues such as privacy, taxation and consumer protection apply or will be enforced with respect to the Internet. Moreover, as Internet commerce continues to evolve, increasing regulation by federal, state and foreign agencies becomes more likely. The adoption of any laws or regulations that adversely affect our ability to market, sell, and deliver our products and services could decrease demand for our service offerings, resulting in lower revenue. Future regulations, or changes in laws and regulations or their existing interpretations or applications, could also hinder our operational flexibility, raise compliance costs or other costs of doing business and result in additional historical or future liabilities for us, resulting in adverse impacts on our business and our operating results.

Uncertainty and adverse conditions in the economy could have a material adverse impact on our business, financial condition and results of operations.

Weaknesses in the national and global economy has resulted in recent years in a decline in overall consumer and corporate spending, declines in consumer and corporate access to credit, fluctuations in foreign exchange rates, declines in the value of assets and increased liquidity risks, all of which could materially impact our business, financial condition and results of operations. We provide digital entertainment services to consumers directly and indirectly through our carrier customers. Consumers may consider the purchase of our products and services to be a discretionary expenditure. As a result, consumers considering whether to purchase our products or services may be influenced by macroeconomic factors that affect consumer spending such as unemployment, conditions in the residential real estate and mortgage markets and access to credit when making a determination whether to commence, continue, or stop subscribing to or otherwise purchasing our products and services. In addition, businesses may reduce their advertising spending during adverse macroeconomic conditions, which would negatively impact the revenue we generate through sales of advertising on our websites and other properties. We have recorded impairments to our assets in 2008 and 2009 due in part to weakness in the global economy, and if there is a sustained period of significant weakness or uncertainty in the global economy, we may need to record additional impairments to our assets in future periods. If any of these risks are realized, we may experience a material adverse impact on our financial condition and results of operations.

Our restructuring efforts may not yield the anticipated benefits to our shareholders.

We have been restructuring the operating and overhead costs of, and taking other measures to simplify, our business and operations. We have never before pursued initiatives to this extent and there is no assurance that our efforts will be successful. Our business and operations may be harmed to the extent there is customer or employee uncertainty surrounding the future direction of our product and service offerings and strategy for our businesses. Our restructuring activities have included implementing cost-cutting initiatives, which could materially impact our ability to compete in future periods. If we have not effectively re-aligned the cost structure of our remaining businesses or otherwise do not execute effectively on our strategic plans, our stock price may be adversely affected, and we and our shareholders will not realize the anticipated financial, operational and other benefits from such initiatives.

The restructuring of Rhapsody may not yield the anticipated benefits to us or to Rhapsody.

On March 31, 2010, we completed the restructuring transactions of our digital audio music service joint venture, Rhapsody America LLC (Rhapsody). As a result of the restructuring, we no longer have operational control over Rhapsody, and beginning April 1, 2010, Rhapsody's operating performance is no longer consolidated with our consolidated financial statements. We believe the restructuring will provide Rhapsody with the financial, intellectual property and other key assets and the operational flexibility to compete more effectively in the digital music market. Rhapsody's inability to operate and compete effectively as an independent company could adversely impact its financial condition and results of operations, which in turn would materially impact our reported net income (loss) in future periods. In addition, Rhapsody has generated losses since its inception, and the new structure may not alter this trend. If Rhapsody continues to incur losses, or if it otherwise experiences a significant decline in its business, we may incur a loss on our investment, which would have a material adverse effect on our financial condition and results of operations.

Given the current proportion of the outstanding equity of Rhapsody that we hold, we anticipate that we will need to receive Rhapsody's unaudited quarterly financial statements in order to timely prepare our quarterly consolidated financial statements and also to report certain of Rhapsody's financial results, as may be required, in our quarterly reports on Form 10-Q. In addition, we may be required to include Rhapsody's annual audited financial statements in our annual report on Form 10-K in future periods. As we no longer exert operational control over Rhapsody, we cannot guarantee that Rhapsody will deliver its financial statements to us in a timely manner, or at all, or that the unaudited financial statement information provided by Rhapsody will not contain inaccuracies that are material to our reported results. Any failure to timely obtain Rhapsody's quarterly financial statements or to include its audited financial statements in our future annual reports on Form 10-K, if required, could cause our reports to be filed in an untimely manner, which would preclude us from utilizing certain registration statements and could negatively impact our stock price.

We depend upon our executive officers and key personnel, but may be unable to attract and retain them, which could significantly harm our business and results of operations.

Our success depends on the continued employment of certain executive officers and key employees. In January 2010, Rob Glaser, our founder and the only Chief Executive Officer in our history, resigned as Chief Executive Officer. Although Mr. Glaser remains the Chairman of our Board of Directors, we have experienced our first transition at the Chief Executive Officer level. We cannot provide assurance that we will effectively manage this transition, particularly in light of our restructuring initiatives, which may impact our ability to retain our remaining key executive officers. The loss of the services of our key executive officers or employees could harm our business.

Our success is also dependent upon our ability to identify, attract and retain highly skilled management, technical, and sales personnel, both in our domestic operations and as we expand internationally. Qualified individuals are in high demand and competition for such qualified personnel in our industry is intense, and we may incur significant costs to retain or attract them. Our ability to attract and retain personnel may also be made more difficult by our restructuring initiatives. There can be no assurance that we will be able to attract and retain the key personnel necessary to sustain our business or support future growth.

Acquisitions involve costs and risks that could harm our business and impair our ability to realize potential benefits from acquisitions.

As part of our business strategy, we have acquired technologies and businesses in the past and expect that we will continue to do so in the future. The failure to adequately manage the costs and address the financial, legal and operational risks raised by acquisitions of technology and businesses could harm our business and prevent us from realizing the benefits of the acquisitions.

Acquisition-related costs and financial risks related to completed and potential future acquisitions may harm our financial position, reported operating results, or stock price. Previous acquisitions have resulted in significant expenses, including amortization of purchased technology, amortization of acquired identifiable intangible assets and the incurrence of charges for the impairment of goodwill and other intangible assets, which are reflected in our operating expenses. New acquisitions and any potential additional future impairment of the value of purchased assets, including goodwill, could have a significant negative impact on our future operating results.

Acquisitions also involve operational risks that could harm our existing operations or prevent realization of anticipated benefits from an acquisition. These operational risks include:

- difficulties and expenses in assimilating the operations, products, technology, information systems, and/or personnel of the acquired company;
- retaining key management or employees of the acquired company;
- entrance into unfamiliar markets, industry segments, or types of businesses;
- operating and integrating acquired businesses in remote locations;
- integrating and managing businesses based in countries in which we have little or no prior experience;
- diversion of management time and other resources from existing operations to integration activities for acquired businesses;
- impairment of relationships with employees, affiliates, advertisers or content providers of our business or acquired business; and
- assumption of known and unknown liabilities of the acquired company, including intellectual property claims.

We may be unable to adequately protect our proprietary rights or leverage our patent portfolio, and may face risks associated with third-party claims relating to our intellectual property.

Our ability to compete across our businesses partly depends on the superiority, uniqueness and value of our patent portfolio and other technology, including both internally developed technology and technology licensed from third parties. To protect our proprietary rights, we rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with our employees and third parties, and protective contractual provisions. However, our efforts to protect our intellectual property rights may not assure our ownership rights in our intellectual property, protect or enhance the competitive position of our products and services or effectively prevent misappropriation of our technology. We also routinely receive challenges to our trademarks and other proprietary intellectual property that we are using in our business activities in China. As disputes regarding the validity and scope of patents or the ownership of technologies and rights associated with streaming media, digital distribution, and online businesses are common and likely to arise in the future, we may be forced to litigate to enforce or defend our patents and other intellectual property rights or to determine the validity and scope of other parties' proprietary rights, enter into royalty or licensing agreements on unfavorable terms or redesign our product features and services. Any such dispute would likely be costly and distract our management, and the outcome of any such dispute could fail to improve our business prospects or otherwise harm our business.

From time to time we receive claims and inquiries from third parties alleging that our technology may infringe the third parties' proprietary rights, especially patents. Third parties have also asserted and most likely will continue to assert claims against us alleging infringement of copyrights, trademark rights, trade secret rights or other proprietary rights, or alleging unfair competition or violations of privacy rights. Currently we are investigating or litigating a variety of such pending claims, some of which are described in "Note 16, Commitments and Contingencies" to Consolidated Financial Statements included in Part II, Item 8 of this report.

Our business and operating results will suffer if our systems or networks fail, become unavailable, unsecured or perform poorly so that current or potential users do not have adequate access to our products, services and websites.

Our ability to provide our products and services to our customers and operate our business depends on the continued operation and security of our information systems and networks. A significant or repeated reduction in the performance, reliability, security or availability of our information systems and network infrastructure could harm our ability to conduct our business, and harm our reputation and ability to attract and retain users, customers, advertisers and content providers. We have on occasion experienced system errors and failures that caused interruption in availability of products or content or an increase in response time. Problems with our systems and networks could result from our failure to adequately maintain and enhance these systems and networks, natural disasters and similar events, power failures, HVAC failures, intentional actions to disrupt our systems and networks and many other causes. The vulnerability of a large portion of our computer and communications infrastructure is enhanced because much of it is located at a single leased facility in Seattle, Washington, an area that is at heightened risk of earthquake, flood, and volcanic events. Many of our services do not currently have fully redundant systems or a formal disaster recovery plan, and we may not have adequate business interruption insurance to compensate us for losses that may occur from a system outage.

The growth of our business is dependent in part on successfully managing our international operations.

Our international operations involve risks inherent in doing business on an international level, including difficulties in managing operations due to distance, language, and cultural differences, local economic conditions, different or conflicting laws and regulations, taxes, and exchange rate fluctuations. The functional currency of our foreign subsidiaries is the local currency of the country in which each subsidiary operates. We translate our subsidiaries' revenues into U.S. dollars in our financial statements, and continued volatility in foreign exchange rates, particularly if the U.S. dollar strengthens against the euro or the Korean won, may result in lower reported revenue or net assets in future periods. Our foreign currency exchange risk management program reduces, but does not eliminate, the impact of currency exchange rate movements. If we do not effectively manage any of the risks inherent in running our international businesses, our operating results and financial condition could be harmed.

We may be subject to market risk and legal liability in connection with the data collection capabilities of our products and services.

Many of our products are interactive Internet applications that by their very nature require communication between a client and server to operate. To provide better consumer experiences and to operate effectively, our products send information to our servers. Many of the services we provide also require that a user provide certain information to us. We have an extensive privacy policy concerning the collection, use and disclosure of user data involved in interactions between our client and server products. Any failure by us to comply with our posted privacy policy and existing or new legislation regarding privacy issues could impact the market for our products and services, subject us to litigation, and harm our business.

Government regulation of the Internet and e-commerce is evolving, and changes in regulations that increase the taxes on the services we provide could materially harm our business and operating results.

As Internet commerce continues to evolve, increasing taxation by state, local or foreign tax authorities becomes more likely. For example, taxation of electronically delivered products and services or other charges imposed by government agencies may also be imposed. We believe we collect transactional taxes and are compliant and current in all jurisdictions where we believe we have a collection obligation for transaction taxes. Any regulation imposing greater taxes or other fees for products and services could result in a decline in the sale of products and services and the viability of those products and services, harming our business and operating results. A successful assertion by one or more states or foreign tax authorities that we should collect and remit sales or other taxes on the sale of our products or services could result in substantial liability for past sales.

In those countries where we have taxable presence, we collect value added tax, or VAT, on sales of "electronically supplied services" provided to European Union residents. The collection and remittance of VAT subjects us to additional currency fluctuation risks.

We may be subject to additional income tax assessments.

We are subject to income taxes in the U.S. and numerous foreign jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes, income taxes payable, and net deferred tax assets. In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation could be materially different than that which is reflected in our historical financial statements. An audit or litigation can result in significant additional income taxes payable in the U.S. or foreign jurisdictions which could have a material adverse effect on our financial condition and results of operations.

Our Chairman of the Board beneficially owns more than 38% of our stock, which gives him significant control over certain major decisions on which our shareholders may vote or may discourage an acquisition of us, and any significant sales of stock by our Chairman could have a negative effect on our stock price.

Robert Glaser, our Chairman of the Board, beneficially owns more than 38% of our common stock. As a result, Mr. Glaser and his affiliates will have significant influence to:

- elect or defeat the election of our directors;
- amend or prevent amendment of our articles of incorporation or bylaws;
- effect or prevent a merger, sale of assets or other corporate transaction; and
- control the outcome of any other matter submitted to the shareholders for vote.

At our 2010 annual meeting of shareholders, Mr. Glaser withheld votes of his shares of our common stock with respect to the election of four of our directors, including three of our incumbent directors and Robert Kimball, our President and Chief Executive Officer. Although these four directors were re-elected, none of them received approval of a majority of the votes cast. The stock ownership of Mr. Glaser and his affiliates may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of RealNetworks, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

Provisions of our charter documents, Shareholder Rights Plan, and Washington law could discourage our acquisition by a third-party.

Our articles of incorporation provide for a strategic transaction committee of the board of directors. Without the prior approval of this committee, and subject to certain limited exceptions, the board of directors does not have the authority to:

- adopt a plan of merger;
- authorize the sale, lease, exchange or mortgage of assets representing more than 50% of the book value of our assets prior to the transaction or on which our long-term business strategy is substantially dependent;
- authorize our voluntary dissolution; or
- take any action that has the effect of any of the above.

In addition, Mr. Glaser has special rights under our articles of incorporation to appoint or remove members of the strategic transaction committee at his discretion that could make it more difficult for RealNetworks to be sold or to complete another change of control transaction without Mr. Glaser's consent. RealNetworks has also entered into an agreement providing Mr. Glaser with certain contractual rights relating to the enforcement of our charter documents and Mr. Glaser's roles and authority within RealNetworks. These rights, together with Mr. Glaser's significant beneficial ownership, create unique potential for concentrated influence of Mr. Glaser over potentially material transactions involving RealNetworks.

We have adopted a shareholder rights plan, which was amended and restated in December 2008, which provides that shares of our common stock have associated preferred stock purchase rights. The exercise of these rights would make the acquisition of RealNetworks by a third-party more expensive to that party and has the effect of discouraging third parties from acquiring RealNetworks without the approval of our board of directors, which has the power to redeem these rights and prevent their exercise.

Washington law imposes restrictions on some transactions between a corporation and certain significant shareholders. The foregoing provisions of our charter documents, shareholder rights plan, our agreement with

Mr. Glaser, and Washington law, as well as our charter provisions that provide for a classified board of directors and the availability of "blank check" preferred stock, could have the effect of making it more difficult or more expensive for a third-party to acquire, or of discouraging a third-party from attempting to acquire, control of us. These provisions may therefore have the effect of limiting the price that investors might be willing to pay in the future for our common stock.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our corporate and administrative headquarters and certain research and development and sales and marketing personnel are located at our facility in Seattle, Washington.

We lease properties primarily in the following locations that are utilized by all of our business segments, unless otherwise noted below, to house our research and development, sales and marketing, and general and administrative personnel:

Location	Area leased (sq. feet)	Lease expiration
Seattle, Washington	264,000	September 2014, with an option to renew for two five-year periods
Seoul, Republic of Korea(1)	62,000	October 2011
Reston, Virginia(1)	35,000	September 2012

(1) This facility is utilized only by our Core Products segment.

In addition, we lease smaller facilities with multi-year terms in the U.S. and foreign countries, some of which support the operations of all of our business segments while others are dedicated to a specific business segment. We also lease various other smaller facilities in the U.S. and foreign countries primarily for our sales and marketing personnel. A majority of these other leases are for a period of less than one year. We believe that our properties are in good condition, adequately maintained and suitable for the conduct of our business. For additional information regarding our obligations under leases, see Note 16 of Notes to Consolidated Financial Statements included in Item 8 of this report.

Item 3. *Legal Proceedings*

See Note 16 of Notes to Consolidated Financial Statements included in Item 8 of this report for information regarding legal proceedings.

Item 4. *Reserved*

PART II.

Item 5. ***Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities***

Our common stock has been traded on the Nasdaq Stock Market LLC under the symbol "RNWK" since our initial public offering in November 1997. There is no assurance that any quantity of the common stock could be sold at or near reported trading prices.

The following table sets forth for the periods indicated the high and low sale prices for our common stock, as reported on the Nasdaq Stock Market LLC. These quotations represent prices between dealers and do not include retail markups, markdowns or commissions and may not necessarily represent actual transactions.

	Years Ended December 31,			
	2010		2009	
	High	Low	High	Low
First Quarter	$5.41	$3.60	$3.84	$1.97
Second Quarter	4.95	3.15	3.12	2.23
Third Quarter	3.74	2.59	4.14	2.53
Fourth Quarter	4.31	2.93	4.48	3.21

As of January 31, 2011, there were approximately 662 holders of record of our common stock. Most shares of our common stock are held by brokers and other institutions on behalf of shareholders. We have not paid any cash dividends. Payment of dividends in the future will depend on our continued earnings, financial condition and other factors.

Set forth below is a graph comparing the cumulative total return to shareholders on our common stock with the cumulative total return of the Nasdaq Composite Index and the Dow Jones U.S. Technology Index for the period beginning on December 31, 2005 and ended on December 31, 2010.

Comparison of 5 Year Cumulative Total Return Among RealNetworks, Inc., the NASDAQ Composite Index and the Dow Jones U.S. Technology Index



DOLLARS
250
200
150
100
50
0
RealNetworks, Inc.
NASDAQ Composite Index
Dow Jones U.S. Technology Index
12/31/2005
12/31/2006
12/31/2007
12/31/2008
12/31/2009
12/31/2010

	December 31, 2005	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010
RealNetworks, Inc.	$100	$140.98	$ 78.48	$45.49	$ 47.81	$ 54.12
NASDAQ Composite Index	$100	$111.74	$124.67	$73.77	$107.12	$125.93
Dow Jones U.S. Technology Index	$100	$110.10	$127.38	$72.78	$119.70	$134.76

The total return on our common stock and each index assumes the value of each investment was $100 on December 31, 2005, and that all dividends were reinvested, although dividends have not been declared on our common stock. Return information is historical and not necessarily indicative of future performance.

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements included elsewhere in this report.

	Years Ended December 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net revenue	$401,733	$ 562,264	$ 604,810	$567,620	$ 395,261
Cost of revenue	144,723	222,142	233,244	213,491	124,108
Impairment of deferred costs and prepaid royalties	—	—	19,666	—	—
Gross profit	257,010	340,122	351,900	354,129	271,153
Operating expenses:					
Research and development	100,955	119,448	113,680	102,731	77,386
Sales and marketing	118,543	165,856	211,922	209,412	165,602
Advertising with related party	1,065	33,292	44,213	24,360	—
General and administrative	51,217	79,164	69,981	67,326	57,332
Impairment of goodwill and long-lived assets	—	175,583	192,676	—	—
Restructuring and other charges	12,361	4,017	6,833	3,748	—
Loss on excess office facilities	7,396	—	—	—	738
Subtotal operating expenses	291,537	577,360	639,305	407,577	301,058
Antitrust litigation (benefit) expenses, net	—	—	—	(60,747)	(220,410)
Total operating expenses (benefit)	291,537	577,360	639,305	346,830	80,648
Operating income (loss)	(34,527)	(237,238)	(287,405)	7,299	190,505
Other income, net	204	(2,470)	27,800	48,688	37,248
Income (loss) before income taxes	(34,323)	(239,708)	(259,605)	55,987	227,753
Income taxes	36,451	(3,321)	(25,828)	(27,456)	(82,537)
Net income (loss)	2,128	(243,029)	(285,433)	28,531	145,216
Net loss attributable to the noncontrolling interest in Rhapsody	2,910	26,265	41,555	19,784	—
Net income (loss) attributable to common shareholders	$ 5,038	$(216,764)	$(243,878)	$ 48,315	$ 145,216
Basic net income (loss) per share available to common shareholders	$ 0.06	$ (1.64)	$ (1.74)	$ 0.32	$ 0.90
Diluted net income (loss) per share available to common shareholders	$ 0.06	$ (1.64)	$ (1.74)	$ 0.29	$ 0.81
Shares used to compute basic net income (loss) per share available to common shareholders	135,577	134,612	140,432	151,665	160,973
Shares used to compute diluted net income (loss) per share available to common shareholders	136,053	134,612	140,432	166,410	179,281

	As of December 31,				
	2010	2009	2008	2007	2006
			(In thousands)		
Consolidated Balance Sheets Data:					
Cash, cash equivalents, and short-term investments	$334,321	$384,900	$370,734	$ 556,629	$ 678,920
Working capital	286,315	278,198	266,990	351,066	584,125
Other intangible assets, net	6,952	10,650	18,727	107,677	105,109
Goodwill	4,960	—	175,264	353,153	309,122
Total assets	565,442	606,883	789,013	1,275,442	1,303,416
Convertible debt	—	—	—	100,000	100,000
Shareholders' equity	412,745	375,811	553,558	875,104	969,766

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We create innovative applications and services that make it easy to connect with and enjoy digital media. We pioneered the development of technology for streaming digital media over the Internet and have sustained our focus on creating and delivering digital media, technology, services and content such as music, games and video to consumers around the world. We distribute our products and services directly to consumers and also through mobile carriers, original equipment manufacturers and other communications companies who offer these products and services to their customers.

We are primarily focused on three key businesses: (1) our software as a service (SaaS) offerings of our Core Products segment (formerly referred to as our application service provider, or ASP, offerings), (2) our RealPlayer media player software and related businesses and (3) our casual games business. During 2010, we implemented a company-wide restructuring and simplification of our business that included a restructuring of our Rhapsody joint venture and a reorganization of our other businesses. As a result of these changes, we reduced overhead and other operating costs, discontinued certain unprofitable products and services offerings, and established new reporting segments, which are described further below. We have expressed our intent to separate our casual games business from the rest of our businesses and, during the year, we continued to make progress on that separation. No timetable has been set for the separation and we have not determined the optimal structure of the separated Games business, including whether we will retain control of the business or enter into another strategic transaction involving the business. In the meantime, we have focused our Games strategy on building our social games capabilities and revenue and stabilizing and building our online subscription and advertising-supported games businesses.

As of July 1, 2010, we reorganized the management of our businesses and product lines, and as a result, our operating results beginning with the third quarter of 2010 are reported in the following reporting segments: (1) Core Products, (2) Emerging Products, and (3) Games. We will continue to present financial results from our former Music segment on a historical basis only. The Music segment primarily included the financial results and operating performance of our Rhapsody joint venture, which was restructured as of March 31, 2010. As a result of the restructuring, Rhapsody's results are no longer consolidated with our financial statements for periods after March 31, 2010, as discussed in more detail in "Note 3. Rhapsody Joint Venture" to the Consolidated Financial Statements included within Part II, Item 8 of this report. In addition, we changed the allocation of corporate and shared overhead expenses as of July 1, 2010. Historically, we allocated common corporate overhead expenses to each business segment. Beginning in the third quarter of 2010, these shared expenses, as well as stock compensation costs, are reported in the aggregate as corporate expenses and not reflected in the financial and operating results of the business segments described above. The historical financial information presented has been adjusted to reflect the new segments and the new corporate expense presentation. More information about these new segments is included below under "Segment Reporting."

Summary of Results for the years ended December 31, 2010, 2009 and 2008

Consolidated results of operations for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$401,733	$ 562,264	$ 604,810	$(160,531)	(29)%	$(42,546)	(7)%
Cost of revenue	144,723	222,142	233,244	(77,419)	(35)%	(11,102)	(5)%
Impairment of deferred costs and prepaid royalties	—	—	19,666	—	—	(19,666)	(100)%
Gross profit	257,010	340,122	351,900	(83,112)	(24)%	(11,778)	(3)%
Gross margin	64%	60%	58%	4%		2%	
Total operating expenses	291,537	577,360	639,305	(285,823)	(50)%	(61,945)	(10)%
Operating loss	$ (34,527)	$(237,238)	$(287,405)	$ 202,711	85 %	$ 50,167	17 %

2010 compared with 2009

Revenue decreased by $160.5 million, or 29%, primarily due to the deconsolidation of Rhapsody on March 31, 2010, and declines in our Core Products and Games segments. Operating expenses improved due to a $175.6 million impairment of goodwill in 2009, lower expenses of $78.1 million associated with the deconsolidation of Rhapsody and cost reduction initiatives as part of our restructuring efforts in 2010.

2009 compared with 2008

Revenue decreased by $42.5 million, or 7%, primarily due to declines in the Core Products and Games segments. Operating loss improved due to an impairment of deferred costs and prepaid royalties of $19.7 million in 2008 resulting in an improvement in gross margins from 58% in 2008, to 60% in 2009. Also contributing to the improvement in operating loss were lower operating expenses of $61.9 million due to lower personnel and related costs of $18.7 million, reduced marketing expenses of $19.7 million and lower impairment expenses of $17.1 million.

Segment Reporting

Core Products

The Core Products segment primarily generates revenue and incurs costs from the sales of SaaS services, such as ringback tones, inter-carrier messages, music on demand and video on demand, professional services and system integration services to carriers and mobile handset companies, sales of licenses of our software products such as Helix for handsets, and consumer subscriptions such as SuperPass and international radio subscriptions. Core Products segment results of operations for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$212,845	$233,365	$ 262,681	$(20,520)	(9)%	$ (29,316)	(11)%
Cost of revenue	83,733	81,774	93,784	1,959	2%	(12,010)	(13)%
Impairment of deferred costs and prepaid royalties	—	—	10,837	—	—	(10,837)	(100)%
Gross profit	129,112	151,591	158,060	(22,479)	(15)%	(6,469)	(4)%
Gross margin	61%	65%	60%	(4)%		5%	
Total operating expenses	86,217	138,502	260,728	(52,285)	(38)%	(122,226)	(47)%
Operating income (loss)	$ 42,895	$ 13,089	$(102,668)	$ 29,806	228%	$ 115,757	113%

2010 compared with 2009

Revenue decreased by $20.5 million, or 9%. SaaS revenue decreased by $14.6 million primarily due to the merger of certain carrier customers resulting in lower overall contract prices with these customers as well as a loss of total subscribers under management. In addition, revenue from system integration, a business that we have de-emphasized since 2008, decreased by $3.5 million.

Gross margin decreased primarily due to lower SaaS contract prices mentioned above, which had no corresponding decreases in cost of revenue. Operating expenses decreased by $52.3 million primarily due to impairments of long lived assets and goodwill of $50.5 million in 2009, with no similar impairments in 2010.

2009 compared with 2008

Revenue decreased by $29.3 million, or 11%. Consumer subscription revenue declined by $14.2 million primarily due to fewer subscribers to our SuperPass service as we continue to focus our marketing efforts on other products and services we offer that we believe have greater long term potential. In addition, we recorded lower revenue from our SaaS offerings of approximately $8.7 million and lower revenue from our Helix system licenses of approximately $7.5 million. These declines reflect the increase in the value of the U.S. dollar against the Korean won that negatively affected Core Products revenue in 2009 by approximately $11.3 million in the aggregate, including our Helix system licenses and SaaS services sales.

Gross margin improved due to an impairment of deferred costs and prepaid royalties of $10.8 million in 2008, with no similar impairment in 2009.

Operating expenses decreased by $122.2 million principally due to impairment of long lived assets and goodwill of $50.5 million in 2009 compared with $141.9 million in 2008. Lower personnel and related costs of approximately $11.6 million and professional service fees of $7.8 million reduced operating expenses further. In addition, marketing expenses decreased by $8.7 million, of which $6.2 million was from lower amortization of certain intangible assets capitalized from our acquisitions due to impairments recorded in the fourth quarter of 2008.

Emerging Products

The Emerging Products segment primarily generates revenue and incurs costs from sales of the RealPlayer and its related products, such as revenue from distribution of third party software products, advertising on RealPlayer websites and sales of RealPlayer Plus software licenses to consumers. Also included within the Emerging Products segment are the costs to build and develop new product offerings for consumers and corporate customers, including Unifi. Emerging Products segment results of operations for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$41,761	$ 45,207	$46,760	$ (3,446)	(8)%	$ (1,553)	(3)%
Cost of revenue	7,123	6,884	6,451	239	3%	433	7%
Impairment of deferred costs and prepaid royalties	—	—	—	—	—	—	—
Gross profit	34,638	38,323	40,309	(3,685)	(10)%	(1,986)	(5)%
Gross margin	83%	85%	86%	(2)%		(1)%	
Total operating expenses	28,053	73,211	15,842	(45,158)	(62)%	57,369	362%
Operating income (loss)	$ 6,585	$(34,888)	$24,467	$ 41,473	119%	$(59,355)	(243)%

2010 compared with 2009

Revenue decreased by $3.4 million, or 8%. Lower unit distribution of third-party software products, primarily due to increased market saturation of the software products we distribute, accounted for the majority of the decline. Gross margin did not change materially. Operating expenses declined by $45.2 million primarily due to impairments of long lived assets and goodwill of $46.8 million in 2009, with no similar impairments in 2010.

2009 compared with 2008

Revenue decreased by $1.6 million, or 3%, primarily due to lower advertising revenue. Gross margin did not change materially. Operating expenses increased by $57.4 million primarily due to impairments of long lived assets and goodwill of $46.8 million in 2009, with no similar impairments in 2008. Additionally, personnel and related costs increased by $6.9 million and professional service fees increased by $3.7 million due to investments related to projects and products under development.

Games

The Games segment primarily generates revenue and incurs costs from the creation, distribution and sales of games licenses, online games subscription services, advertising on game sites and social network sites, games syndication services and microtransactions from online and social games and sales of mobile games. Games segment results of operations for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$111,394	$122,824	$134,648	$(11,430)	(9)%	$(11,824)	(9)%
Cost of revenue	29,071	32,862	39,204	(3,791)	(12)%	(6,342)	(16)%
Impairment of deferred costs and prepaid royalties	—	—	7,829	—	—	(7,829)	(100)%
Gross profit	82,323	89,962	87,615	(7,639)	(8)%	2,347	3%
Gross margin	74%	73%	65%	1%		8%	
Total operating expenses	78,275	127,908	134,683	(49,633)	(39)%	(6,775)	(5)%
Operating income (loss)	$ 4,048	$ (37,946)	$ (47,068)	$ 41,994	111%	$ 9,122	19%

2010 compared with 2009

Revenue decreased by $11.4 million, or 9%. The decrease was primarily due to a decline in the number of games units sold combined with lower average selling prices due to continued competitive pressures, resulting in a decrease of $9.1 million. In addition, lower unit distribution of third party software products contributed $1.3 million of the decrease. Gross margin did not change materially. Operating expenses decreased by $49.6 million primarily due to impairment of long lived assets and goodwill of $41.2 million in 2009, with no similar impairments in 2010. Further contributing to the decline were reductions in personnel and related costs of $7.5 million and in marketing expenses of $1.9 million as part of our restructuring efforts in 2010.

2009 compared with 2008

Revenue decreased by $11.8 million, or 9%. Games sales decreased by $8.3 million primarily due to lower average sales prices for games sold on our websites in response to competitive pressures. Advertising revenue decreased by $4.7 million due to lower demand for online advertising. Gross margins improved due to an impairment of deferred costs and prepaid royalties of $7.8 million in 2008, with no similar impairment in 2009, and lower overall royalty costs. Operating expenses decreased by $6.8 million primarily due to lower impairments of long lived assets and goodwill of $4.6 million and a decrease in marketing expenses of $2.0 million.

Music

Music segment results of operations for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$35,733	$160,868	$160,721	$(125,135)	(78)%	$ 147	—%
Cost of revenue	21,864	98,322	90,595	(76,458)	(78)%	7,727	9%
Impairment of deferred costs and prepaid royalties	—	—	1,000	—	—	(1,000)	(100)%
Gross profit	13,869	62,546	69,126	(48,677)	(78)%	(6,580)	(10)%
Gross Margin	39%	39%	43%	—%		(4)%	
Total operating expenses	13,911	129,085	126,749	(115,174)	(89)%	2,336	2%
Operating income (loss)	$ (42)	$(66,539)	$(57,623)	$ 66,497	100%	$(8,916)	(15)%

On March 31, 2010, we completed the restructuring of Rhapsody, which resulted in our ownership of Rhapsody's outstanding equity decreasing to approximately 47% and the loss of our operating control over Rhapsody. Since the restructuring was completed on the last day of the quarter ended March 31, 2010, our revenue and operating results for the first quarter includes results from Rhapsody's operations. Beginning with the second quarter of 2010, Rhapsody's revenue and other operating results are no longer consolidated within our financial statements and we are not recording any operating or other financial results for our Music segment. We now report our share of Rhapsody's income or losses as "Equity in net loss of Rhapsody and other equity method investments" in "Other income." Our share of Rhapsody's losses for the nine-month period from April 1, 2010, to December 31, 2010, was $14.2 million.

Prior to April 1, 2010, our Music business was primarily operated through our Rhapsody joint venture. Music segment revenue and costs as reported in our financial statements primarily reflected sales of digital music content through Rhapsody's MP3 music store, the Rhapsody and international radio subscription services, and advertising on Rhapsody's music websites.

Summarized financial information for Rhapsody's results of operations for the nine-month period from April 1, 2010 to December 31, 2010, is presented below (dollars in thousands):

Total revenue	$ 91,279
Cost of revenue	65,577
Gross profit	25,702
Gross Margin	28%
Total operating expenses	56,435
Operating income (loss)	$(30,733)

2010 compared with 2009

Revenue declined by $125.1 million in 2010 from 2009 due to the deconsolidation of Rhapsody on March 31, 2010. Rhapsody's revenue for the nine month period from April 1, 2010 to December 31, 2010 was lower than the revenue of our Music segment for the same period in 2009 due to lower average selling prices of Rhapsody's premium subscription service, partially offset by an increase in the number of subscribers.

Cost of revenue declined by $76.5 million in 2010 from 2009 due to the deconsolidation of Rhapsody on March 31, 2010. Rhapsody's gross margin for the nine-months period from April 1, 2010 to December 31, 2010 declined compared with the gross margin for our Music segment for the same period in 2009 due to lower average selling prices, without a corresponding decline in content costs and costs of providing its subscription services.

Operating expenses declined by $115.2 million due to the deconsolidation of Rhapsody on March 31, 2010. Rhapsody's operating expenses for the period from April 1, 2010 to December 31, 2010 were less than the operating expenses of our Music segment for the same period in 2009 due primarily to $37.0 million in impairment charges associated with long lived assets and goodwill recorded in 2009.

2009 compared with 2008

Revenue was materially unchanged from 2008 with an increase in revenue from our subscription music services of $2.7 million, primarily driven by an increase in average number of subscribers during the year. The increase in subscription revenue was offset by a decline of $2.0 million in advertising revenue due to a reduction in demand for online advertising and in sponsorship revenue.

Cost of revenue increased by $7.7 million, while gross margin decreased. These changes were due to a change in revenue mix with an increase in lower margin revenue from the Rhapsody subscription service and a decrease in high margin revenue from advertising.

Operating expenses increased by $2.3 million primarily due to impairments of long lived assets and goodwill of $37.0 million in 2009, with no similar impairments in 2008. This increase was offset by reductions in personnel and related costs of $7.8 million and in marketing expenses of $10.4 million. In addition, advertising with related party, MTVN, declined by $10.9 million.

Corporate

Certain corporate-level activity is not allocated to our segments, including costs of: human resources, legal, finance, information technology, procurement activities, litigation, corporate headquarters, legal settlements and contingencies, stock compensation, losses on excess office facilities and employee severance costs. Corporate segment results of operations for the years ended December 31, 2010, 2009 and 2008 are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Cost of revenue	$ 2,932	$ 2,300	$ 3,209	$ 632	27%	$ (909)	(28)%
Total operating expenses	85,081	108,654	101,304	(23,573)	(22)%	7,350	7%
Operating loss	$(88,013)	$(110,954)	$(104,513)	$ 22,941	21%	$(6,441)	(6)%

2010 compared with 2009

Operating expenses decreased by $23.6 million, or 22%, due mainly to restructuring efforts and cost savings initiatives implemented throughout 2010. The decrease was due to lower personnel and related costs of $6.5 million and lower legal and other professional services expenses of $15.5 million, the majority of which related to litigation and settlement costs associated with a lawsuit relating to our proposed RealDVD product and an arbitration proceeding in 2009. In addition, stock compensation decreased $8.8 million primarily as a result of the deconsolidation of Rhapsody on March 31, 2010 and headcount reductions. These decreases in operating expenses were offset by an increase in restructuring costs of $15.7 million related to severance payments and loss on excess office facilities.

2009 compared with 2008

Operating expenses increased by $7.4 million, or 7%, primarily due to litigation and settlement costs associated with the RealDVD litigation and an arbitration proceeding in 2009.

Operating Expenses

Research and Development

Research and development expenses consist primarily of salaries and related costs of research and development personnel, expense associated with stock-based compensation, and consulting fees associated with product development. To date, all research and development costs have been expensed as incurred because technological feasibility for software products is generally not established until substantially all development is complete. Research and development costs and year-over-year changes are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Research and Development	$100,955	$119,448	$113,680	$(18,493)	(15)%	$5,768	5%
As a percent of revenue	25%	21%	19%				

2010 compared with 2009

Research and development expenses, including non-cash stock-based compensation, decreased by $18.5 million, or 15%. The decrease was primarily due to the deconsolidation of Rhapsody on March 31, 2010, accounting for $9.3 million of the decrease. In addition, personnel and related costs, including non-cash stock-based compensation, decreased by approximately $11.2 million as a result of lower headcount from our cost reduction efforts. No other single factor contributed materially to these changes during the period. The increase in research and development expenses as a percentage of total revenue from 21% in 2009 to 25% in 2010 was due primarily to our decision to continue to invest in product development despite a decline in total revenue.

2009 compared with 2008

Research and development expenses, including non-cash stock-based compensation, increased by $5.8 million, or 5%. This increase was primarily due to an increase in research and development personnel and related costs of approximately $2.4 million as a result of an increase in average headcount. No other single factor contributed materially to these changes during the period. The increase in research and development expenses as a percentage of total revenue from 19% in 2008 to 21% in 2009 was due primarily to our decision to continue to invest in the development of our products despite a decline in total revenue.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries and related costs for sales and marketing personnel, sales commissions, amortization of certain intangible assets capitalized in our acquisitions, credit card fees, subscriber acquisition costs, consulting fees, trade show expenses, advertising costs and costs of marketing collateral. Sales and marketing costs and year-over-year changes are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Sales and Marketing	$118,543	$165,856	$211,922	$(47,313)	(29)%	$(46,066)	(22)%
As a percent of revenue	30%	30%	35%				

2010 compared with 2009

Sales and marketing expenses, including non-cash stock-based compensation, decreased by $47.3 million, or 29%. The decrease was primarily due to the deconsolidation of Rhapsody on March 31, 2010, accounting for $31.9 million of the decrease. A reduction in personnel and related costs, including non-cash stock-based compensation, resulted in a decline of approximately $7.3 million, and a decrease in marketing and other professional services expenses reduced costs by an additional $7.1 million. No other single factor contributed materially to the decrease during the periods.

2009 compared with 2008

Sales and marketing expenses, including non-cash stock-based compensation, decreased by $46.1 million, or 22%. The decrease was primarily due to cost reduction efforts, including a decrease in sales and marketing headcount and marketing expenses and closing a number of office locations worldwide. The reduction in personnel and related costs resulted in approximately $19.0 million in savings, and the decrease in marketing and other professional services expenses reduced costs by an additional $16.7 million. Further contributing to the decrease were lower costs associated with the amortization of intangibles of approximately $7.8 million, due to impairment costs recorded in the fourth quarter of 2008. The decrease in sales and marketing expenses as a percentage of total revenue from 35% in 2008 to 30% in 2009 is due to the reductions mentioned above exceeding the decline in revenue. No other single factor contributed materially to these changes during the period.

Advertising with Related Party

During 2010, 2009 and 2008, Rhapsody spent $1.1 million, $33.3 million, and $44.2 million, respectively, in advertising with MTVN. The 2010 expense reflects advertising Rhapsody spent with MTVN during the quarter ended March 31, 2010, prior to the restructuring of Rhapsody and the deconsolidation. After the deconsolidation and during the nine month period ended December 31, 2010, Rhapsody spent approximately $24.9 million in advertising with MTVN. Our share of these expenses after the deconsolidation is included within our share of Rhapsody's income or losses as "Equity in net loss of Rhapsody and other equity method investments" in "Other income."

General and Administrative

General and administrative expenses consist primarily of salaries and related personnel costs, fees for professional and temporary services and contractor costs, stock-based compensation, and other general corporate costs. General and administrative costs and year-over-year changes are as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
General and Administrative	$51,217	$79,164	$69,981	$(27,947)	(35)%	$9,183	13%
As a percent of revenue	13%	14%	12%				

2010 compared with 2009

General and administrative expenses, including non-cash stock-based compensation, decreased by $27.9 million, or 35%. The deconsolidation of Rhapsody on March 31, 2010 accounted for $4.7 million of the decrease. The remaining decrease was due to reduction in legal and other professional services expenses of approximately $15.0 million, the majority of which related to litigation and settlement costs associated with the RealDVD litigation and an arbitration proceeding in 2009, and a reduction in personnel and headcount-related costs, including non-cash stock-based compensation, from our continued cost cutting efforts of $6.4 million. No other single factor contributed materially to the decrease during the period.

2009 compared with 2008

General and administrative expenses, including non-cash stock-based compensation, increased by $9.2 million, or 13%. The increase was primarily due to increases in legal and other professional services expenses of approximately $14.0 million, partially offset by a reduction in personnel and related costs of approximately $2.1 million. Approximately $8.5 million of the increase in legal and professional fees was associated with the RealDVD litigation and an arbitration proceeding. No other single factor contributed materially to the increases during the periods.

Impairment of Deferred Costs and Prepaid Royalties

We assess the recovery of all deferred project costs and any royalty advances paid to content providers on a quarterly basis. As of December 31, 2008, we determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, we impaired approximately $10.8 million in deferred project costs. In addition, we assessed the recovery of recoupable royalty advances paid to certain content providers. As of December 31, 2008, we determined that approximately $8.8 million in royalty advances was not recoverable and therefore charged to expense. The total impairment of deferred costs and prepaid royalties was mentioned throughout the section above entitled "Segment Reporting." See Note 7 of Notes to Consolidated Financial Statements included in Item 8 of this report for more information. No such charges existed in 2010 or 2009.

Assessing the recoverability of deferred project costs and prepaid royalty advances is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. We cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, we would record the appropriate charge, which could have a material adverse effect on our financial condition or results of operations.

Impairment of Goodwill and Long-Lived Assets

During the quarter ended June 30, 2009, we concluded that the implied fair value of goodwill was zero for each of our reporting units. As a result, we recorded impairments of $175.6 million, during the quarter ended June 30, 2009. No other impairments of goodwill and long-lived assets were recorded in 2009. No impairments were recognized in the year ended December 31, 2010.

As part of our annual goodwill impairment testing during the quarter ended December 31, 2008, we determined that the carrying value for two of our historical reporting units exceeded their respective fair values, indicating that goodwill within those reporting units was potentially impaired. We performed an analysis to determine the implied fair value of goodwill and recorded an impairment of goodwill of approximately $135.1 million as a result.

We determined that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets as of December 31, 2008. As a result, we recorded charges of $57.6 million as impairments of long-lived assets within our consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2010 or 2009.

Restructuring and Other Charges

During the years ended December 31, 2010, 2009 and 2008, we recorded restructuring and other charges of $12.4 million, $4.0 million and $6.8 million, respectively. A majority of these charges in 2010 and 2009 were severance charges resulting from workforce reductions.

Included in the charge for 2008 was $4.0 million in severance costs resulting from workforce reductions as well as a $2.8 million write-down related to capitalized transaction-related costs associated with our plan to separate our Games business from our company.

Loss on Excess Office Facilities

As part of our efforts to reorganize our business and operational structure, including the recent restructuring of Rhapsody, we reduced the use of our current office space in our headquarters in Seattle, as well as other offices in Europe and Asia. For the year ended December 31, 2010, the estimated loss on excess office facilities including the write-down of leasehold improvements was approximately $7.4 million. Our estimates are based upon many factors including projections of sublease rates and the time period required to locate tenants. Although we believe our estimates are reasonable, additional adjustments may result if our actual experience differs from our projections.

Other Income, Net

Other income, net consists primarily of interest income on our cash, cash equivalents and short-term investments; gain related to the sale of certain of our equity investments; equity in net income (loss) of investments; gain from the sales of interest in and deconsolidation of Rhapsody; and impairment of certain equity investments. Other income, net and year-over-year changes are as follows (dollars in thousands):

	2010	Change	2009	Change	2008
Interest income, net	$ 2,417	(39)%	$ 3,969	(70)%	$13,453
Gain (loss) on sale of equity investments	(9)	(101)	688	228	210
Equity in net loss of Rhapsody and other equity method investments	(14,164)	978	(1,313)	89	(695)
Impairment of equity investments	—	(100)	(5,020)	n/a	—
Gain on deconsolidation of Rhapsody	10,929	n/a	—	n/a	—
Gain on sale of interest in Rhapsody	—	n/a	—	(100)	14,502
Other income (expenses)	1,031	(229)	(794)	(341)	330
Other income (expense), net	$ 204	108%	$(2,470)	(109)%	$27,800

Other income (expense), net improved during 2010 due primarily to the gain on deconsolidation recognized as part of the separation with Rhapsody. This was partially offset by increases in our share of the net losses from our investment in Rhapsody and other equity method investments. Since March 31, 2010, we have not held a controlling interest in Rhapsody and we no longer consolidate Rhapsody's results with our own. We account for our ownership interest in Rhapsody as an equity method investment. Rhapsody's financial position as of March 31, 2010 and our operating results beginning April 1, 2010 are no longer consolidated with our consolidated financial statements.

Other income (expense), net decreased during 2009 due primarily to lower average interest rates from our investments, a lower average balance of cash and investments, an impairment of one of our equity method investments, and a change in late 2008 that resulted in no longer recording a gain on the sale of a noncontrolling interest in Rhapsody within our consolidated statement of operations. See Note 3 of Notes to Consolidated Financial Statements included in Item 8 of this report.

Income Taxes

During the years ended December 31, 2010, 2009, and 2008, we recognized an income tax benefit of $36.5 million, and income tax expenses of $3.3 million and $25.8 million, respectively, related to U.S. and foreign income taxes. The decrease of $39.8 million in income tax expense for the year ended December 31, 2009, resulting in an income tax benefit in 2010 was largely the result of a reversal in unrecognized tax benefits and the restructuring of Rhapsody. The decrease of $22.5 million in tax expense from 2008 to 2009 was primarily due to the smaller increase in valuation allowance in 2009 compared to 2008. We assess the likelihood that our deferred tax assets will be recovered. In making this assessment, many factors are considered including the current economic climate, our expectations of future taxable income, our ability to project such income, and the appreciation of our investments and other assets. As of December 31, 2010, we have a valuation allowance of $106.2 million. The net change in valuation allowance since December 31, 2009, was $5.1 million primarily due to the current economic environment in which we are not certain about our ability to recognize deferred tax assets.

At the end of the third quarter of 2010, we received a cash payment of approximately $30.0 million as the result of a refund of federal taxes we had previously paid. The refund resulted from an Internal Revenue Service (IRS) examination covering the periods from 2005 through 2007. The refund related primarily to allowed deductions and taxes on foreign sales associated with our 2005 antitrust settlement with Microsoft Corporation. We recorded the cash proceeds from the refund as an income tax benefit in our statement of operations and recognized other income tax benefits related to the examination, including the reversal of liabilities for uncertain tax positions.

As of December 31, 2010 and December 31, 2009, gross unrecognized tax benefits were $14.0 million and $59.8 million, respectively. The decrease in unrecognized tax benefits resulted from a release of $57.2 million due to the closure of the IRS examination described above, offset by increases of $11.3 million due to transfer pricing risk in foreign jurisdictions and $0.1 million related to other prior year positions. The total amount of unrecognized tax benefits that would affect our effective tax rate if recognized is $11.0 million as of December 31, 2010 and $32.0 million as of December 31, 2009. We do not anticipate that our total unrecognized tax benefits will significantly change within the next twelve months. We estimate the impact of uncertain tax positions in accordance with FASB ASC 740 (previously FIN No. 48, *Accounting for Uncertainty in Income Taxes*), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This pronouncement prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in our tax return.

We file numerous consolidated and separate income tax returns in the United States Federal, state, local, and foreign jurisdictions. With few exceptions, we are no longer subject to United States Federal income tax examinations for tax years before 2008 or state, local, or foreign income tax examinations for years before 1993. We are currently under audit by various states and foreign jurisdictions for certain tax years subsequent to 1993.

License Fees and Service Revenue

We also present our revenue based on License fees and Service revenue as set forth below (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
License	$ 74,908	$100,996	$113,990	$ (26,088)	(26)%	$(12,994)	(11)%
Service	326,825	461,268	490,820	(134,443)	(29)%	(29,552)	(6)%
Total Net Revenue	$401,733	$562,264	$604,810	$(160,531)	(29)%	$(42,546)	(7)%

License Fees. License fees primarily include revenue from sales of content such as game licenses, sales of our licenses of our system software products such as Helix for handsets, and sales of premium versions of our RealPlayer and related products. Prior to March 31, 2010, license fees also included the sales from digital music tracks from our Music segment. License fees include revenue from all of our reporting segments.

Service Revenue. Service revenue primarily includes revenue from sales of digital media subscription services such as SuperPass, GamePass and FunPass, sales of SaaS services, distribution of third party software, and advertising. Prior to March 31, 2010, service fees also included sales of the Rhapsody music subscription service from our Music segment. Service revenue includes revenue from all of our reporting segments.

2010 compared with 2009

License revenue declined by $26.1 million, or 26%. The deconsolidation of Rhapsody on March 31, 2010, accounted for $16.4 million of the decline. In addition, Games license sales declined by $9.1 million due to lower unit sales and a decline in average selling prices in response to continued competitive pressures.

Service revenue declined by $134.4 million, or 29%. The deconsolidation of Rhapsody on March 31, 2010, accounted for $107.5 million of the decline. SaaS revenue decreased by $14.6 million due to the merger of certain carrier customers resulting in lower overall contract prices with these customers and the loss of subscribers under management. Revenue from system integration, a business we have been de-emphasizing since 2008, declined by $3.5 million. Also contributing to the overall decline was lower unit distribution of third-party software products of approximately $3.6 million.

2009 compared with 2008

License revenue decreased by $13.0 million, or 11%. The decrease was primarily due to a reduction of $8.6 million from lower unit sales and the decline in average selling prices from our games in response to continued competitive pressures. In addition, our Helix license revenue declined by $4.3 million.

Service revenue decreased by $29.6 million, or 6%. This decline was primarily due to a $14.2 million decrease in our consumer subscription service revenue as result of fewer SuperPass subscribers. We also had lower revenue from our SaaS offerings of approximately $8.7 million and sales of our Helix system services of approximately $3.7 million.

Cost of License Fees and Service Revenue

We also present our cost of revenue based on License fees and Service revenue as set forth below (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
License	$ 21,451	$ 35,850	$ 50,097	$(14,399)	(40)%	$(14,247)	(28)%
Service	123,272	186,292	202,813	(63,020)	(34)%	(16,521)	(8)%
Total Cost of Revenue	$144,723	$222,142	$252,910	$(77,419)	(35)%	$(30,768)	(12)%

Cost of License Fees. Cost of license fees includes royalties paid on sales of games, amounts paid for licensed technology, amortization of acquired technology, and music royalties for periods prior to March 31, 2010.

Cost of Service Revenue. Cost of service revenue includes the cost of content and delivery of the content included in our digital media subscription and mobile service offerings, cost of in-house and contract personnel providing support, amortization of acquired technology, fees for consulting services, and expenses incurred in providing our SaaS hosting services and cost of content for our Rhapsody service for periods prior to March 31, 2010. Content costs are expensed over the period the content is available to our subscription services customers.

2010 compared with 2009

Cost of license fees decreased by $14.4 million, or 40%. The decrease was primarily due to the deconsolidation of Rhapsody on March 31, 2010, resulting in a decrease of $11.8 million. In addition, games costs of license fees decreased by $3.5 million, due to lower unit sales and lower average selling prices for our games, resulting in lower royalty rates.

Cost of service revenue decreased by $63.0 million, or 34%. The decline was primarily due to the deconsolidation of Rhapsody on March 31, 2010, which decreased cost of service revenue by $64.7 million.

2009 compared with 2008

Cost of license fees decreased by $14.2 million, or 28%. We recorded $7.8 million in charges related to the impairment of certain prepaid license royalties in 2008. See "Impairment of Deferred Costs and Prepaid Royalties" below for more information. Games license costs declined by $3.8 million due to lower unit sales and lower average selling prices. Further, Music license costs declined by $1.6 million due to fewer tracks sales.

Cost of service revenue decreased by $16.5 million, or 8%. Core Products cost of service revenue decreased by $11.1 million due primarily to lower amortization of certain intangible assets capitalized from our acquisitions of $3.8 million and lower delivery and support costs of our SaaS services of $5.2 million. In addition, impairments of deferred project costs and impairments of certain prepaid royalties of $10.8 million and $1.0 million, respectively, were recorded in 2008. See the section "Impairment of Deferred Costs and Prepaid Royalties" below for further discussion of these impairments. Lower content costs related to our SuperPass subscription service resulted in an additional $2.8 million decrease in cost of service revenue. Partially offsetting these decreases was an increase in Music cost of service revenue of $9.3 million due to the higher number of subscribers for our Rhapsody service.

Geographic Revenue

Revenue by geographic region is as follows (dollars in thousands):

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
United States	$227,823	$374,283	$403,799	$(146,460)	(39)%	$(29,516)	(7)%
Europe	79,820	96,146	107,223	(16,326)	(17)%	(11,077)	(10)%
Rest of World	94,090	91,835	93,788	2,255	2%	(1,953)	(2)%
Total	$401,733	$562,264	$604,810	$(160,531)	(29)%	$(42,546)	(7)%

2010 compared with 2009

Revenue in the U.S. declined by $146.5 million, or 39%, primarily due to the deconsolidation of Rhapsody on March 31, 2010, which accounted for $116.7 million of the decrease. Core Products revenue in the U.S. declined by $19.8 million primarily due to the merger of certain carrier customers resulting in lower overall contract prices with these customers and a loss in total subscribers under management. Core Products revenue also declined in the U.S. due to fewer subscriptions to our SuperPass service resulting in a further decrease in revenue of $4.8 million. Revenue in the U.S. also decreased by $6.0 million due to a decline in sales of individual games. In addition, lower advertising revenue and lower revenue from the distribution of third-party software products contributed another $3.4 million to the overall decrease in revenue in the U.S.

Revenue in Europe decreased by $16.3 million, or 17%. The decrease was due to a decline in Helix licensing revenue of $8.3 million, lower unit distribution of third-party software products of $1.6 million, a decline in sales of individual games of $3.4 million and a decline in our international radio subscription revenue of $1.4 million. Foreign currency fluctuations of the U.S. dollar against the euro negatively affected 2010 revenue in Europe by approximately $3.9 million.

Revenue in the rest of world increased by $2.3 million, or 2%. This increase was primarily due to increased revenue from our MOD service in Korea of approximately $5.2 million. This increase was offset by a decrease in systems integration revenue, a business which we have de-emphasized since 2008, of $3.5 million. Foreign currency fluctuations of the U.S. dollar against the Korean won positively affected 2010 revenue in the rest of the world by approximately $4.6 million.

2009 compared with 2008

Revenue in the U.S. declined by $29.5 million, or 7%. This decrease was due primarily to a reduction in revenue generated from our SuperPass subscription service of approximately $11.9 million as well as in advertising and related revenue across our consumer businesses of approximately $9.3 million. The decline in revenue in the U.S. also resulted from decreases in the sales of our individual games and royalties received from our Helix system sales of approximately $8.0 million and $5.1 million, respectively. These decreases were partially offset by increases in Music subscription revenue of approximately $8.4 million.

Revenue in Europe decreased by $11.1 million, or 10%. The decrease was due primarily to a decline in revenue derived from minimum revenue guarantees associated with a SaaS customer contract of approximately $10.6 million during 2009. Foreign currency fluctuations of the U.S. dollar against the euro negatively affected 2009 revenue in Europe by approximately $3.5 million.

Revenue in the rest of world declined by $2.0 million, or 2%. This decrease was due primarily to reduced revenue from sales of Helix server licenses of approximately $2.8 million and from our SaaS offerings of approximately $3.1 million. These declines were partially offset by an increase in revenue generated from OEM licenses installed on mobile platforms of approximately $4.5 million. Foreign currency fluctuations of the U.S. dollar against the Korean won negatively affected 2009 revenue in the rest of the world by approximately $11.3 million.

Liquidity and Capital Resources

The following summarizes working capital, cash, cash equivalents, short-term investments, and restricted cash (in thousands):

	December 31,	
	2010	2009
Working capital	$286,315	$278,198
Cash, cash equivalents, and short-term investments	334,321	384,900
Restricted cash	10,000	13,700

Cash, cash equivalents, and short-term investments decreased from December 31, 2009, primarily due to $18.0 million in cash paid to Rhapsody in connection with the restructuring of our investment, $30.4 million in cash used to pay Rhapsody-related payables, capital expenditures of $12.9 million, and payment of the settlement obligation and related legal expenses of $5.5 million relating to the RealDVD litigation that was accrued in the quarter ended December 31, 2009, and $5.8 million, net of cash purchased, paid in connection with the acquisition of Backstage Technologies Incorporated (Backstage), a social games company based in Canada. These reductions were partially offset by the $30.0 million tax refund received in the quarter ended September 30, 2010.

The following summarizes cash flows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Cash (used in) provided by operating activities	$(31,122)	$(9,304)	$ (29,286)
Cash (used in) provided by investing activities	(17,525)	9,821	(113,218)
Cash (used in) provided by financing activities	3,939	39,492	(95,862)

Cash used in and provided by operating activities consisted of net income (loss) adjusted for certain non-cash items including depreciation, amortization, stock-based compensation, deferred income taxes, minority interest, gain on sales of interest in, and deconsolidation of, Rhapsody, impairment of goodwill and long-lived assets, accrued restructuring and other charges and the effect of changes in certain operating assets and liabilities, net of acquisitions.

Cash used in operating activities in the year ended December 31, 2010 was $31.1 million and consisted of net income of $2.1 million, adjustments for cash provided by non-cash items of $46.2 million and cash used in activities related to changes in certain operating assets and liabilities, net of acquisitions and deconsolidation of Rhapsody, of $79.4 million. Adjustments for cash provided by non-cash items primarily consisted of $23.4 million of depreciation and amortization expense, $14.2 million related to the equity in net losses recorded from our equity method investments, $5.7 million of non-cash expenses related to our loss on excess office facilities and $12.2 million of stock-based compensation.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2010, primarily consisted of uses of cash from the decrease in accrued and other liabilities of $67.6 million. These decreases were related to reductions in accrued royalties and other fulfillment costs, payment of the legal settlement and related legal expenses attributable to the RealDVD litigation, as well as a reduction in amounts payable to MTVN for related party advertising incurred during the quarter ended March 31, 2010 as compared to the quarter ended December 31, 2009.

Cash used in operating activities in the year ended December 31, 2009 was $9.3 million and consisted of a net loss of $243.0 million, adjustments for cash provided by non-cash items of $232.2 million and cash provided by activities related to changes in certain operating assets and liabilities, net of acquisitions, of $1.5 million. Adjustments for cash provided by non-cash items primarily consisted of $175.6 million of impairments of goodwill, $31.5 million of depreciation and amortization expense and $21.5 million of stock-based compensation.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2009, primarily consisted of uses of cash from the decrease in accrued and other liabilities of $6.1 million primarily related to reductions in deferred revenue as well as a reduction in amounts payable to MTVN for related party advertising. A decrease in accounts payable of $4.9 million related to the timing of payments to vendors also contributed to the use of cash in 2009. These uses of cash were partially offset by a decrease in accounts receivable of $10.7 million related to the timing of customer collections.

Cash used in operating activities in the year ended December 31, 2008 was $29.3 million and consisted of a net loss of $285.4 million, adjustments for non-cash items provided by operations of $261.8 million and cash used in activities related to certain operating assets and liabilities, net of acquisitions, of $5.6 million. Adjustments for non-cash items primarily consisted of $46.0 million of depreciation and amortization expense, $23.5 million of stock-based compensation, $192.7 million of impairment of long-lived assets, $5.5 million of accrued restructuring and other charges and $11.6 million of deferred income taxes, partially offset by $14.5 million of gain on sale of interest in Rhapsody.

Changes in certain operating assets and liabilities, net of acquisitions, in the year ended December 31, 2008 primarily consisted of an increase of $5.0 million in prepaid expenses and other assets due primarily to increases in prepaid royalties, and a decrease in accounts payable of $13.7 million due primarily to a decrease in amounts due to third party content providers, partially offset by a decrease in accounts receivable of $9.5 million related to decreases in revenue associated with our systems integration business.

In the year ended December 31, 2010, investing activities used cash primarily for payments made in connection with the restructuring of Rhapsody of $18.0 million, purchases of equipment, software, and leasehold improvements of $12.9 million, as well as a $5.8 million payment of acquisition costs for Backstage, net of cash acquired. These uses of cash were partially offset by the repayment of temporary funding upon the deconsolidation of Rhapsody of approximately $5.9 million. Purchases, net of sales and maturities, of short-term investments provided cash of $9.6 million during 2010. In the year ended December 31, 2009, investing activities provided cash primarily from the sales and maturities, net of purchases, of short-term investments of approximately $29.9 million. Uses of cash during 2009 included the purchases of equipment, software and leasehold improvements of $16.8 million and the payment of acquisition costs of $3.3 million primarily related to the payment of anniversary and performance costs relating to the acquisition of Zylom, which were previously accrued. In the year ended December 31, 2008, investing activities used cash primarily for purchases of equipment, software, and leasehold improvements of $29.5 million and acquisition costs of $10.2 million, net of cash acquired from the acquisition of Trymedia, and the payment of anniversary and performance costs relating to the acquisition of Zylom, which were previously accrued. Purchases net of sales and maturities of short-term investments used cash of $57.8 million during 2008.

Financing activities in the year ended December 31, 2010 provided cash from the proceeds of sales of common stock under employee stock purchase plans and the exercise of stock options of $2.7 million. Financing activities provided cash from the proceeds of sales of interests in Rhapsody of $38.0 million as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $1.5 million in the year ended December 31, 2009. Financing activities in 2008 used cash for the repurchase of our common stock of $50.2 million, in addition to payments on our convertible debt obligations of $100.0 million in 2008. These uses of cash were partially offset by the proceeds of sales of interests in Rhapsody of $44.6 million as well as sales of common stock under our employee stock purchase plan and exercise of stock options of $9.6 million.

Our Board of Directors has previously authorized share repurchase programs for the repurchase of our outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2008, we repurchased 10.0 million shares for an aggregate payment of $50.2 million at an average cost of $5.04 per share. The purchases made through December 31, 2008 completed the authorized amount for all of the repurchase programs.

We currently have no planned significant capital expenditures for 2011 other than those in the ordinary course of business. In the future, we may seek to raise additional funds through public or private equity financing, or through other sources such as credit facilities. The sale of additional equity securities could result in dilution to our shareholders. In addition, in the future, we may enter into cash or stock acquisition transactions or other strategic transactions that could reduce cash available to fund our operations or result in dilution to shareholders.

Our principal commitments include office leases and contractual payments due to content and other service providers. We believe that our current cash, cash equivalents, and short-term investments will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.

We do not hold derivative financial instruments or equity securities in our short-term investment portfolio. Our cash equivalents and short-term investments consist of high quality securities, as specified in our investment policy guidelines. The policy limits the amount of credit exposure to any one non-U.S. government or non-U.S. agency issue or issuer to a maximum of 5% of the total portfolio. These securities are subject to interest rate risk and will decrease in value if interest rates increase. Because we have historically had the ability to hold our fixed income investments until maturity, we do not expect our operating results or cash flows to be significantly affected by a sudden change in market interest rates in our securities portfolio.

We conduct our operations primarily in five functional currencies: the U.S. dollar, the Korean won, the Japanese yen, the British pound and the euro. Historically, neither fluctuations in foreign exchange rates nor changes in foreign economic conditions have had a significant impact on our financial condition or results of operations. We currently do not hedge the majority of our foreign currency exposures and are therefore subject to risk from exchange rate fluctuations. We invoice our international customers primarily in U.S. dollars, except in Korea, Japan, Germany, France and the United Kingdom, where we invoice our customers primarily in the respective local currencies. We are exposed to foreign exchange rate fluctuations as the financial results of foreign subsidiaries are translated into U.S. dollars in consolidation. Our exposure to foreign exchange rate fluctuations also arises from intercompany payables and receivables to and from our foreign subsidiaries.

At December 31, 2010, we had commitments to make the following payments:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years
			(In thousands)		
Office leases	$30,653	$ 9,963	$14,949	$5,588	$153
Other contractual obligations	1,172	996	176	—	—
Total contractual cash obligations	$31,825	$10,959	$15,125	$5,588	$153

Other contractual obligations primarily relate to minimum contractual payments due to content and other service providers.

In addition to the amounts shown in the table above, $14.7 million of unrecognized tax benefits have been recorded as liabilities in accordance with FASB ASC 740 (previously FIN No. 48, *Accounting for Uncertainty in Income Taxes*), and we are uncertain as to if or when such amounts may be settled. We cannot make a reasonably reliable estimate of the amount and period of related future payments for such liability.

Off Balance Sheet Arrangements

Our only significant off-balance sheet arrangements relate to operating lease obligations for office facility leases and other contractual obligations related primarily to minimum contractual payments due to content and other service providers. Future annual minimum rental lease payments and other contractual obligations are included in the commitment schedule above.

Critical Accounting Policies and Estimates

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Our critical accounting policies and estimates are as follows:

- Revenue recognition;
- Estimating music publishing rights and music royalties;

- Estimating recoverability of deferred costs;
- Estimating allowances for doubtful accounts and sales returns;
- Estimating losses on excess office facilities;
- Valuation of equity method investments;
- Valuation of available for sale securities;
- Valuation of long-lived assets;
- Valuation of goodwill;
- Stock-based compensation;
- Noncontrolling interest;
- Accounting for gains on sale of subsidiary stock; and
- Accounting for income taxes.

Revenue Recognition. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Physical products are considered delivered to the customer once they have been shipped and title and risk of loss have been transferred. For online sales, the products or services are considered delivered at the time the product or services are made available, digitally, to the end user.

We recognize revenue on a gross or net basis. In most arrangements, we contract directly with end user customers, are the primary obligor and carry all collectability risk. In such arrangements, we recognize revenue on a gross basis. In some cases, we utilize third-party distributors to sell products or services directly to end user customers and carry no collectability risk. In such instances, we recognize revenue on a net basis.

In our direct to consumer business segments, we derive revenue through (1) subscriptions of SuperPass within our Core Products segment and subscriptions sold by our Games segment, (2) sales of content downloads, software and licenses offered by our Core Products, Emerging Products and Games segments and (3) the sale of advertising and the distribution of third-party products on our websites and in our games. Prior to April 1, 2010, our direct to consumer business also included the products and services offered by our Music segment, which was primarily sold by the Rhapsody joint venture. Beginning on April 1, 2010, revenue from the Rhapsody joint venture is no longer consolidated within our financial statements and we are no longer recording any operating or other financial results for the former Music segment.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual duration. Subscription revenue is recognized ratably over the related subscription time period. Revenue from sales of content downloads, software and licenses is recognized at the time the product is made available, digitally, to the end user. Revenue generated from advertising on our websites and from advertising and the distribution of third-party products included in our products is recognized as revenue at the time of delivery.

We also generate revenue through business-to-business channels by providing services within our Core Products segment enabling mobile carriers to deliver audio and video content to their customers and by selling software licenses and products and related support and other services.

Revenue generated from services provided to mobile carriers that enable the delivery of audio and video content to their customers is recognized as the services are provided. Setup fees to build these services are recognized ratably upon launch of the service over the remaining expected term of the service.

A portion of the revenue related to the sale of software licenses and products and related support and other services is recorded as unearned due to undelivered elements including, in some cases, post-delivery support and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis. The amount of revenue allocated to undelivered elements is based on the vendor specific objective evidence of fair value for those elements using the residual method or relative fair value method. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related products' contract term.

Estimating Music Publishing Rights and Music Royalty Accruals. We must make estimates of amounts owed related to our music publishing rights and music royalties for our domestic and international music services primarily incurred by Rhapsody which was separated from our operating results beginning April 1, 2010. Unsettled obligations incurred prior to April 1, 2010 remain our liability. Material differences may impact the amount and timing of our expense for any period if management made different judgments or utilized different estimates. Under copyright law, we may be required to pay licensing fees for digital sound recordings and compositions we deliver. Copyright law generally does not specify the rate and terms of the licenses, which are determined by voluntary negotiations among the parties or, for certain compulsory licenses where voluntary negotiations are unsuccessful, by arbitration. There are certain geographies and agencies for which we have not yet completed negotiations with regard to the royalty rate to be applied to the current or historic sales of our digital music offerings. Our estimates are based on contracted or statutory rates, when established, or management's best estimates based on facts and circumstances regarding the specific music services and agreements in similar geographies or with similar agencies. While we base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, actual results may differ materially from these estimates under different assumptions or conditions.

Estimating Recoverability of Deferred Costs. We defer costs on projects for service revenue and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll costs for our employees and other third parties.

We recognize such costs as a component of cost of revenue, the timing of which is dependent upon the revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided in accordance with the percentage of completion calculation. For revenue recognized ratably over the term of the contract, costs are recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, we review deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue.

Estimating Allowances for Doubtful Accounts and Sales Returns. We make estimates of the uncollectible portion of our accounts receivable. We specifically analyze the age of accounts receivable and historical bad debts, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts. Similarly, we make estimates of potential future product returns related to current period revenue. We analyze historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Significant judgments and estimates are made and used in connection with establishing allowances for doubtful accounts and sales returns in any accounting period. Material differences may result in the amount and timing of our revenue for any period if we were to make different judgments or utilize different estimates or actual future experience was different from the judgments and estimates.

Estimating Losses on Excess Office Facilities. We made significant estimates in determining the appropriate amount of accrued loss on excess office facilities. If we made different estimates, our loss on excess office facilities could be significantly different from that recorded, which could have a material impact on our operating results.

Valuation of Equity Method Investments. We use the equity method in circumstances where we have the ability to exert significant influence, but not control, over an investee or joint venture. We initially record our investment based on a fair value analysis of the investment. Prior to 2010, most of our equity method investments were purchased with cash which was determined to be fair value. For the investment in Rhapsody as of March 31, 2010, we used multiple valuation models that were based on assumptions of future results, including operating and cash flow projections, to calculate the fair value since we contributed both cash and non-cash items in exchange for our equity interest.

We record our percentage interest in the investee or joint venture's income or loss under this method, which will increase or decrease the value of the investment. We record investee losses up to the aggregate amount of the investment.

We would evaluate impairment of an investment valued under the equity method only if events and circumstances warrant. An impairment charge would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In determining if a decline is other than temporary, we consider factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investee or joint venture, the near-term and longer-term operating and financial prospects of the investee or joint venture and our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

Valuation of Available for Sale Securities. Our investments in publicly traded companies are accounted for as available-for-sale and are carried at current market value. We periodically evaluate whether any declines in fair value of our available for sale securities are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies.

Valuation of Long-Lived Assets. Long-lived assets consist primarily of property, plant and equipment, as well as amortizable intangible assets acquired in business combinations. Long-lived assets are amortized on a straight line basis over their estimated useful lives. We review long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate. If long-lived assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the assets exceeds their fair market value. The impairment analysis of long-lived assets is based upon estimates and assumptions relating to our future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of our long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital. Significant or sustained declines in future revenue or cash flows, or adverse changes in our business climate, among other factors, and their resulting impact on the estimates and assumptions relating to the value of our long-lived assets could result in the need to perform an impairment analysis in future interim periods which could result in a significant impairment. While we believe our estimates and assumptions are reasonable, due to their complexity and subjectivity, these estimates and assumptions could vary period to period.

Valuation of Goodwill. We assess the impairment of goodwill on an annual basis, in our fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. We consider a synthesis of the following important factors that could trigger an impairment review include the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- market and interest rate risk;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In addition, we perform a reconciliation of our market capitalization plus a reasonable control premium to the aggregated implied fair value of all of our reporting units.

If we were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, we would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, we would record an impairment charge for the difference. Judgment is required in determining our reporting units and assessing fair value of the reporting units.

The impairment analysis of goodwill is based upon estimates and assumptions relating to our future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of our long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

Stock-Based Compensation. Stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility in our common stock price and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in our consolidated statement of operations. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

Noncontrolling Interests. We record noncontrolling interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the noncontrolling interest partners in the consolidated statement of operations. Redeemable noncontrolling interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow our historical disclosure only policy for the redemption feature. Redeemable noncontrolling interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value recorded directly to equity. Net loss attributable to the noncontrolling interest in Rhapsody is included within the consolidated statements of operations and comprehensive income (loss). We applied this accounting policy to the noncontrolling interest in Rhapsody that was held by MTVN for periods beginning when Rhapsody was formed in August 2007 through the quarter ended March 31, 2010. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in our holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to our investment as we no longer consolidate Rhapsody and no longer report a noncontrolling interest.

Accounting for Gains on Sale of Subsidiary Stock. Effective January 1, 2009, we adopted Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). Current guidance requires the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary to be recorded as equity transactions. We elected to recognize any such gain in our consolidated statement of operations prior to January 1, 2009 as was allowable under generally accepted accounting principles in place at that time if certain recognition criteria were met. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in our holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to our investment as we no longer consolidate Rhapsody and no longer report a noncontrolling interest.

Accounting for Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, income tax expense is recognized for the amount of taxes payable or refundable for the current year. In addition, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled. We must make assumptions, judgments and estimates to determine current provision for income taxes, deferred tax assets and liabilities and any valuation allowance to be recorded against deferred tax assets. Our judgments, assumptions, and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws and possible outcomes of future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and future tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Each reporting period we must periodically assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not more likely than not, a valuation allowance must be established. The establishment of a valuation allowance and increases to such an allowance result in either increases to income tax expense or reduction of income tax benefit in the statement of operations and comprehensive income. Factors we consider in making such an assessment include, but are not limited to, past performance and our expectation of future taxable income, macroeconomic conditions and issues facing our industry, existing contracts, our ability to project future results and any appreciation of our investments and other assets.

We have not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, we could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation if such earnings were not deemed to be permanently reinvested.

Recently Issued Accounting Standards

With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2010, as compared to the recent accounting pronouncements described in our Annual Report on Form 10-K for the year ended December 31, 2009, that are of significance, or potential significance to us.

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* (EITF 08-1)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We anticipate no material impact from the adoption of ASU 2009-13 on our consolidated results of operations and financial condition.

In September 2009, the FASB ratified ASU 2009-14 (ASU 2009-14) (previously EITF No. 09-3, *Certain Revenue Arrangements That Include Software Elements).* ASU 2009-14 modifies the scope of Software Revenue Recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. We anticipate no material impact from the adoption of ASU 2009-14 on our consolidated results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk involves forward-looking statements. All statements that do not relate to matters of historical fact should be considered forward-looking statements. Actual results could differ materially from those projected in any forward-looking statements.

Interest Rate Risk. Our exposure to interest rate risk from changes in market interest rates relates primarily to our short-term investment portfolio. We do not hold derivative financial instruments or equity investments in our short-term investment portfolio. Our short-term investments consist of high quality debt securities as specified in our investment policy. Investments in both fixed and floating rate instruments carry a degree of interest rate risk. The fair value of fixed rate securities may be adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Additionally, a declining rate environment creates reinvestment risk because as securities mature the proceeds are reinvested at a lower rate, generating less interest income. Due in part to these factors, our future interest income may be adversely impacted due to changes in interest rates. In addition, we may incur losses in principal if we are forced to sell securities that have declined in market value due to changes in interest rates. Because we have historically had the ability to hold our short-term investments until maturity, we would not expect our operating results or cash flows to be significantly impacted by a sudden change in market interest rates. There have been no material changes in our investment methodology regarding our cash equivalents and short-term investments during the year ended December 31, 2010. Based on our cash, cash equivalents, short-term investments, and restricted cash equivalents at December 31, 2010, a hypothetical 10% increase/decrease in interest rates would increase/decrease our annual interest income and cash flows by approximately $0.2 million.

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2010 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates 2011	2012	2013-2022	Amortized Cost	Estimated Fair Value
Short-term investments:						
Corporate notes and bonds	1.60%	$59,626	$ 9,390	$7,141	$75,962	$76,157
U.S. government agency securities	0.68%	12,419	9,727	—	22,126	22,146
Total short-term investments	1.39%	$72,045	$19,117	$7,141	$98,088	$98,303

The table below presents the amounts related to weighted average interest rates and contractual maturities of our short-term investment portfolio at December 31, 2009 (dollars in thousands):

	Weighted Average Interest Rate	Expected Maturity Dates 2010	2011	2012-2021	Amortized Cost	Estimated Fair Value
Short-term investments:						
Corporate notes and bonds	1.50%	$ 5,362	$56,506	$11,594	$ 72,731	$ 73,462
U.S. government agency securities	1.48%	22,094	3,776	8,538	34,560	34,408
Total short-term investments	1.49%	$27,456	$60,282	$20,132	$107,291	$107,870

Investment Risk. As of December 31, 2010, we had investments in voting capital stock of both publicly traded and privately-held technology companies for business and strategic purposes. Our investments in publicly traded companies are accounted for as available-for-sale, carried at current market value and are classified as long-term as they are strategic in nature. We periodically evaluate whether any declines in fair value of our investments are other-than-temporary based on a review of qualitative and quantitative factors. For investments with publicly quoted market prices, these factors include the time period and extent by which its accounting basis exceeds its quoted market price. We consider additional factors to determine whether declines in fair value are other-than-temporary, such as the investee's financial condition, results of operations, and operating trends. The evaluation also considers publicly available information regarding the investee companies. For investments in private companies with no quoted market price, we consider similar qualitative and quantitative factors as well as the implied value from any recent rounds of financing completed by the investee. Based upon an evaluation of the facts and circumstances during the years ended December 31, 2010 and 2008, we determined that no additional other-than-temporary decline in fair value had occurred and therefore no impairment charges were recorded. We determined that the value of our initial investments in one of our equity method investments, Varia LLC, was impaired and recorded an impairment of $5.0 million in the year ended December 31, 2009.

Foreign Currency Risk. We conduct business internationally in several currencies. As such, we are exposed to adverse movements in foreign currency exchange rates.

Our exposure to foreign exchange rate fluctuations arise in part from: (1) translation of the financial results of foreign subsidiaries into U.S. dollars in consolidation; (2) the remeasurement of non-functional currency assets, liabilities and intercompany balances into U.S. dollars for financial reporting purposes; and (3) non-U.S. dollar denominated sales to foreign customers. A portion of these risks is managed through the use of financial derivatives, but fluctuations could impact our results of operations and financial position.

Generally, our practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require us to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. We do not designate our foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, we adjust these instruments to fair value through results of operations. However, we may periodically hedge a portion of our foreign exchange exposures associated with material firmly committed transactions, long-term investments, highly predictable anticipated exposures and net investments in foreign subsidiaries. Some of our unhedged exposures are reconciled through our statement of operations on a mark-to-market basis each quarter, so to the extent we continue to experience adverse economic conditions, we may record losses related to such unhedged exposures in future periods that may have a material adverse effect on our financial condition and results of operations.

Our foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

We have cash balances denominated in foreign currencies which are subject to foreign currency fluctuation risk. The majority of our foreign currency denominated cash is held in Korean won and euros. A hypothetical 10% increase or decrease in the Korean won and euro relative to the U.S. dollar from December 31, 2010 would result in an unrealized gain or loss of approximately $5.2 million.

Foreign currency transaction gains and losses were not material for the years ended December 31, 2010, 2009, and 2008.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	December 31, 2010	December 31, 2009
	(In thousands, except per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 236,018	$ 277,030
Short-term investments	98,303	107,870
Trade accounts receivable, net of allowances for doubtful accounts and sales returns of $2,568 in 2010 and $3,924 in 2009	48,324	60,937
Deferred costs, current portion	9,173	5,192
Related party receivable — Rhapsody	351	—
Prepaid expenses and other current assets	30,441	30,624
Total current assets	422,610	481,653
Equipment, software, and leasehold improvements, at cost:		
Equipment and software	144,623	151,951
Leasehold improvements	25,367	31,041
Total equipment, software, and leasehold improvements, at cost	169,990	182,992
Less accumulated depreciation and amortization	126,619	125,878
Net equipment, software, and leasehold improvements	43,371	57,114
Restricted cash equivalents and investments	10,000	13,700
Equity method investments	15,486	50
Available for sale securities	27,541	19,503
Other assets	3,316	4,030
Deferred costs, non-current portion	18,401	10,182
Deferred tax assets, net, non-current portion	12,805	10,001
Other intangible assets, net of accumulated amortization of $59,879 in 2010 and $67,478 in 2009	6,952	10,650
Goodwill	4,960	—
Total assets	$ 565,442	$ 606,883
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 30,413	$ 32,703
Accrued and other liabilities	85,702	124,934
Deferred revenue, current portion	19,036	31,374
Related party payable — MTVN	—	11,216
Accrued loss on excess office facilities, current portion	1,144	3,228
Total current liabilities	136,295	203,455
Deferred revenue, non-current portion	460	1,933
Accrued loss on excess office facilities, non-current portion	3,380	—
Deferred rent	3,514	4,464
Deferred tax liabilities, net, non-current portion	1,049	961
Other long-term liabilities	7,999	13,006
Total liabilities	152,697	223,819
Redeemable noncontrolling interest in Rhapsody (see Note 3)	—	7,253
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, $0.001 par value, no shares issued and outstanding		
Series A: authorized 200 shares	—	—
Undesignated series: authorized 59,800 shares	—	—
Common stock, $0.001 par value authorized 1,000,000 shares; issued and outstanding 136,083 shares in 2010 and 135,057 shares in 2009	136	135
Additional paid-in capital	697,430	647,562
Sale of noncontrolling interest in Rhapsody	—	24,044
Accumulated other comprehensive loss	(32,543)	(38,614)
Retained deficit	(252,278)	(257,316)
Total shareholders' equity	412,745	375,811
Total liabilities and shareholders' equity	$ 565,442	$ 606,883

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Years Ended December 31,		
	2010	2009	2008
	(In thousands, except per share data)		
Net revenue(A)	$401,733	$ 562,264	$ 604,810
Cost of revenue(B)	144,723	222,142	233,244
Impairment of deferred costs and prepaid royalties(B)	—	—	19,666
Gross profit	257,010	340,122	351,900
Operating expenses:			
Research and development	100,955	119,448	113,680
Sales and marketing	118,543	165,856	211,922
Advertising with related party	1,065	33,292	44,213
General and administrative	51,217	79,164	69,981
Impairment of goodwill and long-lived assets	—	175,583	192,676
Restructuring and other charges	12,361	4,017	6,833
Loss on excess office facilities	7,396	—	—
Total operating expenses	291,537	577,360	639,305
Operating loss	(34,527)	(237,238)	(287,405)
Other income (expenses), net:			
Interest income, net	2,417	3,969	13,453
Gain (loss) on sale of equity investments	(9)	688	210
Equity in net loss of Rhapsody and other equity method investments	(14,164)	(1,313)	(695)
Impairment of equity investments	—	(5,020)	—
Gain on deconsolidation of Rhapsody	10,929	—	—
Gain on sale of interest in Rhapsody	—	—	14,502
Other income (expense)	1,031	(794)	330
Other income (expense), net	204	(2,470)	27,800
Loss before income taxes	(34,323)	(239,708)	(259,605)
Income taxes benefit (expense)	36,451	(3,321)	(25,828)
Net income (loss)	2,128	(243,029)	(285,433)
Net loss attributable to noncontrolling interest in Rhapsody prior to deconsolidation	2,910	26,265	41,555
Net income (loss) attributable to common shareholders	$ 5,038	$(216,764)	$(243,878)
Basic net income (loss) per share available to common shareholders	$ 0.06	$ (1.64)	$ (1.74)
Diluted net income (loss) per share available to common shareholders	$ 0.06	$ (1.64)	$ (1.74)
Shares used to compute basic net income (loss) per share available to common shareholders	135,577	134,612	140,432
Shares used to compute diluted net income (loss) per share available to common shareholders	136,053	134,612	140,432
Comprehensive income (loss):			
Net income (loss)	$ 2,128	$(243,029)	$(285,433)
Unrealized gain (loss) on investments:			
Unrealized holding gains (losses), net of tax	7,676	6,667	(2,320)
Foreign currency translation gains (losses)	(1,605)	3,448	(64,141)
Comprehensive income (loss)	$ 8,199	$(232,914)	$(351,894)
(A) Components of net revenue:			
License fees	$ 74,908	$ 100,996	$ 113,990
Service revenue	326,825	461,268	490,820
	$401,733	$ 562,264	$ 604,810
(B) Components of cost of revenue:			
License fees	$ 21,451	$ 35,850	$ 50,097
Service revenue	123,272	186,292	202,813
	$144,723	$ 222,142	$ 252,910

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2010	2009	2008
	(In thousands)		
Cash flows from operating activities:			
Net income (loss)	$ 2,128	$(243,029)	$(285,433)
Adjustments to reconcile net income (loss) to net cash used in operating activities:			
Depreciation and amortization	23,401	31,454	45,968
Stock-based compensation	12,203	21,460	23,531
Deferred income tax expense	622	4,255	11,583
Impairment of equity investments	—	5,020	—
Loss (gain) on disposal of equipment, software, and leasehold improvements	(41)	502	10
Excess tax benefit from stock option exercises	(48)	(15)	(127)
Accrued loss on excess office facilities	5,670	(3,982)	(3,490)
Loss (gain) on sale of equity investments	9	(688)	(210)
Equity in net loss of Rhapsody and other investments	14,164	1,313	695
Gain on deconsolidation of Rhapsody	(10,929)	—	—
Gain on sale of interest in Rhapsody	—	—	(14,502)
Impairment of goodwill and long-lived assets	—	175,583	192,676
Accrued restructuring and other charges	652	(2,773)	5,524
Other	451	48	111
Changes in certain assets and liabilities, net of acquisitions and deconsolidation of Rhapsody:			
Trade accounts receivable	4,856	10,720	9,518
Prepaid expenses and other assets	(15,425)	1,789	(5,040)
Accounts payable	(1,202)	(4,879)	(13,709)
Accrued and other liabilities	(67,633)	(6,082)	3,609
Net cash used in operating activities	(31,122)	(9,304)	(29,286)
Cash flows from investing activities:			
Purchases of equipment, software, and leasehold improvements	(12,904)	(16,807)	(29,530)
Purchases of short-term investments	(116,831)	(143,273)	(251,887)
Proceeds from sales and maturities of short-term investments	126,398	173,169	194,053
Purchases of intangible and other assets	—	—	(2,839)
Decrease in restricted cash equivalents and investments, net	3,700	1,042	768
Proceeds from sale of equity investments	—	1,014	1,140
Purchases of equity investments	—	(2,000)	(14,731)
Sale of Exomi, net of cash received	49	—	—
Payment in connection with the restructuring of Rhapsody	(18,000)	—	—
Repayment of temporary funding on deconsolidation of Rhapsody	5,869	—	—
Cash used in acquisitions, net of cash acquired	(5,806)	(3,324)	(10,192)
Net cash (used in) provided by investing activities	(17,525)	9,821	(113,218)
Cash flows from financing activities:			
Net proceeds from sales of common stock under employee stock purchase plan and exercise of stock options	2,678	1,455	9,570
Repayment of convertible debt	—	—	(100,000)
Net proceeds from sales of interest in Rhapsody	1,213	38,022	44,640
Excess tax benefit from stock option exercises	48	15	127
Repurchase of common stock	—	—	(50,199)
Net cash provided by (used in) financing activities	3,939	39,492	(95,862)
Effect of exchange rate changes on cash and cash equivalents	3,696	4,053	(5,363)
Net (decrease) increase in cash and cash equivalents	(41,012)	44,062	(243,729)
Cash and cash equivalents, beginning of year	277,030	232,968	476,697
Cash and cash equivalents, end of year	$ 236,018	$ 277,030	$ 232,968
Supplemental disclosure of cash flow information:			
Cash received from income tax refunds	$ 29,800	$ 7,888	$ —
Cash paid for income taxes	$ 4,905	$ 5,697	$ 12,110

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND NONCONTROLLING INTEREST

	Redeemable Noncontrolling Interest in Rhapsody America	Common Stock		Additional Paid-In Capital	Sale of Noncontrolling Interest in Rhapsody America	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Total Shareholders' Equity
		Shares	Amount					
					(In thousands)			
Balances, December 31, 2007	19,613	142,298	142	653,904	—	17,732	203,326	875,104
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	—	1,990	2	9,547	—	—	—	9,549
Common shares repurchased	—	(9,955)	(10)	(50,189)	—	—	—	(50,199)
Common shares awarded	—	6	—	21	—	—	—	21
Shares issued for director payments	—	15	—	110	—	—	—	110
Stock-based compensation	—	—	—	23,531	—	—	—	23,531
Unrealized loss on investments, net of income tax	—	—	—	—	—	(2,320)	—	(2,320)
Translation adjustment	—	—	—	—	—	(64,141)	—	(64,141)
Tax deficiency from stock option exercises	—	—	—	(1,600)	—	—	—	(1,600)
Sale of non-controlling interest in Rhapsody	—	—	—	—	7,381	—	—	7,381
Contributions and other transactions with owners	22,321	—	—	—	—	—	—	—
Net loss	(41,555)	—	—	—	—	—	(243,878)	(243,878)
Balances, December 31, 2008	$ 378	134,354	$134	$635,324	$ 7,381	$(48,729)	$ (40,552)	$ 553,558
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	—	688	1	1,166	—	—	—	1,167
Shares issued for director payments	—	15	—	48	—	—	—	48
Stock-based compensation	—	—	—	21,460	—	—	—	21,460
Unrealized gain on investments, net of income tax	—	—	—	—	—	6,667	—	6,667
Translation adjustment	—	—	—	—	—	3,448	—	3,448
Sale of non-controlling interest in Rhapsody	—	—	—	—	16,663	—	—	16,663
Accretion of Rhapsody redemption value	10,436	—	—	(10,436)	—	—	—	(10,436)
Contributions and other transactions with owners	22,704	—	—	—	—	—	—	—
Net loss	(26,265)	—	—	—	—	—	(216,764)	(216,764)
Balances, December 31, 2009	$ 7,253	135,057	$135	$647,562	$ 24,044	$(38,614)	$(257,316)	$ 375,811
Common stock issued for exercise of stock options, employee stock purchase plan, and vesting of restricted shares	—	1,008	1	2,517	—	—	—	2,518
Shares issued for director payments	—	18	—	49	—	—	—	49
Stock-based compensation	—	—	—	12,203	—	—	—	12,203
Unrealized gain on investments, net of income tax	—	—	—	—	—	7,676	—	7,676
Translation adjustment	—	—	—	—	—	(1,605)	—	(1,605)
Termination of MTVN redemption and preferred return rights in Rhapsody	(10,436)	—	—	10,436	—	—	—	10,436
Contributions and other transactions with owners	616	—	—	—	619	—	—	619
Deconsolidation of Rhapsody	5,477	—	—	24,663	(24,663)	—	—	—
Net income (loss)	(2,910)	—	—	—	—	—	5,038	5,038
Balances, December 31, 2010	$ —	136,083	$136	$697,430	$ —	$(32,543)	$(252,278)	$ 412,745

See accompanying notes to consolidated financial statements.

REALNETWORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2010, 2009 and 2008

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business. RealNetworks, Inc. and subsidiaries (RealNetworks or Company) is a leading global provider of network-delivered digital media products and services that make it easy to manage, play and share digital media. The Company also develops and markets software products and services that enable the creation, distribution and consumption of digital media, including audio and video.

Inherent in the Company's business are various risks and uncertainties, including a limited history of certain of its product and service offerings. The Company's success will depend on the acceptance of the Company's technology, products and services and the ability to generate related revenue.

Basis of Presentation. The consolidated financial statements include the accounts of the Company and its wholly-owned and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

On August 20, 2007, RealNetworks and MTV Networks, a division of Viacom International Inc. (MTVN), created Rhapsody America LLC (Rhapsody) to jointly own and operate a business-to-consumer digital audio music service. RealNetworks held a 51% interest in Rhapsody and Rhapsody's financial position and operating results were consolidated into RealNetworks' financial statements prior to March 31, 2010. MTVN's proportionate share of income (loss) was included in noncontrolling interest in Rhapsody in the consolidated statements of operations and comprehensive income (loss). MTVN's proportionate share of equity was included in noncontrolling interest in Rhapsody in the consolidated balance sheets. On March 31, 2010, the Company and MTVN restructured Rhapsody, and RealNetworks held approximately 47% of the outstanding shares of capital stock of Rhapsody after the restructuring and as of December 31, 2010. Since March 31, 2010, RealNetworks has not held a controlling interest in Rhapsody and therefore, the Company has treated its ownership interest in Rhapsody as an equity method investment. Rhapsody's financial position as of March 31, 2010 and its operating results beginning April 1, 2010 are no longer consolidated with RealNetworks' consolidated financial statements.

The consolidated financial statements reflect all adjustments that, in the opinion of the Company's management, are necessary for a fair presentation of the results of operations for the periods presented. Operating results for the year ended December 31, 2010 are not necessarily indicative of the results that may be expected for any subsequent quarters or for the year ending December 31, 2011.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In addition, current economic conditions may require the use of additional estimates, and certain estimates the Company currently makes are subject to a greater degree of uncertainty as a result of the current economic conditions.

Cash, Cash Equivalents, and Short-Term Investments. The Company considers all short-term investments with a remaining contractual maturity at date of purchase of three months or less to be cash equivalents.

The Company has classified as available-for-sale all marketable debt and equity securities for which there is determinable fair market value and there are no restrictions on the Company's ability to sell. Available-for-sale securities are carried at fair value, based on quoted market prices, with unrealized gains and losses reported as a separate component of shareholders' equity, net of applicable income taxes. All short-term investments have remaining contractual maturities of five years or less. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in other income, net. Realized and unrealized gains and losses on available-for-sale securities are determined using the specific identification method.

Trade Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts and sales returns is the Company's best estimate of the amount of probable credit losses and returns in the Company's existing accounts receivable. The Company determines the allowances based on analysis of historical bad debts, customer concentrations, customer credit-worthiness, return history and current economic trends. The Company reviews its allowances for doubtful accounts and sales returns quarterly. Past due balances over 90 days and specified other balances are reviewed individually for collectability. All other balances are reviewed on an aggregate basis. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Company does not have any off-balance sheet credit exposure related to its customers.

Concentration of Credit Risk. Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, and accounts receivable. Short-term investments consist of U.S. government and government agency securities and corporate notes and bonds. The Company derives a portion of its revenue from a large number of individual consumers spread globally. The Company also derives revenue from several large customers. If the financial condition or results of operations of any one of the large customers deteriorates substantially, the Company's operating results could be adversely affected. To reduce credit risk, management performs ongoing credit evaluations of the financial condition of significant customers. The Company does not generally require collateral and maintains reserves for estimated credit losses on customer accounts when considered necessary.

Depreciation and Amortization. Depreciation and amortization of equipment, software, and leasehold improvements are computed using the straight-line method over the lesser of the estimated useful lives of the assets or the lease term. Approximate useful life of equipment and software is three to five years and for leasehold improvements is one to ten years.

Depreciation expense during the years ended December 31, 2010, 2009, and 2008 was $18.7 million, $22.7 million, and $23.1 million, respectively.

Valuation of Equity Method Investments. The Company uses the equity method in circumstances where it has the ability to exert significant influence, but not control, over an investee or joint venture. The Company initially records its investment based on a fair value analysis of its investment. Prior to 2010, most of the Company's equity method investments were purchased with cash which was determined to be fair value. For the investment in Rhapsody as of March 31, 2010, the Company used multiple valuation models that were based on assumptions of future results made by management, including operating and cash flow projections, to calculate the fair value since the Company contributed both cash and non-cash items in exchange for its equity interest.

The Company records its percentage interest in the investee or joint venture's income or loss under this method, which will increase or decrease the value of the investment. The Company records investee losses up to the aggregate amount of the investment.

The Company would evaluate impairment of an investment valued under the equity method only if events and circumstances warrant. An impairment charge would be recorded whenever a decline in value of an equity investment below its carrying amount is determined to be other than temporary. In determining if a decline is other than temporary, the Company considers factors such as the length of time and extent to which the fair value of the investment has been less than the carrying amount of the investee or joint venture, the near-term and longer-term operating and financial prospects of the investee or joint venture and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery.

In 2008 and 2009, the Company purchased ownership interests in Varia LLC, a software development company. On December 29, 2009, the Company completed its purchase and owned 100% of the outstanding shares of Varia. The Company determined that the value of its initial investments was impaired and recorded an impairment of $5.0 million in the quarter ended December 31, 2009. The consolidation of Varia's financial statements did not have a material impact on the Company's financial position or financial results.

Other Intangible Assets. Other intangible assets consist primarily of the fair value of customer agreements and contracts, developed technology, patents, trademarks and tradenames acquired in business combinations. Other intangible assets are amortized on a straight line basis over one to seven years, which approximates their estimated useful lives.

Goodwill. Goodwill is tested for impairment on an annual basis, in the Company's fourth quarter, or whenever events or changes in circumstances indicate that the fair value of the reporting unit to which goodwill relates is less than the carrying value. The Company considers a synthesis of the following important factors that could trigger an impairment review including the following:

- poor economic performance relative to historical or projected future operating results;
- significant negative industry, economic or company specific trends;
- market and interest rate risk;
- changes in the manner of our use of the assets or the plans for our business; and
- loss of key personnel.

In addition, the Company performs a reconciliation of its market capitalization plus a reasonable control premium to the aggregated implied fair value of all of its reporting units.

If the Company were to determine that the fair value of a reporting unit was less than its carrying value, including goodwill, based upon the annual test or the existence of one or more of the above indicators of impairment, the Company would measure impairment based on a comparison of the implied fair value of reporting unit goodwill with the carrying amount of goodwill. The implied fair value of goodwill is determined by allocating the fair value of a reporting unit to its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the goodwill of the reporting unit. To the extent the carrying amount of reporting unit goodwill is greater than the implied fair value of reporting unit goodwill, the Company would record an impairment charge for the difference. Judgment is required in determining the reporting units and assessing fair value of the reporting units.

The impairment analysis of goodwill is based upon estimates and assumptions relating to future revenue, cash flows, operating expenses, costs of capital and capital purchases. These estimates and assumptions are complex and subject to a significant degree of judgment with respect to certain factors including, but not limited to, the cash flows of long-term operating plans, market and interest rate risk, and risk-commensurate discount rates and cost of capital.

Long-Lived Assets. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of the assets to the estimated undiscounted future cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value.

Fair Value of Financial Instruments. The Company applies fair value accounting for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

Research and Development. Costs incurred in research and development are expensed as incurred. Software development costs are capitalized when a product's technological feasibility has been established through the date the product is available for general release to customers. Other than internal use software, the Company has not capitalized any software development costs, as technological feasibility is generally not established until a working model is completed, at which time substantially all development is complete.

Restructuring and Other Charges. During the years ended December 31, 2010, 2009 and 2008, the Company recorded restructuring charges of $12.4 million, $4.0 million and $4.0 million, respectively. These charges were primarily a result of workforce reductions. Severance charges accounted for a majority of the expense recorded. All charges were recorded in accordance with FASB ASC 420 — *Exit or Disposal Cost Obligations.* In addition to these charges for the year ended December 31, 2008 was a $2.8 million charge related to the write-off of capitalized transaction-related costs associated with the plan to separate the Games business from the Company.

Revenue Recognition. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collection is probable. Physical products are considered delivered to the customer once they have been shipped and title and risk of loss have been transferred. For online sales, the products or services are considered delivered at the time the products or services are made available, digitally, to the end user.

The Company recognizes revenue on a gross or net basis. In most arrangements, the Company contracts directly with end user customers, is the primary obligor and carries all collectability risk. In such arrangements, the Company recognizes revenue on a gross basis. In some cases, the Company utilizes third-party distributors to sell products or services directly to end user customers and carries no collectability risk. In such instances, the Company recognizes revenue on a net basis.

In the Company's direct to consumer business, the Company derives revenue through (1) subscriptions of SuperPass within the Company's Core Products segment and subscriptions sold by the Company's Games segment, (2) sales of content downloads, software and licenses offered by the Company's Core Products, Emerging Products and Games segments and (3) the sale of advertising and the distribution of third-party products on its websites by the Company's Emerging Products and Games segments. Prior to April 1, 2010, the Company's direct to consumer business also included the products and services offered by the Company's Music segment, which were primarily sold by the Company's Rhapsody joint venture. Beginning on April 1, 2010, revenue from the Company's Rhapsody joint venture is no longer consolidated within the Company's financial statements. The Company records its equity in net loss of Rhapsody and is no longer recording any operating or other financial results for the former Music segment.

Consumer subscription products are paid in advance, typically for monthly, quarterly or annual duration. Subscription revenue is recognized ratably over the related subscription time period. Revenue from sales of content downloads, software and licenses is recognized at the time the product is made available, digitally, to the end user. Revenue generated from advertising on the Company's websites and from advertising and the distribution of third-party products included in its products is recognized as revenue at the time of delivery.

The Company also generates revenue through business-to-business channels by providing services within the Company's Core Products segment enabling mobile carriers to deliver audio and video content to their customers and by selling software licenses and products and related support and other services.

Revenue generated from services provided to mobile carriers that enable the delivery of audio and video content to their customers is recognized as the services are provided. Setup fees to build these services are recognized ratably upon launch of the service over the remaining expected term of the service.

A portion of the revenue related to the sale of software licenses and products and related support and other services is recorded as unearned due to undelivered elements including, in some cases, post-delivery support and the right to receive unspecified upgrades or enhancements on a when-and-if-available basis. The amount of revenue allocated to undelivered elements is based on the vendor specific objective evidence of fair value for those elements using the residual method or relative fair value method. Unearned revenue due to undelivered elements is recognized ratably on a straight-line basis over the related products' contract term.

Advertising Expenses. The Company expenses the cost of advertising and promoting its products as incurred. These costs are included in sales and marketing expense and totaled $29.5 million in 2010, $42.5 million in 2009 and $61.9 million in 2008. The Company also incurred $1.1 million, $33.3 million, and $44.2 million of advertising expenses with MTVN, a related party, in 2010, 2009, and 2008, respectively.

Foreign Currency. The functional currency of the Company's foreign subsidiaries is the currency of the country in which the subsidiary operates. Assets and liabilities of foreign operations are translated into U.S. dollars using rates of exchange in effect at the end of the reporting period. The net gain or loss resulting from translation is shown as translation adjustment and included in accumulated other comprehensive income in shareholders' equity. Income and expense accounts are translated into U.S. dollars using average rates of exchange. Gains and losses from foreign currency transactions are included in the consolidated statements of operations. There were no significant gains or losses on foreign currency transactions in 2010, 2009, and 2008.

Derivative Financial Instruments. The Company conducts business internationally in several currencies. As such, it is exposed to adverse movements in foreign currency exchange rates. A portion of these risks are managed through the use of financial derivatives, but fluctuations in foreign exchange rates could impact the Company's results of operations and financial position. The Company's foreign currency risk management program reduces, but does not entirely eliminate, the impact of currency exchange rate movements.

Generally, the Company's practice is to manage foreign currency risk for the majority of material short-term intercompany balances through the use of foreign currency forward contracts. These contracts require the Company to exchange currencies at rates agreed upon at the contract's inception. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the short-term intercompany balances, these financial instruments help alleviate the risk that might otherwise result from certain changes in currency exchange rates. The Company does not designate its foreign exchange forward contracts related to short-term intercompany accounts as hedges and, accordingly, the Company adjusts these instruments to fair value through results of operations. However, the Company may periodically hedge a portion of its foreign exchange exposures associated with material firmly committed transactions and long-term investments.

All derivatives, whether designated in hedging relationships or not, are recorded on the balance sheet at fair value. If the derivative is designated a hedge, then depending on the nature of the hedge, changes in fair value will either be recorded immediately in results of operations, or be recognized in accumulated other comprehensive income until the hedged item is recognized in results of operations.

Accounting for Gains on Sale of Subsidiary Stock. Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, *Non-controlling Interests in Consolidated Financial Statements, an amendment to ARB No. 51* (SFAS 160) which was primarily codified into FASB ASC 810 — *Consolidation* (ASC 810). Current guidance requires that the difference between the carrying amount of the parent's investment in a subsidiary and the underlying net book value of the subsidiary after the issuance of stock by the subsidiary be recorded as an equity transaction. The Company elected to recognize any such gain in its consolidated statements of operations prior to January 1, 2009 as was allowable under generally accepted accounting principles in place at that time if certain recognition criteria were met. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in the Company holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to its investment as the Company no longer consolidates Rhapsody and no longer reports a noncontrolling interest.

Accounting for Taxes Collected from Customers. The Company collects various types of taxes from its customers, assessed by governmental authorities, which are imposed on and concurrent with revenue-producing transactions. Such taxes are recorded on a net basis and are not included in net revenue of the Company.

Income Taxes. The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for temporary differences between financial reporting basis and tax basis of the Company's assets and liabilities and operating loss and tax credit carryforwards. A valuation allowance is established when necessary to reduce deferred tax assets to the amount expected to be realized. Deferred tax assets and liabilities and operating loss and tax credit carryforwards are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and operating loss and tax credit carryforwards are expected to be recovered or settled.

The Company files numerous consolidated and separate income tax returns in the United States including federal, state and local, as well as foreign jurisdictions. With few exceptions, the Company is no longer subject to United States federal income tax examinations for tax years before 2008 or state, local, or foreign income tax examinations for years before 1993. RealNetworks, Inc. and/or subsidiaries are under audit by various states and foreign jurisdictions for certain tax years subsequent to 1993.

Stock-Based Compensation. Stock-based compensation cost is estimated at the grant date based on the award's fair-value as calculated by the Black-Scholes option-pricing model and is recognized as expense over the requisite service period, which is the vesting period. The Black-Scholes model requires various highly judgmental assumptions including volatility in the Company's common stock price and expected option life. If any of the assumptions used in the Black-Scholes model change significantly, stock-based compensation expense may differ materially in the future from the amounts recorded in the consolidated statements of operations. The Company is required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

At December 31, 2010, the Company had equity-based awards outstanding under five stock-based employee compensation plans, which are described more fully in Note 14.

Noncontrolling Interest. The Company records noncontrolling interest expense (benefit) which reflects the portion of the earnings (losses) of majority-owned entities which are applicable to the noncontrolling interest holders in the consolidated statement of operations. Redeemable noncontrolling interests that are redeemable at either fair value or are based on a formula that is intended to approximate fair value follow the Company's historical disclosure only policy for the redemption feature. Redeemable noncontrolling interests that are redeemable at either a fixed price or are based on a formula that is not akin to fair value are reflected as an adjustment to income attributable to common shareholders based on the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature with the remaining amount of accretion to redemption value recorded directly to equity. Net loss attributable to the noncontrolling interest in Rhapsody is included within the consolidated statements of operations and comprehensive income (loss). The Company applied this accounting policy to the noncontrolling interest in Rhapsody that was held by MTVN for periods beginning when Rhapsody was formed in August 2007 through the quarter ended March 31, 2010. Due to the completion of the restructuring of Rhapsody on March 31, 2010, which resulted in the Company holding approximately 47% of the outstanding shares of capital stock of Rhapsody, this accounting policy will no longer apply with respect to the Company's investment as the Company no longer consolidates Rhapsody and no longer reports a noncontrolling interest.

Net Income Per Share. Basic net income (loss) per share available to common shareholders is computed by dividing net income (loss) attributable to common shareholders adjusted for the impact of MTVN's preferred return in Rhapsody by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share available to common shareholders is computed by dividing net income (loss) attributable to common shareholders adjusted for the impact of MTVN's preferred return in Rhapsody by the weighted average number of common and dilutive potential common shares outstanding during the period. Share counts used to compute basic and diluted net income (loss) per share available to common shareholders are calculated as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Net income (loss) available to common shareholders:			
Net income (loss) attributable to common shareholders	$ 5,038	$(216,764)	$(243,878)
Less termination (accretion) of MTVN's preferred return in Rhapsody	3,700	(3,700)	—
Net income (loss) available to common shareholders	$ 8,738	$(220,464)	$(243,878)
Weighted average common shares outstanding used to compute basic net income (loss) per share available to common shareholders	135,577	134,612	140,432
Dilutive potential common shares:			
Stock options and restricted stock	476	—	—
Shares used to compute diluted net income (loss) per share available to common shareholders	136,053	134,612	140,432
Basic net income (loss) per share available to common shareholders	$ 0.06	$ (1.64)	$ (1.74)
Diluted net income (loss) per share available to common shareholders	$ 0.06	$ (1.64)	$ (1.74)

Approximately 19.8 million, 26.1 million, and 39.5 million shares of common stock potentially issuable from stock options during the years ended December 31, 2010, 2009, and 2008, respectively, are excluded from the calculation of diluted net income (loss) per share because of their antidilutive effect.

Accumulated Other Comprehensive Income (loss). The Company's accumulated other comprehensive income (loss) as of December 31, 2010 and 2009 consisted of unrealized gains (losses) on marketable securities and foreign currency translation gains (losses). The tax effect of unrealized gains (losses) on investments and the foreign currency translation gains (losses) has been taken into account, if applicable.

The components of accumulated other comprehensive income are as follows (in thousands):

	December 31,	
	2010	2009
Unrealized gains on investments, net of taxes	$ 17,859	$ 10,183
Foreign currency translation adjustments	(50,402)	(48,797)
Accumulated other comprehensive income (loss)	$(32,543)	$(38,614)

Reclassifications. Certain reclassifications have been made to the 2009 and 2008 consolidated financial statements to conform to the 2010 presentation.

Recently Issued Accounting Standards. With the exception of those discussed below, there have been no recent accounting pronouncements or changes in accounting pronouncements during the year ended December 31, 2010, as compared to the recent accounting pronouncements described in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, that are of significance, or potential significance to the Company.

In September 2009, the FASB ratified Accounting Standards Update (ASU) 2009-13 (ASU 2009-13) (previously Emerging Issues Task Force (EITF) Issue No. 08-1, *Revenue Arrangements with Multiple Deliverables* (EITF 08-1)). ASU 2009-13 superseded EITF 00-21 and addresses criteria for separating the consideration in multiple-element arrangements. ASU 2009-13 will require companies to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of vendor-specific objective evidence or other third-party evidence of the selling price. ASU 2009-13 was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company anticipates no material impact of the adoption of ASU 2009-13 on its consolidated results of operations and financial condition.

In September 2009, the FASB ratified ASU 2009-14 (ASU 2009-14) (previously EITF No. 09-3, *Certain Revenue Arrangements That Include Software Elements).* ASU 2009-14 modifies the scope of Software Revenue Recognition to exclude (a) non-software components of tangible products and (b) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product's essential functionality. ASU 2009-14 was effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. The Company anticipates no material impact of the adoption of ASU 2009-14 on its consolidated results of operations and financial condition.

Note 2. Stock-Based Compensation

Stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period, which is the vesting period. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards. The Company recognizes compensation cost related to options granted on a straight-line basis over the applicable vesting period.

The expected term of the options represents the estimated period of time until exercise and is based on historical experience of similar awards, including the contractual terms, vesting schedules, and expectations of future employee behavior. Expected stock price volatility is based on a combination of historical volatility of the Company's stock for the related expected term and the implied volatility of its traded options. The risk-free interest rate is based on the implied yield available on U.S. Treasury zero-coupon issues with a term equivalent to the expected term of the stock options. The Company has not paid dividends in the past.

The fair value of options granted was determined using the Black-Scholes model and the following weighted average assumptions:

	Years Ended December 31,		
	2010	2009	2008
Expected dividend yield	0%	0%	0%
Risk-free interest rate	1.56%	1.78%	2.60%
Expected term (years)	4.0	4.2	4.2
Volatility	62%	63%	45%

Stock-based compensation expense recognized in the Company's consolidated statements of operations is as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Cost of service revenue	$ 1,189	$ 1,653	$ 2,570
Research and development	3,215	8,327	8,410
Sales and marketing	3,788	4,830	5,860
General and administrative	4,011	6,650	6,691
Total stock-based compensation expense	$12,203	$21,460	$23,531

No stock-based compensation was capitalized as part of the cost of an asset as of December 31, 2010, 2009, or 2008. As of December 31, 2010, the Company had $12.8 million of total unrecognized compensation cost, net of estimated forfeitures, related to stock options. The unrecognized compensation cost is expected to be recognized over a weighted-average period of approximately three years.

For further information related to the Company's equity compensation plans see Note 14, *Shareholders' Equity*.

Note 3. Rhapsody Joint Venture

Restructuring of Rhapsody

As described in Note 1, Summary of Significant Accounting Policies, the Company initially formed in August 2007 a joint venture with MTVN to own and operate a business-to-consumer digital audio music service known as Rhapsody. Prior to March 31, 2010, the Company owned 51% of the outstanding equity interests of Rhapsody and MTVN owned the remaining 49%. On March 31, 2010, restructuring transactions involving Rhapsody were completed, and Rhapsody was converted from a limited liability company to a corporation. Following the completion of the restructuring transactions, RealNetworks owned approximately 47%, MTVN owned 47%, and two minority stockholders held slightly more than 5% of the outstanding shares of capital stock of Rhapsody.

As part of the March 31, 2010 restructuring, RealNetworks contributed $18.0 million in cash, the Rhapsody brand and certain other assets, including content licenses, in exchange for shares of convertible preferred stock of Rhapsody, carrying a $10.0 million preference upon certain liquidation events. RealNetworks also repurchased the international radio business that was previously contributed to Rhapsody by RealNetworks. MTVN contributed a $33.0 million advertising commitment in exchange for shares of common stock of Rhapsody, and MTVN's previous obligation to provide advertising of approximately $111 million as of December 31, 2009 was cancelled. In addition, the put and call rights held by RealNetworks and MTVN and MTVN's rights to receive a preferred return in connection with the exercise of MTVN's put right were terminated. RealNetworks is also providing certain operational transition services to Rhapsody. These transition services are expected to be completed in 2011. Rhapsody is governed by a board of directors with two directors appointed by each of the Company and MTVN and one independent director appointed by mutual agreement of the Company and MTVN.

Effective March 31, 2010, RealNetworks no longer has a controlling interest in Rhapsody and therefore, the operating results of Rhapsody are accounted for under the equity method of accounting for investments, and the Company's proportionate share of the income or loss is recognized as a component of other income and expense, net in the Company's consolidated statements of operations in periods subsequent to March 31, 2010. As a result of the deconsolidation of Rhapsody's operations from the Company's financial statements, the Company will no longer record any operating results for its Music segment for periods subsequent to March 31, 2010. The Company now reports its share of Rhapsody's income or losses as "Equity in net loss of Rhapsody and other equity method investments" in "Other income (expense)." The removal of these assets and liabilities and the creation of the initial equity method investment resulted in a one-time net gain of $10.9 million recorded in other income and expense, net in the Company's consolidated statement of operations, at which time the Company determined the fair value of its retained equity interest of approximately 47% to be approximately $29.7 million as of March 31, 2010. The Company recorded its share of losses in the operations of Rhapsody of approximately $14.2 million for the nine month period from April 1, 2010 to December 31, 2010. These losses reduced the original carrying value of the equity investment accordingly to approximately $15.5 million as of December 31, 2010.

As mentioned above, MTVN's preferred return rights were terminated in connection with the restructuring of Rhapsody. Prior to the restructuring, if the appraised value of Rhapsody at a redemption date was less than $436.3 million, then the exercise price of the put right would have included a preferred return to MTVN. The Company previously elected to accrete any excess of the redemption value over the carrying amount of the noncontrolling interest as an adjustment to income attributable to common shareholders, and adjusted earnings per share for the current quarter's accretion of the difference between accretion as calculated using the terms of the redemption feature and the accretion entry for a hypothetical fair value redemption feature. Due to the termination of MTVN's preferred return rights at the completion of the restructuring, the Company decreased the noncontrolling interest that was on its consolidated balance sheet on March 31, 2010 prior to the transaction described above by $10.4 million as part of the deconsolidation transactions, of which $3.7 million was an adjustment to income attributable to common shareholders for the purposes of calculating earnings per share for the year ended December 31, 2010.

Summarized financial information for Rhapsody for the period accounted for under the equity method is as follows (in thousands);

	Nine Months Ended December 31, 2010
Statements of Operations Data:	
Net revenue	$ 91,279
Gross profit	25,702
Net loss	(31,007)

	As of December 31, 2010
Balance Sheet Data:	
Current assets	$36,391
Non-current assets	16,748
Current liabilities	32,117
Non-current liabilities	7,494

The March 31, 2010 transaction described above was accounted for as a business combination by Rhapsody. The summarized financial information included above may be subject to additional purchase allocation adjustments as Rhapsody is still within the allocation period and is in the process of finalizing certain asset valuations and other opening balance sheet amounts.

Note 4. Fair Value Measurements

The Company measures certain financial assets at fair value on a recurring basis, including cash equivalents, short-term investments, and equity investments. The fair value of these financial assets was determined based on three levels of inputs:

- Level 1: Observable inputs such as quoted prices in active markets for identical assets or liabilities

- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; these include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions

Items Measured at Fair Value on a Recurring Basis

The following table presents information about the Company's financial assets that have been measured at fair value (in thousands) on a recurring basis as of December 31, 2010 and 2009 and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair value.

	Fair Value Measurements as of December 31, 2010			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$ 44,348	$ 44,348	$—	$—
Corporate notes and bonds	120,984	120,984	—	—
U.S. government agency securities	3,700	3,700	—	—
Short-term investments				
Corporate notes and bonds	76,157	76,157	—	—
U.S. government agency securities	22,146	22,146	—	—
Restricted cash	10,000	10,000	—	—
Equity investments				
Publicly traded investments	27,541	27,541	—	—
Total	$304,876	$304,876	$—	$—

	Fair Value Measurements as of December 31, 2009			
	Total	Level 1	Level 2	Level 3
	(In thousands)			
Cash equivalents				
Money market funds	$223,909	$223,909	$—	$—
Short-term investments				
Corporate notes and bonds	73,462	73,462	—	—
U.S. government agency securities	34,408	34,408	—	—
Restricted cash	13,700	13,700	—	—
Equity investments				
Publicly traded investments	19,503	19,503	—	—
Total	$364,982	$364,982	$—	$—

Investments in marketable securities classified as short-term investments and equity investments of public companies are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The Company carries its equity investments in private companies at cost and no fair value is derived on a recurring basis. The Company has consistently applied these valuation techniques in all periods presented.

Items Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities of the Company are measured at estimated fair value on a non-recurring basis. These instruments are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The Company performed a valuation using Level 3 inputs of its investment in the Rhapsody joint venture as of March 31, 2010. The Company performed the analysis as a result of the restructuring and related deconsolidation of Rhapsody, which is further described in Note 3, Rhapsody Joint Venture. The fair value analysis used multiple valuation models and was based on assumptions of future results made by management, including operating and cash flow projections.

The Company also performed a valuation of its goodwill as of June 30, 2009 using Level 3 inputs and recorded goodwill impairment charges of $175.6 million during the quarter ended June 30, 2009. See Note 10, *Goodwill* for a description of the inputs, valuation techniques and other information used to determine the fair value of the Company's goodwill as of June 30, 2009 and the related impairments.

Note 5. Cash, Cash Equivalents, Short-Term Investments, and Restricted Cash Equivalents

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2010 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 66,986	$ —	$ —	$ 66,986
Money market mutual funds	44,348	—	—	44,348
Corporate notes and bonds	120,984	—	—	120,984
U.S. Government agency securities	3,700	—	—	3,700
Total cash and cash equivalents	236,018	—	—	236,018
Short-term investments:				
Corporate notes and bonds	75,962	221	(26)	76,157
U.S. Government agency securities	22,126	23	(3)	22,146
Total short-term investments	98,088	244	(29)	98,303
Total cash, cash equivalents, and short-term investments	$334,106	$244	$(29)	$334,321
Restricted cash equivalents	$ 10,000	$ —	$ —	$ 10,000

Cash, cash equivalents, short-term investments, and restricted cash equivalents as of December 31, 2009 consist of the following (in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Cash and cash equivalents:				
Cash	$ 53,121	$ —	$ —	$ 53,121
Money market mutual funds	223,909	—	—	223,909
Total cash and cash equivalents	277,030	—	—	277,030
Short-term investments:				
Corporate notes and bonds	72,731	732	(1)	73,462
U.S. Government agency securities	34,560	5	(157)	34,408
Total short-term investments	107,291	737	(158)	107,870
Total cash, cash equivalents, and short-term investments	$384,321	$737	$(158)	$384,900
Restricted cash equivalents	$ 13,700	$ —	$ —	$ 13,700

At December 31, 2009, restricted cash equivalents and investments represent cash equivalents and short-term investments pledged as collateral against two letters of credit for a total of $13.7 million in connection with two lease agreements. During the quarter ended June 30, 2010, the Company completed its obligation with one of the two lease agreements, and as a result, $3.7 million of restricted cash equivalents and investments was reclassified into cash and cash equivalents resulting in restricted cash equivalents totaling $10.0 million as of December 31, 2010.

Realized gains or losses on sales of available-for-sale securities for 2010, 2009, and 2008 were not significant.

Changes in estimated fair values of short-term investments are primarily related to changes in interest rates and are considered to be temporary in nature.

The contractual maturities of short-term investments at December 31, 2010 are as follows (in thousands):

	Amortized Cost	Estimated Fair Value
Within one year	$71,920	$72,045
Between one year and five years	26,168	26,258
Between five year and fifteen years	—	—
Total short-term investments	$98,088	$98,303

Note 6. Allowance for Doubtful Accounts Receivable and Sales Returns

Activity in the allowance for doubtful accounts receivable is as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	$ 2,912	$ 3,532	$1,117
Additions charged to expenses	114	1,523	2,759
Amounts written off	(1,364)	(2,117)	(469)
Effects of foreign currency translation	(133)	(28)	125
Balance, end of year	$ 1,529	$ 2,912	$3,532

Activity in the allowance for sales returns is as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	$ 1,012	$ 1,099	$ 1,338
Additions charged to revenue	3,175	2,840	3,102
Amounts written off	(3,149)	(2,927)	(3,347)
Effects of foreign currency translation	1	—	6
Balance, end of year	$ 1,039	$ 1,012	$ 1,099

One customer accounted for 15% of trade accounts receivable as of December 31, 2010. Two customers accounted for 18% and 10% of trade accounts receivable, respectively, as of December 31, 2009.

No one customer accounted for more than 10% of total revenue during the years ended December 31, 2010, 2009 and 2008.

Note 7. Deferred Costs

Deferred costs, consisting of costs being amortized over the respective contract lives, are as follows (in thousands):

	December 31,	
	2010	2009
Deferred costs	$27,574	$15,374
Less current portion	9,173	5,192
Deferred costs, non-current portion	$18,401	$10,182

The Company defers certain costs on projects for service revenues and system sales. Deferred costs consist primarily of direct and incremental costs to customize and install systems, as defined in individual customer contracts, including costs to acquire hardware and software from third parties and payroll and related costs for employees and other third parties. Deferred costs are capitalized during the implementation period.

The Company recognizes such costs as a component of cost of revenue, the timing of which is dependent upon the revenue recognition policy by contract. For revenue recognized under the completed contract method, costs are deferred until the products are delivered, or upon completion of services or, where applicable, customer acceptance. For revenue recognized under the percentage of completion method, costs are recognized as products are delivered or services are provided. For revenue recognized ratably over the term of the contract, costs are also recognized ratably over the term of the contract, commencing on the date of revenue recognition. At each balance sheet date, the Company reviews its deferred costs to ensure they are ultimately recoverable. Any anticipated losses on uncompleted contracts are recognized when evidence indicates the estimated total cost of a contract exceeds its estimated total revenue or if actual deferred costs exceed contractual revenue. As of December 31, 2008, the Company determined that the total estimated costs associated with certain projects exceeded the total estimated revenues expected to be recognized on those projects. As a result, the Company impaired approximately $10.8 million in deferred project costs. In addition, the Company assessed the recovery of recoupable royalty advances paid to certain content providers. As of December 31, 2008, the Company determined that approximately $8.8 million in royalty advances was not recoverable and therefore charged to expense. Both charges were included in impairment of deferred project costs and prepaid royalties in the accompanying consolidated statements of operations and comprehensive income for the year ended December 31, 2008. No such charges existed in 2010 or 2009.

Assessing the recoverability of deferred project costs and prepaid royalty advances is based on significant assumptions and estimates, including future revenue and cost of sales. Significant or sustained decreases in revenue or increases in cost of sales in future periods could result in additional impairments of deferred project costs and prepaid royalty advances. The Company cannot accurately predict the amount and timing of such impairments. Should the value of deferred project costs or prepaid royalty advances become impaired, the Company would record the appropriate charge, which could have a material adverse effect on its financial condition or results of operations.

Note 8. Available for Sale Securities

The Company has certain available for sale securities in which the Company holds less than a 20 percent voting interest. Publicly traded investments are accounted for at market value. Changes in the market value of the investments are recognized as unrealized gains (losses), net of income tax, and are recorded in the accompanying consolidated balance sheets as a component of accumulated other comprehensive income. Private company investments are recorded at cost.

Summary of available for sale securities is as follows (in thousands):

	2010		2009	
	Cost	Carrying Value	Cost	Carrying Value
Available for sale securities	$10,765	$27,541	$10,765	$19,503

As of December 31, 2010 and 2009, the carrying value of equity investments in publicly traded companies consists primarily of J-Stream Inc. (J-Stream), a Japanese media services company, and LoEn Entertainment, a Korean digital music distribution company. These equity investments are accounted for as available-for-sale. The market value of the shares of J-Stream increased from the original cost of $812,000 to a carrying value of $5.7 million and $3.3 million as of December 31, 2010 and 2009, respectively. The investment in LoEn Entertainment increased from the original cost of $9.9 million to a carrying value of $21.8 million and $16.2 million as of December 31, 2010 and 2009, respectively. Although the carrying value of the available for sale securities was $27.5 million at December 31, 2010, there can be no assurance that any gain can be realized through the disposition of these shares.

Note 9. Other Intangible Assets

Other intangible assets consist of the following (in thousands):

	Gross Amount	Accumulated Amortization	Net
Customer relationships	$28,841	$23,235	$ 5,606
Developed technology	26,534	25,362	1,172
Patents, trademarks and tradenames	5,334	5,250	84
Service contracts	6,122	6,032	90
Total other intangible assets, December 31, 2010	$66,831	$59,879	$ 6,952
Total other intangible assets, December 31, 2009	$78,128	$67,478	$10,650

In the quarter ended September 30, 2010, the Company acquired Backstage Technologies Incorporated (Backstage), a social games company based in Canada, for approximately $6.0 million and identified other intangible assets associated with the acquisition of approximately $1.7 million.

Amortization expense related to other intangible assets during the years ended December 31, 2010, 2009, and 2008 was $4.7 million, $8.8 million, and $22.9 million, respectively.

As of December 31, 2010 estimated future amortization of other intangible assets is as follows (in thousands):

2011	$2,882
2012	2,467
2013	1,603
2014	—
2015	—
Thereafter	—
Total	$6,952

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets may not be recoverable. If the carrying amount of an asset is not recoverable, an impairment loss is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value, which is generally determined as the present value of estimated future cash flows. The impairment analysis is based on significant assumptions of future results made by management, including operating and cash flow projections. The Company determined that the net book value related to certain intangible assets exceeded the fair value attributable to such intangible assets as of December 31, 2008. As a result, the Company recorded charges of $57.6 million as impairments of long-lived assets within its consolidated statements of operations and comprehensive income in 2008. No such impairments were recognized in either 2010 or 2009.

The impairment analysis for long-lived assets is based on significant assumptions of future results made by management, including revenue and cash flow projections. Significant or sustained declines in future revenue or cash flows, or adverse changes in the Company's business climate, among other factors, could result in the need to perform an impairment analysis in future interim periods. The Company cannot accurately predict the amount and timing of any impairment of long-lived assets. Should the value of its long-lived assets become impaired, it would record the appropriate charge, which could have an adverse effect on its financial condition and results of operations.

Note 10. Goodwill

Changes in goodwill are as follows (in thousands):

	2010	2009
Balance, beginning of year		
Goodwill	$ 310,653	$ 310,334
Accumulated impairment losses	(310,653)	(135,070)
	—	175,264
Changes in Goodwill		
Increases due to current year acquisitions	4,638	—
Impairment of goodwill	—	(175,583)
Effects of foreign currency translation	322	319
	4,960	—
Balance, end of year		
Goodwill	315,613	310,653
Accumulated impairment losses	(310,653)	(310,653)
	$ 4,960	$ —

In the quarter ended September 30, 2010, the Company acquired Backstage for approximately $6.0 million and recorded goodwill associated with the acquisition of $4.6 million. As of December 31, 2010, the entire balance of goodwill related to the Company's Games segment.

During the quarter ended June 30, 2009, the Company determined that the implied fair value of goodwill was zero for each of its reporting units. As a result, the Company impaired $175.6 million, the remaining amount of its goodwill, during the quarter ended June 30, 2009. No other impairments of goodwill and long-lived assets were recorded in 2009.

As part of the Company's annual goodwill impairment testing during the quarter ended December 31, 2008, the Company determined that the carrying value for two of its historical reporting units exceeded their respective fair values, indicating that goodwill within each reporting unit was potentially impaired. The Company performed an analysis to determine the implied fair value of goodwill and recorded an impairment of goodwill of approximately $135.1 million as a result.

Note 11. Accrued and Other Liabilities

Accrued and other liabilities consist of (in thousands):

	December 31,	
	2010	2009
Royalties and costs of sales and fulfillment	$30,190	$ 53,693
Employee compensation, commissions and benefits	19,353	20,077
Sales, VAT and other taxes payable	13,104	16,907
Legal fees and contingent legal fees	536	5,251
Deferred tax liabilities—current	12,162	8,622
Other	10,357	20,384
Total	$85,702	$124,934

Note 12. Loss on Excess Office Facilities

In June 2010, the Company implemented a business and operational reorganization which led to the reduction of its use of office space in its corporate headquarters in Seattle, Washington and one of its offices in Europe. As a result, the Company recorded losses of $7.4 million during the year ended December 31, 2010. These losses represented approximately $5.5 million of rent and contractual operating expenses over the remaining life of the lease, and approximately $1.6 million for the write-down of leasehold improvements to their estimated fair value. The Company regularly evaluates the market for office space. If the market for such space changes further in future periods, the Company may have to revise its estimates which may result in future gains or losses on excess office facilities.

The total accrued loss of $4.5 million and $3.2 million for estimated future losses on excess office facilities at December 31, 2010 and 2009, respectively, is shown net of expected future sublease income of $0.1 million and $2.1 million, respectively, which was committed under sublease contracts at the time of the estimate. The Company regularly evaluates the market for office space in the cities where it has operations.

Changes to the accrued losses on excess office facilities are as follows (in thousands):

	December 31,	
	2010	2009
Accrued loss, beginning of year	$ 3,228	$ 7,210
Additional accrued loss on excess office facilities resulting from 2010 restructuring	7,396	—
Less writedown-down of leasehold improvements	(1,552)	—
Less amounts paid on accrued loss on excess office facilities, net of sublease income	(4,548)	(3,982)
Accrued loss on excess office facilities, December 31, 2010	4,524	3,228
Less current portion	(1,144)	(3,228)
Accrued loss on excess office facilities, non-current portion	$ 3,380	$ —

Note 13. Convertible Debt

During 2003, the Company issued $100.0 million aggregate principal amount of zero coupon convertible subordinated notes due July 1, 2010, pursuant to Rule 144A under the Securities Act of 1933, as amended. The notes were subordinated to any Company senior debt and are also effectively subordinated in right of payment to all indebtedness and other liabilities of its subsidiaries. The notes were convertible into shares of the Company's common stock based on an initial effective conversion price of $9.30 if (1) the closing sale price of the Company's common stock exceeded $10.23, subject to certain restrictions, (2) the notes were called for redemption, (3) the Company made a significant distribution to its shareholders or became party to a transaction that would result in a change in control, or (4) the trading price of the notes fell below 95% of the value of common stock that the notes are convertible into, subject to certain restrictions; one of which allowed the Company, at its discretion, to issue cash or common stock or a combination thereof upon conversion. As a result of this issuance, the Company received proceeds of $97.0 million, net of offering costs. The offering costs were included in other assets and were being amortized over a 5-year period. Interest expense from the amortization of offering costs in the amount of $0.3 million was recorded in interest income, net during the year ended December 31, 2008. During the quarter ended September 30, 2008, the Company repurchased $100.0 million of its outstanding convertible debt. After the repurchase, no convertible debt remains outstanding.

Note 14. Shareholders' Equity

Preferred Stock. Each share of Series A preferred stock entitles the holder to one thousand votes and dividends equal to one thousand times the aggregate per share amount of dividends declared on the common stock. There are no shares of Series A preferred stock outstanding.

Undesignated preferred stock will have rights and preferences that are determinable by the Board of Directors when determination of a new series of preferred stock has been established.

Shareholder Rights Plan. On December 2, 2008, the Company and Mellon Investor Services LLC entered into an Amended and Restated Shareholder Rights Plan (Amended and Restated Rights Plan) which amended and restated the existing Shareholder Rights Plan dated December 4, 1998, as amended (Existing Rights Plan). In connection with the Existing Rights Plan, on October 16, 1998, the Company's board of directors declared a dividend of a right to purchase one one-thousandth of a share of the Company's Series A preferred stock (Right) for each outstanding share of the Company's common stock on December 14, 1998 (Record Date). Each share of common stock issued after the Record Date will be issued with an attached Right. The Rights will not immediately be exercisable and detachable from the common stock. The Rights will become exercisable and detachable only following the earlier of the acquisition of the Company by a person or a group of 15 percent or more of the outstanding common stock or ten days following the announcement of a tender or exchange offer for 15 percent or more of the outstanding common stock (Distribution Date). Notwithstanding the foregoing, Robert Glaser, the Company's Chairman of the Board of Directors, is excluded as a person who can trigger the Distribution Date so long as he does not increase his beneficial ownership of shares of the Company's common stock above the number of shares he holds as of the date of the Amended and Restated Rights Plan, except for shares of the Company's common stock he acquires from the exercise of stock options or from stock awards granted to him in connection with his employment with the Company. After the Distribution Date, each Right will entitle the holder to purchase for $30.00 (Exercise Price) one one-thousandth (1/1000th) of a share of the Company's Series A preferred stock with economic terms similar to that of one share of the Company's common stock. Upon a person or a group acquiring 15 percent or more of the outstanding common stock, each Right will allow the holder (other than the acquirer) to purchase common stock or securities of the Company having a then current market value of two times the Exercise Price of the Right. In the event that following the acquisition of 15 percent of the common stock by an acquirer, the Company is acquired in a merger or other business combination or 50 percent or more of the Company's assets or earning power are sold, each Right will entitle the holder to purchase for the Exercise Price, common stock or securities of the acquirer having a then current market value of two times the Exercise Price. In certain circumstances, the Rights may be redeemed by the Company at a redemption price of $0.001 per Right. If not earlier exchanged or redeemed, the Rights will expire on December 2, 2018.

Equity Compensation Plans. The Company has equity-based awards outstanding under five equity compensation plans (Plans) to compensate employees and Directors for past and future services. Generally, options vest based on continuous employment, over a two, four or five-year period. The options expire in either seven, ten, or twenty years from the date of grant and are exercisable at the fair market value of the common stock at the grant date.

Restricted Stock Units and Awards. In 2010, 2009, and 2008, the Company granted restricted stock units and awards representing 284,982, 50,136, and 926,351 shares of common stock, respectively, pursuant to the Company's 2005 Stock Incentive Plan (2005 Plan). The weighted average fair value of restricted stock units and awards granted was $3.17, $2.77, and $6.08 in 2010, 2009, and 2008, respectively. Each restricted stock unit granted or cancelled either reduces or increases the shares available for grant under the 2005 Plan by a specified factor set forth in the 2005 Plan. This factor by which restricted stock units affect the shares available for grant was changed from 1.6 shares to 2.2 shares as of June 25, 2007 and was subsequently changed back to 1.6 shares, effective December 17, 2009.

A summary of stock options and restricted stock units activity is as follows:

	Shares Available for Grant in (000's)	Options Outstanding Number of Shares in (000's)	Options Outstanding Weighted Average Exercise Price	Weighted Average Fair Value Grants
Balances, December 31, 2007	8,145	42,495	$7.76	
Options granted at common stock price	(7,397)	7,397	6.08	2.38
Stock awards and restricted stock units granted	(2,038)			6.08
Stock awards and restricted stock units cancelled	171			
Options exercised	—	(1,526)	5.23	
Options cancelled	8,831	(8,831)	8.22	
Balances, December 31, 2008	7,712	39,535	7.41	
Options granted at common stock price	(3,247)	3,247	3.00	1.50
Stock awards and restricted stock units granted	(109)			2.77
Stock awards and restricted stock units cancelled	225			
Options cancelled as part of stock option exchange(1)	5,097	(18,939)	7.90	
Options granted as part of stock option exchange(1)	—	8,064	3.63	
Options exercised	—	(36)	1.49	
Options cancelled	5,773	(5,773)	7.51	
Balances, December 31, 2009	15,451	26,098	6.11	
Options granted at common stock price	(7,007)	7,007	3.89	1.87
Stock awards and restricted stock units granted	(456)			3.17
Stock awards and restricted stock units cancelled	447			
Options exercised	—	(530)	2.95	
Options cancelled	10,340	(10,340)	5.34	
Balances, December 31, 2010	18,775	22,235	4.92	

(1) The Company's stock option exchange program and the amended and restated 2005 Stock Incentive Plan used a specific calculation to determine the number of shares available for grant immediately after the exchange. Based on this calculation, the number of shares available as of December 17, 2009 was 15.9 million shares. This resulted in an increase of the previously outstanding number available for grant by approximately 5.1 million shares.

Annual Report

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options Outstanding			Options Exercisable	
Exercise Prices	Number of Shares (in 000's)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number of Shares (in 000's)	Weighted Average Exercise Price
$0.02 — $3.00	2,845	6.19	$ 2.64	699	$ 1.83
$3.04 — $3.60	1,806	6.31	3.29	307	3.17
$3.61 — $3.63	5,357	5.79	3.63	4,852	3.63
$3.64 — $4.27	2,820	6.65	4.03	1,052	3.84
$4.42 — $5.01	2,308	5.05	4.70	880	4.86
$5.03 — $6.09	2,799	5.25	5.86	2,237	5.84
$6.12 — $7.69	2,362	5.61	6.97	2,088	7.00
$7.85 — $11.62	1,817	2.45	8.74	1,785	8.75
$30.56 — $30.56	1	9.28	30.56	1	30.56
$46.00 — $46.00	120	8.32	46.00	120	46.00
	22,235	5.57	$ 4.92	14,021	$ 5.49

The aggregate intrinsic value of options outstanding and options exercisable as of December 31, 2010 was $9.7 million and $5.1 million, respectively.

Employee Stock Purchase Plan. In 2007, the Company adopted the 2007 Employee Stock Purchase Plan (2007 ESPP) to replace the 1998 Employee Stock Purchase Plan, which expired on December 31, 2007 following the conclusion of the final offering period. There are 3.5 million shares of common stock reserved for issuance under the 2007 ESPP (giving effect to the additional 2.0 million shares authorized for issuance in October 2010), and there were 4.0 million shares of common stock reserved for issuance under the 1998 ESPP. Under the 1998 ESPP and the 2007 ESPP, an eligible employee may purchase shares of common stock, based on certain limitations, at a price equal to 85 percent of the fair market value of the common stock at the end of the semi-annual offering periods. Under the 2007 ESPP, 361,000, 511,000 and 394,000 shares at a weighted average fair value of the employee stock purchase rights of $0.58, $0.49 and $0.72 were purchased during the years ended December 31, 2010, 2009 and 2008, respectively.

Repurchase of Common Stock. The Company's Board of Directors had previously authorized share repurchase programs for the repurchase of its outstanding common stock, and all repurchases have been made pursuant to these authorized programs. During 2008, the Company repurchased 10.0 million shares for an aggregate value of $50.2 million at an average cost of $5.04 per share. The purchases made through December 31, 2008 completed the authorized amount for all of the repurchase programs.

Stock Option Exchange. On September 21, 2009, RealNetworks' shareholders approved a proposal to allow for a one-time stock option exchange program designed to provide eligible employees an opportunity to exchange certain outstanding underwater stock options for a lesser amount of new options to be granted with lower exercise prices. Stock options eligible for exchange were those with an exercise price per share greater than $4.48. On November 19, 2009, the Company commenced the option exchange program, which expired on December 17, 2009. A total of 18.9 million eligible stock options were tendered by employees, representing 72% of the total stock options eligible for exchange. Section 16 officers and directors of the Company were not eligible to participate in the exchange. On December 17, 2009, the Company granted an aggregate of 8.1 million new stock options in exchange for the eligible stock options surrendered. The exercise price of the new stock options was $3.63, which was the closing price of the Company's common stock on December 17, 2009. The new stock options were granted under the 2005 Plan. No incremental stock option expense was recognized for the exchange because the fair value of the new options, using standard employee stock option valuation techniques, was not greater than the fair value of the surrendered options they replaced.

Note 15. Income Taxes

Components of income (loss) before income taxes are as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
United States operations	$(49,650)	$(191,738)	$ (88,292)
Foreign operations	15,327	(47,970)	(171,313)
Income (loss) before income taxes	$(34,323)	$(239,708)	$(259,605)

Components of income tax expense (benefit) are as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Current:			
United States federal	$(45,844)	$(3,400)	$ 6,360
State and local	(379)	457	(2,449)
Foreign	9,150	2,009	10,333
Total current	(37,073)	(934)	14,244
Deferred:			
United States federal	—	5,741	33,603
State and local	—	(741)	1,044
Foreign	622	(745)	(23,063)
Total deferred	622	4,255	11,584
Total income tax expense (benefit)	$(36,451)	$ 3,321	$ 25,828

Income tax expense differs from "expected" income tax expense (computed by applying the U.S. federal income tax rate of 35%) due to the following (in thousands):

	Years Ended December 31,		
	2010	2009	2008
United States federal tax expense (benefit) at statutory rate	$(12,013)	$(83,898)	$(90,862)
State taxes, net of United States federal tax benefit	(379)	(284)	(1,405)
Change in valuation allowance	13,191	16,207	50,154
Non-deductible stock compensation	992	1,551	1,758
Non-deductible goodwill impairment charge	—	54,740	38,750
Impact of non-U.S. jurisdictional tax rate difference	(1,173)	5,206	13,666
Non-taxable income attributable to noncontrolling interest	1,018	9,193	14,544
Extraterritorial Income Exclusion and previously acquired NOLs	(32,232)	—	—
Research and development tax credit	(2,053)	(1,727)	(2,192)
Increase/(reversal) of unrecognized tax benefits	(4,410)	2,137	1,536
Other	608	196	(121)
Total income tax expense (benefit)	$(36,451)	$ 3,321	$ 25,828

Net deferred tax assets are comprised of the following (in thousands):

	December 31,	
	2010	2009
Deferred tax assets:		
United States federal net operating loss carryforwards	$ 29,411	$ 18,740
Deferred expenses	6,515	20,634
Research and development tax credit carryforwards	21,063	—
Alternative minimum tax credit carryforward	3,068	—
Net unrealized loss on investments	11,512	10,924
Capital loss carryforwards	5,302	9,910
Accrued loss on excess office facilities	1,696	1,199
Stock-based compensation	15,124	17,688
State net operating loss carryforwards	5,702	4,611
Foreign net operating loss carryforwards	3,092	6,157
Deferred revenue	1,150	493
Equipment, software, and leasehold improvements	10,285	6,304
Basis difference in majority owned partnership	—	4,853
Intangibles	47	3,426
Other	7,502	8,348
Gross deferred tax assets	121,469	113,287
Less valuation allowance	106,169	101,025
Gross deferred tax assets, net of valuation allowance	15,300	12,262
Deferred tax liabilities:		
Other intangible assets	(1,297)	(1,408)
Net unrealized gains on investments	(7,088)	(1,121)
Other	(1,236)	(1,380)
Prepaid expenses	(2,184)	(2,522)
Capitalized software development costs	(2,971)	(4,267)
Gross deferred tax liabilities	(14,776)	(10,698)
Net deferred tax assets	$ 524	$ 1,564

Income tax receivables were $14.6 million and $7.8 million at December 31, 2010 and 2009, respectively. The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the appropriate taxing jurisdictions. In 2010, the Company has continued to provide a valuation allowance on the deferred tax assets that the Company believes are not more likely than not to be realized.

The net change in valuation allowance was a $5.1 million and $10.0 million increase during the years ended December 31, 2010 and 2009, respectively. The 2010 net increase in valuation allowance is caused by the Company not being able to project future income in most jurisdictions.

The Company's United States federal net operating loss carryforwards totaled $84.0 million and $53.5 million at December 31, 2010 and 2009, respectively. These net operating loss carryforwards begin to expire between 2011 and 2030. In 2010, the remaining net operating loss carryforwards are from the U.S. taxable loss in 2010 and acquired subsidiaries that are limited under Internal Revenue Code Section 382. The Company's United States federal research and development tax credit carryforward totaled $21.0 million and $0 at December 31, 2010 and 2009, respectively, as a result of the Internal Revenue Service (IRS) audit. The research and development credit carryforwards expire between 2020 and 2030. The Company's alternative minimum tax credit carryforward totaled $3.1 million and $0 at December 31, 2010 and December 31, 2009, respectively, as a result of the IRS audit; the alternative minimum tax credit can be carried forward indefinitely. The Company has not provided for U.S. deferred income taxes or withholding taxes on certain non-U.S. subsidiaries' undistributed earnings. These earnings are intended to be permanently reinvested in operations outside of the U.S. If these amounts were distributed to the U.S., in the form of dividends or otherwise, the Company could be subject to additional U.S. income taxes. It is not practicable to determine the U.S. federal income tax liability or benefit on such earnings due to the availability of foreign tax credits and the complexity of the computation, if such earnings were not deemed to be permanently reinvested.

The Company received a cash payment of approximately $30.0 million as the result of a refund of federal taxes the Company previously paid. The Company received the refund following an Internal Revenue Service (IRS) examination covering the periods from 2005 to 2007. The refund related primarily to allowed deductions and taxes on foreign sales associated with the Company's 2005 antitrust settlement with Microsoft Corporation. The Company recorded the cash proceeds from the refund as an income tax benefit in its statement of operations and recognized other income tax benefits related to the examination, including the reversal of a liability for uncertain tax positions.

The Company recognizes tax liabilities in accordance with FASB ASC 740 (previously FIN No. 48, *Accounting for Uncertainty in Income Taxes*), which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. This pronouncement prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in the Company's tax returns. As of December 31, 2010 and December 31, 2009, the Company had $14.0 million and $59.8 million of unrecognized tax benefits, respectively. The decrease in unrecognized tax benefits is the result of a release of $57.2 million due to the closure of the IRS examination mentioned above and an increase of $11.3 million due to transfer pricing risk in foreign jurisdictions and $0.1 million related to other prior year positions. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $11.0 million as of December 31, 2010 and $32.0 million as of December 31, 2009.

The Company elected to recognize accrued interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2010 and December 31, 2009, the Company had approximately $0.7 million and $1.9 million of accrued interest and penalties related to uncertain tax positions, respectively. To the extent interest and penalties are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax provision. The Company does not anticipate that total unrecognized tax benefits will significantly change within the next twelve months.

A reconciliation of the beginning and ending balances of the total amounts of unrecognized tax benefits is as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
Balance, beginning of year	$ 59,826	$10,455	$ 8,931
Increases related to prior year tax positions	130	—	586
Decreases related to prior year tax positions	(57,234)	(820)	(241)
Increases related to current year tax positions	11,311	50,191	1,179
Settlements	—	—	—
Expiration of the statue of limitations	—	—	—
Balance, end of year	$ 14,033	$59,826	$10,455

Note 16. Commitments and Contingencies

Commitments. The Company has commitments for future payments related to office facilities leases and other contractual obligations. The Company leases office facilities under various operating leases expiring through September 2014. The Company also has other contractual obligations, primarily relating to minimum contractual payments due to content and other service providers, expiring over varying time periods in the future. Future minimum payments are as follows (in thousands):

	Office Leases	Other Contractual Obligations	Total
2011	$ 9,963	$ 996	$10,959
2012	7,832	88	7,920
2013	7,117	88	7,205
2014	5,524	—	5,524
2015	64	—	64
Thereafter	153	—	153
Total minimum payments	$30,653	$1,172	$31,825

Of the total net office lease future minimum payments, $4.6 million is recorded in accrued loss on excess office facilities at December 31, 2010.

Rent expense during the years ended December 31, 2010, 2009, and 2008, was $10.6 million, $12.3 million, and $12.6 million, respectively.

Borrowing Arrangements. The Company's subsidiary, WiderThan, has entered into lines of credit with a Korean domestic bank with an aggregate maximum available limit of $0.9 million at interest rates of approximately 6% over the rate earned on the underlying deposits. During the years ended December 31, 2010 and 2009, WiderThan did not draw on the line of credit and there was no balance outstanding as of December 31, 2010 or December 31, 2009.

The Company's subsidiary, WiderThan, uses electronic promissory notes issued by a Korean domestic bank with an aggregate line of credit of up to $2.2 million. The charged amounts are generally payable in the following month depending on the billing cycle and are included in accounts payable in the consolidated balance sheets. In general, the term of the arrangement is one year, with renewal in April of each year. The arrangement may be renewed in writing by mutual agreement between WiderThan and the bank. WiderThan is not subject to any financial or other restrictive covenants under the terms of this arrangement. As of December 31, 2010, the Company had $0.6 million outstanding on this promissory note and other guarantees.

401(k) Retirement Savings Plan. The Company has a salary deferral plan (401(k) Plan) that covers substantially all employees. Under the plan, eligible employees may contribute up to 50% of their pretax salary, subject to the Internal Revenue Service annual contribution limits. During the years ended December 31, 2010, 2009, and 2008, the Company matched 50% of employee contributions to the 401(k) Plan, on up to three percent of participating employees' compensation, and contributed $1.4 million, $1.4 million, and $1.6 million, respectively, in matching contributions. The Company can terminate the matching contributions at its discretion. The Company has no other post-employment or post-retirement benefit plans.

Litigation On September 30, 2008, the Company filed a declaratory action against Disney Enterprises, Inc., Paramount Pictures Corp., Sony Pictures Entertainment, Inc., Twentieth Century Fox Film Corp., NBC Universal, Inc., Warner Bros. Entertainment, Inc., Viacom, Inc. (collectively, the "Studios") and the DVD Copy Control Association (DVD CCA) in the U.S. District Court for the Northern District of California relating to the Company's RealDVD product (the "RealDVD Litigation"), which, among other things, allows consumers to securely store DVD content on their hard drives. On the same day, various movie studios filed suit against the Company that alleged, among other things, that by offering the RealDVD product, the Company has violated the Digital Millennium Copyright Act and sought to enjoin the sale or distribution of the RealDVD product. In May 2009, the Company moved to amend its complaint against the Studios to add claims that the Studios and DVD CCA conspired to violate, and have violated, state and federal antitrust laws by, among other things, unlawfully eliminating competition in the market for technology that enables a consumer to make a lawful, secure backup copy of a DVD and made similar counterclaims against the DVD CCA. On August 11, 2009, the court in the Northern District of California granted the movie studios' motion for preliminary injunction, which enjoined the Company from selling or otherwise distributing RealDVD to the public, which the Company appealed to the U.S. Court of Appeals for the Ninth Circuit. On March 1, 2010, the Company entered into a settlement agreement with the Studios and related entities as well as the DVD CCA with respect to the RealDVD Litigation. Under the terms of the settlement agreement, the Company is obligated to pay $4.5 million to the Studios for the Studios' fees and costs in connection with the RealDVD Litigation. In addition, the Company agreed to the terms of a consent judgment, as entered by the District Court in the Northern District of California on March 3, 2010, which, among other things, permanently enjoins the Company from distributing or offering RealDVD or any other technology, product, service or device that enables the duplication of, redistribution of, or unauthorized access to, copyrighted content protected by the Content Scramble System or technologies known as ARccOS or RipGuard. All claims and counterclaims in the RealDVD Litigation, including the Company's claims of breach of federal antitrust laws against the Studios, were either resolved by the consent judgment or dismissed with prejudice, and the Company withdrew its appeal to the U.S. Court of Appeals for the Ninth Circuit relating to the preliminary injunction. The Company's payment obligation under the settlement agreement is reflected in the Company's consolidated financial statements for the year ended December 31, 2009.

On April 25, 2007, a lawsuit was filed by Greenville Communications, LLC in Greenville, Mississippi against a number of cell phone carriers, including the Company's partners T-Mobile USA, Inc. and Alltel Corporation, alleging that they infringe its patents by providing ringback tone services. The Company agreed to indemnify T-Mobile and Alltel against the claims based on an indemnity that is claimed to be owed by the Company. On August 27, 2007, the Company's motion to transfer this matter to the U.S. District Court for the District of New Jersey was granted. The parties briefed claim construction, but the case was subsequently stayed pending reexamination of the patents at issue. On December 10, 2009, the U.S. Patent and Trademark Office issued notice of its intent to issue reexamination certificates for the patents in suit. The Court lifted the stay on the litigation on January 29, 2010 and discovery has resumed. The Company disputes the plaintiff's allegations regarding both the validity of its patents and its claims of infringement against the Company's partners.

The Company has also been involved in a proceeding in the U.S. District Court for the Southern District of New York to determine a royalty rate for the public performance of music contained in the American Society of Composers, Authors and Publishers (ASCAP) catalogue. In April 2008, the district court issued a preliminary ruling that sets forth, among other things, a methodology to be used to calculate the royalties owed to ASCAP and subsequently issued additional rulings. After working with ASCAP to make a final determination of amounts due under the court's rulings, the Company reached a partial agreement with ASCAP on January 12, 2009. The Company believes it has sufficiently accrued for expected royalties under the agreement, but the Company appealed some aspects of the court's rulings that underlie the agreement, arguing that the district court had adopted an improper formula for establishing royalty rates. ASCAP also appealed the district court's ruling, arguing that the district court should have ruled that all transmissions of content downloads constituted public performances. On September 28, 2010, the U.S. Court of Appeals for the Second Circuit issued an opinion substantially ruling in favor of each of the Company's positions that were on appeal. On the public performance issue, the Second Circuit ruled that delivering a download is neither a "performance" nor "public," and therefore ASCAP is not entitled to any royalties for such downloads. The Second Circuit agreed with the Company that the formula adopted by the District Court for establishing royalties was unreasonable and unsupported, and directed the District Court to establish new rates that reflect the "varying nature and scope" of the Company's music use. These rates are relevant to the Company's operation of the Rhapsody music business prior to the completion of its restructuring at the end of the first quarter of 2010. The rates are also relevant to the ongoing business of Rhapsody in which the Company continues to hold an approximate 47% equity interest. The case has been remanded to the District Court in order to establish a new formula.

From time to time the Company is, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of business, including employment claims, contract-related claims, and claims of alleged infringement of third-party patents, trademarks and other intellectual property rights. These claims, including those described above, even if not meritorious, could force the Company to spend significant financial and managerial resources. The Company is not aware of any other legal proceedings or claims that the Company believes will have, individually or taken together, a material adverse effect on the Company's business, prospects, financial condition or results of operations. However, the Company may incur substantial expenses in defending against third-party claims and certain pending claims are moving closer to trial. The Company expects that its potential costs of defending these claims may increase as the disputes move into the trial phase of the proceedings. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and/or be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position and results of operations.

Note 17. Guarantees

In the ordinary course of business, the Company is not subject to potential obligations under guarantees that fall within the scope of ASC 460 — *Guarantees* (ASC 460), except for standard indemnification and warranty provisions that are contained within many of the Company's customer license and service agreements, and give rise only to the disclosure requirements prescribed by ASC 460.

Indemnification and warranty provisions contained within the Company's customer license and service agreements are generally consistent with those prevalent in the Company's industry. The duration of the Company's product warranties generally does not exceed 90 days following delivery of the Company's products. The Company has not incurred significant obligations under customer indemnification or warranty provisions historically and does not expect to incur significant obligations in the future. Accordingly, the Company does not maintain accruals for potential customer indemnification or warranty-related obligations.

Note 18. Segment Information

As of July 1, 2010, the Company reorganized the management of its product lines and businesses in order to more efficiently develop and sell its products, and more cost effectively manage its operations. Beginning in the quarter ended September 30, 2010, the Company's financial results reflect the new corporate organization with the following reporting segments: (1) Core Products, which includes financial results from existing and future software as a service offerings of ringback tones, music on demand, video on demand, storefront services and inter-carrier messaging; systems integration and professional services; Helix software and licenses for handsets;

SuperPass; and the Company's international radio subscriptions; (2) Emerging Products, which includes financial results from RealPlayer, including distribution of third-party products, advertising and other revenue, and new products and services that will be introduced over time for consumers or enterprise customers; and (3) Games, which is unchanged and includes all games-related financial results, including game sales, subscriptions services, syndication services, advertising-supported games, and mobile and social games. In addition, the Company will continue to present financial results for its former Music segment on a historical basis only. The Music segment primarily included financial results and operating performance of the Company's Rhapsody joint venture, which was restructured as of March 31, 2010. As a result of the restructuring, Rhapsody's results are no longer consolidated with the Company's financial statements for periods after March 31, 2010. The Company now reports its share of Rhapsody's income or losses as "Equity in net loss of Rhapsody and other equity method investments" in "Other income." The Company was able to reflect the reorganization of its segments for periods prior to September 30, 2010, to allow the comparability between the periods.

Beginning with the third quarter of 2010, the Company also changed how it allocates corporate and shared overhead expenses. Historically, RealNetworks allocated common corporate overhead expenses, including but not limited to finance, legal and headquarters facilities, to each business segment. Beginning in the quarter ended September 30, 2010, these shared expenses, as well as stock compensation costs, will be shown in the aggregate as "Corporate" expenses and will not be reflected in segment results for the business segments described in the preceding paragraph. Only direct business segment expenses, such as research and development, marketing and certain other business shared services, will be reflected in the associated business segment results. The changes in the allocation of corporate expenses are designed to help ensure that business segment results will reflect only those items that are directly attributable to that segment's performance and that shared overhead expenses will be centrally managed to promote focus on and accountability for the overall corporate cost structure.

The Company reports three ongoing reporting segments based on factors such as how the Company manages its operations and how its Chief Operating Decision Maker reviews results. The Company's Chief Operating Decision Maker is considered to be the Company's CEO Staff (CEOS), which includes the Company's Chief Executive Officer, Chief Financial Officer, Executive Vice President, Chief Legal Officer and certain Senior Vice Presidents. The CEOS reviews financial information presented on both a consolidated basis and on a business segment basis, accompanied by disaggregated information about products and services, geographical regions and corporate expenses for purposes of making decisions and assessing financial performance. The CEOS reviews discrete financial information regarding profitability of the Company's Core Products, Emerging Products, Games, and, prior to April 1, 2010, Music segments and, therefore, the Company reports these as operating segments. The accounting policies used to derive segment results are generally the same as those described in Note 1, *Description of Business and Summary of Significant Accounting Policies*.

Segment income (loss) before income taxes for the years ended December 31, 2010, 2009 and 2008, respectively is as follows:

Core Products

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Revenue	$212,845	$233,365	$ 262,681	$(20,520)	(9)%	$ (29,316)	(11)%
Cost of revenue	83,733	81,774	93,784	1,959	2%	(12,010)	(13)%
Impairment of deferred costs and prepaid royalties	—	—	10,837	—	—	(10,837)	(100)%
Gross profit	129,112	151,591	158,060	(22,479)	(15)%	(6,469)	(4)%
Operating expenses	86,217	138,502	260,728	(52,285)	(38)%	(122,226)	(47)%
Operating income (loss)	$ 42,895	$ 13,089	$(102,668)	$ 29,806	228%	$ 115,757	113%

Emerging Products

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Revenue	$41,761	$ 45,207	$46,760	$ (3,446)	(8)%	$ (1,553)	(3)%
Cost of revenue	7,123	6,884	6,451	239	3%	433	7%
Gross profit	34,638	38,323	40,309	(3,685)	(10)%	(1,986)	(5)%
Operating expenses	28,053	73,211	15,842	(45,158)	(62)%	57,369	362%
Operating income (loss)	$ 6,585	$(34,888)	$24,467	$ 41,473	119%	$(59,355)	(243)%

Games

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$111,394	$122,824	$134,648	$(11,430)	(9)%	$(11,824)	(9)%
Cost of revenue	29,071	32,862	39,204	(3,791)	(12)%	(6,342)	(16)%
Impairment of deferred costs and prepaid royalties	—	—	7,829	—	—	(7,829)	(100)%
Gross profit	82,323	89,962	87,615	(7,639)	(8)%	2,347	3%
Operating expenses	78,275	127,908	134,683	(49,633)	(39)%	(6,775)	(5)%
Operating income (loss)	$ 4,048	$ (37,946)	$ (47,068)	$ 41,994	111%	$ 9,122	19%

Music

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Total revenue	$35,733	$160,868	$160,721	$(125,135)	(78)%	$ 147	—%
Cost of revenue	21,864	98,322	90,595	(76,458)	(78)%	7,727	9%
Impairment of deferred costs and prepaid royalties	—	—	1,000	—	—	(1,000)	(100)%
Gross profit	13,869	62,546	69,126	(48,677)	(78)%	(6,580)	(10)%
Total operating expenses	13,911	129,085	126,749	(115,174)	(89)%	2,336	2%
Operating income (loss)	$ (42)	$ (66,539)	$ (57,623)	$ 66,497	100%	$(8,916)	(15)%

Corporate

	2010	2009	2008	2010-2009 Change	% Change	2009-2008 Change	% Change
Cost of revenue	$ 2,932	$ 2,300	$ 3,209	$ 632	27%	$ (909)	(28)%
Total operating expenses	85,081	108,654	101,304	(23,573)	(22)%	7,350	7%
Operating loss	$(88,013)	$(110,954)	$(104,513)	$ 22,941	21%	$(6,441)	(6)%

The Company's customers consist primarily of consumers and corporations located in the U.S., Europe, and various foreign countries. Revenue by geographic region is as follows (in thousands):

	Years Ended December 31,		
	2010	2009	2008
United States	$227,823	$374,283	$403,799
Europe	79,820	96,146	107,223
Rest of the World	94,090	91,835	93,788
Total	$401,733	$562,264	$604,810

Long-lived assets, consisting of equipment, software, leasehold improvements, other intangible assets, and goodwill by geographic region are as follows (in thousands):

	December 31,	
	2010	2009
United States	$43,655	$51,367
Republic of Korea	5,659	7,196
Europe	3,069	5,745
Rest of the World	2,900	3,456
Total long-lived assets	$55,283	$67,764

Net assets including minority interest by geographic location are as follows (in thousands):

	December 31,	
	2010	2009
United States	$352,341	$320,412
Republic of Korea	12,374	10,581
Europe	33,029	34,784
Rest of the World	15,001	10,034
Total	$412,745	$375,811

Goodwill is assigned to the Company's segments as follows (in thousands):

	December 31,	
	2010	2009
Music	$ —	$—
Games	4,960	—
Media Software and Services	—	—
Technology products and solutions	—	—
Total goodwill	$4,960	$—

Note 19. Related Party Transactions

Transactions with MTVN. As part of the initial formation of Rhapsody in 2007, MTVN contributed a $230 million five-year note payable in partial consideration for acquiring MTVN's interest in the venture. In February 2009, RealNetworks and MTVN signed an amendment to the Rhapsody joint venture agreement which reduced the amount payable under the MTVN note to $213.8 million over the original five-year term and on March 31, 2010, the note was cancelled in connection with the completion of the Rhapsody restructuring transactions. During the year ended December 31, 2010, Rhapsody received $1.2 million in cash as note payments and spent $1.1 million in advertising with MTVN. During the year ended December 31, 2009, Rhapsody received $33.0 million in cash as note payments and spent $33.3 million in advertising with MTVN. During the year ended December 31, 2008, Rhapsody received $44.4 million in cash as note payments and spent $44.2 million in advertising with MTVN. MTVN agreed to a new $33 million marketing commitment as part of the restructuring transactions that were completed on March 31, 2010. RealNetworks no longer consolidates Rhapsody's financial position and results, and consequently these transactions are no longer considered related party transactions. See Note 3, Rhapsody Joint Venture, for more information on the restructuring transactions.

Transactions with Rhapsody. For periods between August 2007 and March 31, 2010, the Company also provided various support services, including items such as facilities, information technology systems, personnel support and some overhead charges, associated with the support services, directly to Rhapsody. The allocation of these and other support service costs were based on various measures depending on the service provided, including employee headcount, time employees spend on providing services to Rhapsody, server usage or number of users of a service. The allocations of these costs are billed directly to Rhapsody. Prior to March 31, 2010, the Company has treated these allocations as intercompany transactions and all such transactions were eliminated in consolidation. As of March 31, 2010, the Company no longer consolidates these transactions.

Following the restructuring transactions, the Company is obligated to provide Rhapsody with a reduced amount of support services unless earlier terminated by Rhapsody. These support services are expected to be completed in 2011. The support services include information technology and limited operational support provided directly to Rhapsody. The amount of these and other support service costs were based on various measures depending on the service provided, including vendor fees, an allocation of fixed costs and time employees spend on providing services to Rhapsody. RealNetworks allocates the cost of providing these support services and records such allocation as a reduction to the related expense in the period for which it was incurred. During the year ended December 31, 2010, the Company charged Rhapsody $3.2 million for the support services. At December 31, 2010, the Related Party Receivable – Rhapsody of $0.4 million included these charges.

Transactions with LoEn Entertainment, Inc. During the fourth quarter of 2008, the Company paid $9.9 million to acquire approximately 11% of the outstanding shares of LoEn Entertainment, Inc. (LoEn). The Company paid market price for approximately 2.8 million common shares of LoEn which are traded on the Korean Securities Dealers Automated Quotations. The Company's investment in LoEn is treated as an equity investment of a public company and is marked-to-market each period with resulting gains/losses recognized in equity as unrealized holding gains/losses on investment. During the years ended December 31, 2010 and 2009, the Company recorded revenue from LoEn of approximately $18.0 million and $13.5 million, respectively. This revenue consisted primarily of sales of application service provider services, which includes sales of ringback tones, music-on-demand, video-on-demand, and inter-carrier messaging services. Associated with these transactions, the Company also recorded accounts receivable of approximately $3.2 million and $4.4 million as of December 31, 2010 and 2009, respectively. Accounts payable and cost of revenue balances associated with LoEn as of and for the years ended December 31, 2010 and 2009 were nominal.

Note 20. Quarterly Information (Unaudited)

The following table summarizes the unaudited statement of operations for each quarter of 2010 and 2009 (in thousands, except per share data):

	Total	Dec. 31	Sept. 30 (3)	June 30	Mar. 31 (2)
2010:					
Net revenue	$ 401,733	$ 97,817	$ 86,432	$ 88,884	$128,600
Gross profit	257,010	62,112	55,722	59,735	79,441
Operating (loss) income	(34,527)	5,979	(4,150)	(21,694)	(14,662)
Net income (loss) attributable to common shareholders	5,038	3,194	24,523	(25,907)	3,228
Basic net income (loss) per share available to common shareholders(1)	0.06	0.02	0.18	(0.19)	0.05
Diluted net income (loss) per share available to common shareholders(1)	0.06	0.02	0.18	(0.19)	0.05
2009:					
Net revenue	$ 562,264	$145,502	$140,264	$ 135,725	$140,773
Gross profit	340,122	88,681	86,578	80,111	84,752
Operating loss	(237,238)	(21,550)	(4,277)	(192,871)	(18,540)
Net income (loss) attributable to common shareholders	(216,764)	(17,819)	1,520	(188,329)	(12,136)
Basic net income (loss) per share available to common shareholders(1)	(1.64)	(0.11)	0.00	(1.40)	(0.10)
Diluted net income (loss) per share available to common shareholders(1)	(1.64)	(0.11)	0.00	(1.40)	(0.10)

(1) The sum of the quarterly net income per share will not necessarily equal the net income per share for the year due to the use of weighted average quarterly shares and the effects of rounding.

(2) The quarter ended March 31, 2010 included a one-time net gain on deconsolidation of Rhapsody of $10.9 million which was recorded in other income and expense, net. This item is described more fully in footnote 3.

(3) The Company received a cash payment of approximately $30.0 million in the quarter ended September 30, 2010 as a result of a refund of federal taxes previously paid. The Company recorded the cash proceeds from the refund as an income tax benefit in its statement of operations and recognized other income tax benefits related to this matter, including the reversal of a liability for uncertain tax positions, in the quarter ended September 30, 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited the accompanying consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RealNetworks, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2011 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
March 15, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RealNetworks, Inc.:

We have audited RealNetworks, Inc.'s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RealNetworks, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RealNetworks, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RealNetworks, Inc. and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity and noncontrolling interest, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 15, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
March 15, 2011

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Disclosure Controls and Procedures

Our management, with the participation of the principal executive officer and principal financial officer, has evaluated the effectiveness of our "disclosure controls and procedures" (as such term is defined under Rule 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act)). Based on their evaluation, the principal executive officer and principal financial officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective for the purpose of ensuring that the information required to be disclosed in the reports that we file or submit under the Exchange Act (1) is recorded, processed, summarized, and reported within the time period specified in the Securities and Exchange Commission rules and forms and (2) is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, our management concluded that, as of December 31, 2010, RealNetworks maintained effective internal control over financial reporting.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2010. This attestation is included within Item 8.

Changes in Internal Control over Financial Reporting

Our management, with the participation of the principal executive officer and principal financial officer, has evaluated the changes to our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2010 as required by paragraph (d) of Rules 13a-15 and 15d-15 of the Exchange Act and has concluded that there were no such changes that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***Other Information***

None.

PART III.

Item 10. ***Directors, Executive Officers and Corporate Governance***

The information required by this Item is incorporated by reference to the information contained in part in the sections captioned "Election of Director(s)-Nominee(s) for Director," "Board of Directors-Continuing Directors-Not Standing for Election This Year," "Board of Directors-Committees of the Board," "Board of Directors-Code of Business Conduct and Ethics" and "Voting Securities and Principal Holders-Section 16(a) Beneficial Ownership Reporting Compliance" of the Proxy Statement relating to RealNetworks' 2011 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2010.

The remaining information required by this Item is set forth in Part I of this report under the caption "Executive Officers of the Registrant."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation" of the Proxy Statement relating to RealNetworks' 2011 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2010.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Voting Securities and Principal Holders" of the Proxy Statement relating to RealNetworks' 2011 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2010.

Equity Compensation Plans

As of December 31, 2010, we had awards outstanding under five equity compensation plans. These plans include the RealNetworks, Inc. 1995 Stock Option Plan (1995 Plan), the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (1996 Plan), the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (2000 Plan), the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (2005 Plan), and the RealNetworks, Inc. 2002 Director Stock Option Plan (2002 Plan). In addition, we maintain the RealNetworks, Inc. 2007 Employee Stock Purchase Plan, as amended and restated October 2010 (2007 ESPP). The 1995 Plan, 1996 Plan, 2002 Plan, 2005 Plan and 2007 ESPP have been approved by our shareholders. The 2000 Plan has not been approved by our shareholders.

In 2005, our shareholders approved the 2005 Plan and upon this approval of the 2005 Plan, we terminated the 1995 Plan, the 1996 Plan, the 2000 Plan and the 2002 Plan. In 2007, our shareholders approved an amended and restated 2005 Plan, and upon this approval, we terminated the RealNetworks, Inc. Director Compensation Stock Plan. As a result of the termination of these Plans, all new equity awards will be issued under the 2005 Plan. In 2007, our shareholders also approved the 2007 ESPP and in October 2010 they approved an amendment to increase the number of shares issuable under the 2007 ESPP by 2.0 million. The initial offering period under the 2007 ESPP commenced on January 1, 2008.

The following table aggregates the data from our plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (in 000's)(a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (in 000's)(c)
Equity compensation plans approved by security holders	22,210	$4.92	18,775(1)(2)
Equity compensation plans not approved by security holders	25	8.02	—
Total	22,235	$4.92	18,775

(1) On January 1, 2008, the 2007 ESPP became effective. Column (c) above excludes an aggregate of 3,500,000 shares of the Company's common stock that are authorized for issuance pursuant to the 2007 ESPP (which includes an additional 2.0 million shares of the Company's common stock were authorized for issuance in October 2010).

(2) Includes shares available for future issuances pursuant to the Real Networks, Inc. 2007 Director Compensation Stock Plan (2007 Director Plan), a sub-plan that operates and is administered under the 2005

Plan. Under the 2007 Director Plan, outside directors may elect to receive all or a portion of his or her quarterly director compensation in shares of the Company's common stock in lieu of cash. Shares issued to directors under the 2007 Director Plan are issued from the shares reserved under the 2005 Plan.

Equity Compensation Plans Not Approved By Security Holders. The Board of Directors adopted the 2000 Plan to enable the grant of nonqualified stock options to employees and consultants of RealNetworks and its subsidiaries who are not otherwise officers or directors of RealNetworks. The 2000 Plan has not been approved by RealNetworks' shareholders. The Compensation Committee of the Board of Directors is the administrator of the 2000 Plan, and as such determines all matters relating to options granted under the 2000 Plan. Nonqualified stock options granted pursuant to the 2000 Plan were granted with exercise prices equal to the fair market value of RealNetworks' common stock on the date of grant and typically vest over five years as determined by the Compensation Committee or pursuant to delegated authority as provided in the 2000 Plan. In June 2005, the 2000 Plan was terminated and the remaining available shares were transferred to the 2005 Plan.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Executive Compensation-Policies and Procedures with Respect to Related Person Transactions," "Executive Compensation-Certain Relationships and Related Transactions" and "Election of Directors-Director Independence" of the Proxy Statement relating to RealNetworks' 2011 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2010.

Item 14. *Principal Accountant Fees and Services*

The information required by this Item is incorporated by reference to the information contained in the section captioned "Ratification of Appointment of Independent Registered Public Accounting Firm-Fees Billed by KPMG LLP During 2009 and 2010" and "Ratification of Appointment of Independent Registered Public Accounting Firm-Pre-Approval Policies and Procedures" of the Proxy Statement relating to RealNetworks' 2011 Annual Meeting of Shareholders, to be filed with the Securities and Exchange Commission within 120 days after the fiscal year ended December 31, 2010.

PART IV.

Item 15. *Exhibits and Financial Statement Schedules*

(a)(1) **Index to Consolidated Financial Statements**

The following consolidated financial statements of RealNetworks, Inc. and subsidiaries are filed as part of this report:

Consolidated Balance Sheets — December 31, 2010 and 2009

Consolidated Statements of Operations and Comprehensive Income (Loss) — Years Ended December 31, 2010, 2009, and 2008

Consolidated Statements of Cash Flows — Years Ended December 31, 2010, 2009, and 2008

Consolidated Statements of Shareholders' Equity and Noncontrolling Interest — Years Ended December 31, 2010, 2009, and 2008

Notes to Consolidated Financial Statements

Reports of Independent Registered Public Accounting Firm

(a)(2) **Financial Statement Schedules**

All financial statement schedules have been omitted since they are either not required, not applicable, or because the information required is included in the consolidated financial statements or the notes thereto.

(a)(3) **Index to Exhibits**

Exhibit Number	Description
2.1	Transaction, Contribution and Purchase Agreement dated as of February 9, 2010 among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2010)
2.2	Combination Agreement by and among RealNetworks, Inc., RN International Holdings B.V. and WiderThan Co., Ltd. dated as of September 12, 2006 (incorporated by reference from Exhibit 2.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on September 14, 2006)
3.1	Amended and Restated Articles of Incorporation (incorporated by reference from Exhibit 3.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 filed with the Securities and Exchange Commission on August 11, 2000)
3.2	Amended and Restated Bylaws effective July 23, 2010 (incorporated by reference from Exhibit 3.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on July 29, 2010)
4.1	Amended and Restated Shareholder Rights Plan dated as of December 2, 2008, by and between RealNetworks, Inc. and Mellon Investor Services LLC including the form of Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively (incorporated by reference from Exhibit 4.1 to RealNetworks' Form 8-K filed with the Securities and Exchange Commission on December 3, 2008)
10.1†	RealNetworks, Inc. 1995 Stock Option Plan (incorporated by reference from Exhibit 99.1 to RealNetworks' Registration Statement on Form S-8 filed with the Securities and Exchange Commission on September 14, 1998)
10.2†	RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.3†	Amendment No. 1 to the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.4†	RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001 filed with the Securities and Exchange Commission on August 13, 2001)
10.5†	Amendment No. 1 to the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated on June 1, 2001 (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.6†	RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002 filed with the Securities and Exchange Commission on July 25, 2002)
10.7†	Form of Stock Option Agreement under the RealNetworks, Inc. 1996 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.8†	Form of Stock Option Agreement under the RealNetworks, Inc. 2000 Stock Option Plan, as amended and restated (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)

Exhibit Number	Description
10.9†	Forms of Stock Option Agreement under the RealNetworks, Inc. 2002 Director Stock Option Plan (incorporated by reference from Exhibit 10.3 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2002 filed with the Securities and Exchange Commission on November 14, 2002)
10.10†	RealNetworks, Inc. 2007 Employee Stock Purchase Plan, as amended and restated effective October 18, 2010
10.11†	RealNetworks, Inc. 2007 Director Compensation Stock Plan (incorporated by reference from Exhibit 10.9 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2007 filed with the Securities and Exchange Commission on February 29, 2008)
10.12†	RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated effective December 17, 2009 (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on December 21, 2009)
10.13†	Form of Non-Qualified Stock Option Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.11 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.14†	Form of Restricted Stock Units Terms and Conditions for use under the RealNetworks, Inc. 2005 Stock Incentive Plan, as amended and restated (incorporated by reference from Exhibit 10.12 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007)
10.15	Lease dated January 21, 1998 between RealNetworks, Inc. as Lessee and 2601 Elliott, LLC, as amended (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 filed with the Securities and Exchange Commission on November 9, 2004)
10.16†	Form of Director and Officer Indemnification Agreement (incorporated by reference from Exhibit 10.14 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.17	Voting Agreement dated September 25, 1997 by and among RealNetworks, Robert Glaser, Accel IV L.P., Mitchell Kapor and Bruce Jacobsen (incorporated by reference from Exhibit 10.17 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.18	Agreement dated September 26, 1997 by and between RealNetworks and Robert Glaser (incorporated by reference from Exhibit 10.18 to RealNetworks' Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 26, 1997 (File No. 333-36553))
10.19†	Offer Letter dated February 13, 2006 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.19 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.20†	Offer Letter dated January 23, 2009 between RealNetworks, Inc. and Bob Kimball (incorporated by reference from Exhibit 10.21 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2008 filed with the Securities and Exchange Commission on March 2, 2009)
10.21†	Offer Letter dated January 17, 2008 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.23 to RealNetworks' Annual Report on Form 10-K for the year ended December 31, 2009 filed with the Securities and Exchange Commission on March 10, 2010)
10.22†	Offer Letter dated January 5, 2009 between RealNetworks, Inc. and Hank Skorny (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)
10.23†	Promotion Letter dated October 23, 2009 between RealNetworks, Inc. and Hank Skorny
10.24†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.1 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)

Exhibit Number	Description
10.25†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Eggers (incorporated by reference from Exhibit 10.2 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.26†	Retention Letter dated February 24, 2010 between RealNetworks, Inc. and Michael Lunsford (incorporated by reference from Exhibit 10.3 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.27†	Retention Letter dated April 16, 2010 between RealNetworks, Inc. and Hank Skorny (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)
10.28†	Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and Robert Kimball (incorporated by reference from Exhibit 10.4 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.29†	Form of Change in Control and Severance Agreement dated February 24, 2010 between RealNetworks, Inc. and each of Michael Eggers and Michael Lunsford (incorporated by reference from Exhibit 10.5 to RealNetworks' Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2010)
10.30†	Change in Control and Severance Agreement effective April 16, 2010 between RealNetworks, Inc. and Hank Skorny
10.31†	Separation Letter dated April 28, 2010 from RealNetworks, Inc. to Robert Glaser (incorporated by reference from Exhibit 10.4 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)
10.32†	Separation and Release Agreement dated April 28, 2010 between RealNetworks, Inc. and John Giamatteo (incorporated by reference from Exhibit 10.5 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010)
10.33†	Separation and Release Agreement between RealNetworks, Inc. and John Barbour dated August 9, 2010 (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010)
10.34†	Form of MBO Plan Document under the RealNetworks, Inc. 2010 Executive Compensation Program (incorporated by reference from Exhibit 10.2 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2010)
10.35†	Form of MBO Plan Document under the RealNetworks, Inc. 2011 Executive Compensation Program
10.36*	Amended and Restated Settlement Agreement dated as of March 10, 2006 between RealNetworks, Inc. and Microsoft Corporation (incorporated by reference from Exhibit 10.24 to RealNetworks' Annual Report on form 10-K for the year ended December 31, 2005 filed with the Securities and Exchange Commission on March 16, 2006)
10.37*	Transaction, Contribution and Purchase Agreement dated as of August 20, 2007 by and among Rhapsody America LLC, RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007)
10.38	Stockholder Agreement dated as of March 31, 2010 among Rhapsody International Inc., RealNetworks, Inc., RealNetworks Digital Music of California, Inc., Viacom International Inc. and DMS Holdco Inc. (incorporated by reference from Exhibit 10.1 to RealNetworks' Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2010)
21.1	Subsidiaries of RealNetworks, Inc.
23.1	Consent of KPMG LLP
24.1	Power of Attorney (included on signature page)
31.1	Certification of Robert Kimball, President and Chief Executive Officer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description
31.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Robert Kimball, President and Chief Executive Officer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Michael Eggers, Senior Vice President, Chief Financial Officer and Treasurer of RealNetworks, Inc., Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Executive Compensation Plan or Agreement

* Portions of this exhibit are omitted and were filed separately with the Securities and Exchange Commission pursuant to the Company's application requesting confidential treatment under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on March 16, 2011.

REALNETWORKS, INC.

By: /s/ ROBERT KIMBALL
Robert Kimball
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Robert Kimball and Michael Eggers, and each of them severally, his or her true and lawful attorneys-in-fact and agents, with full power to act without the other and with full power of substitution and resubstitution, to execute in his or her name and on his or her behalf, individually and in each capacity stated below, any and all amendments and supplements to this Report, and any and all other instruments necessary or incidental in connection herewith, and to file the same with the Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated below on March 16, 2011.

Signature	Title
/s/ ROBERT KIMBALL Robert Kimball	President and Chief Executive Officer (Principal Executive Officer)
/s/ MICHAEL EGGERS Michael Eggers	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
/s/ ROBERT GLASER Robert Glaser	Chairman of the Board
/s/ ERIC A. BENHAMOU Eric A. Benhamou	Director
/s/ EDWARD BLEIER Edward Bleier	Director
/s/ PRADEEP JOTWANI Pradeep Jotwani	Director
/s/ JONATHAN D. KLEIN Jonathan D. Klein	Director
/s/ KALPANA RAINA Kalpana Raina	Director
/s/ JANICE ROBERTS Janice Roberts	Director
/s/ DOMINIQUE TREMPONT Dominique Trempont	Director

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Annual Report

BOARD OF DIRECTORS

Rob Glaser
Chairman of the Board

Eric A. Benhamou
Chairman and Chief Executive Officer, Benhamou Global Ventures

Edward Bleier
Retired President, Pay-TV, Warner Bros.

Pradeep Jotwani
Private Investor

Jonathan D. Klein
Chief Executive Officer, Getty Images Inc.

Kalpana Raina
Private Investor

Janice Roberts
Managing Director, Mayfield Fund

Dominique Trempont
Private Investor

EXECUTIVE OFFICERS

Michael Lunsford
Interim Chief Executive Officer

Tracy D. Daw
Chief Legal Officer and Corporate Secretary

Michael Eggers
Senior Vice President, Chief Financial Officer and Treasurer

Matthew Hulett
Senior Vice President, Games Division

TRANSFER AGENT AND REGISTRAR

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310-1900

For Domestic Shareholders
(800) 522-6645

TDD for Hearing Impaired Shareholders
(800) 231-5469

For International Shareholders
(201) 680-6578

TDD International Shareholders
(201) 680-6610

Website:
www.bnymellon.com/shareowner/equityaccess

Independent Registered Public Accountants
KPMG LLP
Seattle, Washington

CORPORATE HEADQUARTERS

2601 Elliott Avenue, Suite 1000
Seattle, Washington 98121

REALNETWORKS, INC. WEBSITE

For More information on the Company, please visit its websites at www.realnetworks.com and www.real.com

ANNUAL MEETING OF SHAREHOLDERS

11:00 a.m., Wednesday, November 16, 2011
World Trade Center, 4th Floor
2200 Alaskan Way
Seattle, Washington 98121

TRADEMARK INFORMATION

RealNetworks, Real, the Real logo, RealPlayer, RealArcade, RealDVD, Helix, SuperPass, GameHouse, FunPass, Unifi, WiderThan and Zylom are trademarks or registered trademarks of RealNetworks, Inc. or its subsidiaries. All other products and company names are the trademarks or registered trademarks of their respective owners.

FORM 10-K

Available without charge upon request. Copies of the RealNetworks, Inc. Annual Report on Form 10-K filed with the Securities and Exchange Commission are available from the company without charge. Contact RealNetworks' Investor Relations by correspondence to the corporate headquarters address or by telephone:
(206) 892-6320



FSC
www.fsc.org
MIX
Paper from
responsible sources
FSC® C101537